UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Consolidated financial statements

Year ended December 31, 2019

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Significant events 2019

IFRS	Changes in consolidation scope	BT shares
Application of IFRS 16 "Leases"	Acquisition of SecureData and SecureLink	Sale of BT Group Plc shares

IFRS 16 has been applied since January 1, 2019. Information on the first-time adoption of IFRS 16 "Leases" on January 1, 2019, is presented in Note 2.3 "New standards and interpretations applied from January 1, 2019".

	In January 2019, Orange took control of SecureData. In July 2019, Orange took control of SecureLink.	In June 2019, the Group sold its remaining 2.49% equity interest in BT Group Plc for a net amount of 486 million pounds sterling (543 million euros).
Note 2.3.1	Note 3.2	Note 12.7

Table of contents

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Analysis of changes in shareholders' equity related to components of the other comprehensive income

Consolidated statement of cash flows

Notes to the consolidated financial statements

Note 1   Segment information

1.1    Segment revenue

1.2    Segment revenue to consolidated net income in 2019

1.3    Segment revenue to segment operating income in 2018 and 2017

1.4    Segment investments

1.5    Segment assets

1.6    Segment equity and liabilities

1.7    Simplified statement of cash flows on telecommunication and Orange Bank activities

1.8    Definition of operating segments and performance indicators

Note 2   Description of business and basis of preparation of the consolidated financial statements

2.1    Description of business

2.2    Basis of preparation of the financial statements

2.3    New standards and interpretations applied from January 1, 2019

2.4    Main standards and interpretations compulsory after December 31, 2019 with no early application elected by the Group

2.5    Accounting policies, use of judgment and estimates

Note 3   Gains and losses on disposal and main changes in scope of consolidation

3.1    Gains (losses) on disposal of fixed assets, investments and activities

3.2    Main changes in the scope of consolidation

Note 4   Sales

4.1    Revenue

4.2    Other operating income

4.3    Trade receivables

4.4    Customer contract net assets and liabilities

4.5    Deferred income

4.6    Other assets

4.7    Related party transactions

Note 5   Purchases and other expenses

5.1    External purchases

5.2    Other operating expenses

5.3    Restructuring and integration costs

5.4    Broadcasting rights and equipment inventories

5.5    Prepaid expenses

5.6    Trade payables

5.7    Other liabilities

5.8    Related party transactions

Note 6   Employee benefits

6.1    Labor expenses

6.2    Employee benefits

6.3    Share-based payment

6.4    Executive compensation

Note 7   Impairment losses and goodwill

7.1    Impairment losses

7.2    Goodwill

7.3    Key assumptions used to determine recoverable amounts

7.4    Sensitivity of recoverable amounts

Note 8   Fixed assets

8.1    Gains (losses) on disposal of fixed assets

8.2    Depreciation and amortization

8.3    Impairment of fixed assets

8.4    Other intangible assets

8.5    Property, plant and equipment

8.6    Fixed assets payables

8.7    Dismantling provision

Note 9   Lease agreements

9.1    Lease liabilities

9.2    Right-of-use assets

Note 10 Taxes

10.1   Operating taxes and levies

10.2   Income tax

Note 11 Interests in associates and joint ventures

Note 12 Financial assets, liabilities and financial results (excluding Orange Bank)

12.1   Financial assets and liabilities of telecom activities

12.2   Profits and losses related to financial assets and liabilities

12.3   Net financial debt

12.4   TDIRA

12.5   Bonds

12.6   Loans from development organizations and multilateral lending institutions

12.7   Financial assets

12.8   Derivatives instruments

Note 13 Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

13.1   Interest rate risk management

13.2   Foreign exchange risk management

13.3   Liquidity risk management

13.4   Financial ratios

13.5   Credit risk and counterparty risk management

13.6   Equity market risk

13.7   Capital management

13.8   Fair value of financial assets and liabilities

Note 14 Shareholders' equity

14.1   Changes in share capital

14.2   Treasury shares

14.3   Dividends

14.4   Subordinated notes

14.5   Translation adjustment

14.6   Non-controlling interests

14.7   Earnings per share

Note 15 Unrecognized contractual commitments (excluding Orange Bank)

15.1   Operating activities commitments

15.2   Consolidation scope commitments

15.3   Financing commitments

Note 16 Activities of Orange Bank

16.1   Financial assets and liabilities of Orange Bank

16.2   Information on market risk management with respect to Orange Bank activities

16.3   Orange Bank’s unrecognized contractual commitments

Note 17 Litigation

Note 18 Subsequent events

Note 19 Main consolidated entities

Note 20 Auditors’ fees

Statutory auditors’ report on the consolidated financial statements

The accompanying notes form an integral part of the consolidated financial statements. The accounting principles are split within each note in gray areas.

Consolidated income statement

(in millions of euros, except for per share data)		Note	2019 (1)	2018	2017
Revenue		4.1	42,238	41,381	40,859
External purchases		5.1	(17,897)	(18,563)	(18,381)
Other operating income		4.2	720	580	613
Other operating expenses		5.2	(599)	(505)	(724)
Labor expenses		6.1	(8,494)	(9,074)	(8,574)
Operating taxes and levies		10.1.1	(1,827)	(1,840)	(1,846)
Gains (losses) on disposal of fixed assets, investments and activities		3.1	277	197	83
Restructuring costs		5.3	(132)	(199)	(167)
Depreciation and amortization of fixed assets		8.2	(7,110)	(7,047)	(6,846)
Depreciation and amortization of financed assets		8.5	(14)	-	-
Depreciation and amortization of right-of-use assets		9.2	(1,239)	-	-
Effects resulting from business combinations			-	-	(27)
Reclassification of translation adjustment from liquidated entities			12	1	(8)
Impairment of goodwill		7.1	(54)	(56)	(20)
Impairment of fixed assets		8.3	73	(49)	(190)
Impairment of right-of-use assets		9.2	(33)	-	-
Share of profits (losses) of associates and joint ventures		11	8	3	6
Operating income			5,927	4,829	4,778
Cost of gross financial debt excluding financed assets			(1,108)	(1,341)	(1,274)
Interests on debts related to financed assets			(1)	-	-
Gains (losses) on assets contributing to net financial debt			5	9	11
Foreign exchange gain (loss)			76	(4)	(63)
Interests on lease liabilities			(122)	-	-
Other net financial expenses			15	25	(17)
Effects resulting from BT stake		12.7	(119)	(51)	(372)
Finance costs, net		12.2	(1,254)	(1,362)	(1,715)
Income tax		10.2.1	(1,447)	(1,309)	(1,052)
Consolidated net income of continuing operations			3,226	2,158	2,011
Consolidated net income of discontinued operations (EE)			-	0	29
Consolidated net income			3,226	2,158	2,040
Net income attributable to owners of the parent company			3,006	1,954	1,843
Non-controlling interests		14.6	220	204	197

Earnings per share (in euros) attributable to parent company		14.7
Net income of continuing operations
-	basic		1.03	0.63	0.58
-	diluted		1.02	0.62	0.58
Net income of discontinued operations
-	basic		-	0.00	0.01
-	diluted		-	0.00	0.01
Net income
-	basic		1.03	0.63	0.59
-	diluted		1.02	0.62	0.59

(1) The effects of IFRS 16 application are described in Note 2.3.1.

Consolidated statement of comprehensive income

(in millions of euros)	Note	2019	2018	2017
Consolidated net income		3,226	2,158	2,040
Remeasurements of the net defined benefit liability	6.2	(109)	45	16
Assets at fair value	12.7-16.1	(25)	(22)	-
Income tax relating to items that will not be reclassified	10.2.2	30	(6)	(23)
Share of other comprehensive income in associates and joint ventures that will not be reclassified	11	-	-	(9)
Items that will not be reclassified to profit or loss (a)		(104)	17	(16)
Assets at fair value	12.7-16.1	9	(8)	-
Assets available for sale	12.7-16.1	-	-	23
Cash flow hedges	12.8.2	144	(67)	49
Translation adjustment gains and losses	14.5	78	(7)	(176)
Income tax relating to items that are or may be reclassified	10.2.2	(47)	18	6
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		-	-	-
Items that are or may be reclassified subsequently to profit or loss (b)		184	(64)	(98)
Other comprehensive income from continuing operations (a) + (b)		80	(47)	(114)
Items that will not be reclassified to profit or loss (c)		-	-	-
Items that are or may be reclassified to profit or loss (d)		-	-	-
Other comprehensive income of discontinued operations (c) + (d)		-	-	-
Other consolidated comprehensive income (a) + (b) + (c) + (d)		80	(47)	(114)
Consolidated comprehensive income		3,307	2,111	1,926
Comprehensive income attributable to the owners of the parent company		3,075	1,898	1,770
Comprehensive income attributable to non-controlling interests		232	213	156

Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2019 (1)	December 31, 2018	December 31, 2017
Assets
Goodwill	7.2	27,644	27,174	26,911
Other intangible assets	8.4	14,737	14,073	14,339
Property, plant and equipment	8.5	28,423	27,693	26,665
Right-of-use assets	9.2	6,263	-	-
Interests in associates and joint ventures	11	103	104	77
Non-current financial assets related to Orange Bank activities	16.1	1,259	1,617	1,464
Non-current financial assets	12.1	1,208	2,282	2,247
Non-current derivatives assets	12.1	562	263	213
Other non-current assets	4.6	125	129	110
Deferred tax assets	10.2.3	992	1,366	1,586
Total non-current assets		81,316	74,701	73,612
Inventories	5.4	906	965	827
Trade receivables	4.3	5,320	5,295	5,175
Other customer contract assets	4.4	1,209	1,166	1,204
Current financial assets related to Orange Bank activities	16.1	3,095	3,075	3,275
Current financial assets	12.1	4,766	2,748	2,686
Current derivatives assets	12.1	12	139	34
Other current assets	4.6	1,258	1,152	1,094
Operating taxes and levies receivables	10.1.2	1,090	1,027	1,045
Current tax assets	10.2.3	120	119	132
Prepaid expenses	5.5	730	571	455
Cash and cash equivalents	12.1	6,481	5,634	5,810
Total current assets		24,987	21,891	21,737
Assets held for sale		-	-	-
Total assets		106,303	96,592	95,349

(1) The effects of IFRS 16 application are described in Note 2.3.1.

(in millions of euros)	Note	December 31, 2019 (1)	December 31, 2018	December 31, 2017
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		5,803	5,803	5,803
Retained earnings		(1,575)	(2,633)	(2,327)
Equity attributable to the owners of the parent company		31,727	30,669	30,975
Non-controlling interests		2,688	2,580	2,537
Total equity	14	34,416	33,249	33,512
Non-current financial liabilities	12.1	33,148	26,749	26,293
Non-current derivatives liabilities	12.1	487	775	1,002
Non-current lease liabilities	9.1	5,225	-	-
Non-current fixed assets payables	8.6	817	612	610
Non-current financial liabilities related to Orange Bank activities	16.1	0	-	-
Non-current employee benefits	6.2	2,554	2,823	2,674
Non-current dismantling provision	8.7	810	765	774
Non-current restructuring provision	5.3	96	230	251
Other non-current liabilities	5.7	353	462	521
Deferred tax liabilities	10.2.3	703	631	655
Total non-current liabilities		44,192	33,047	32,780
Current financial liabilities	12.1	3,925	7,270	6,030
Current derivatives liabilities	12.1	22	133	34
Current lease liabilities	9.1	1,267	-	-
Current fixed assets payables	8.6	2,848	2,835	3,046
Trade payables	5.6	6,682	6,736	6,527
Customer contract liabilities	4.4	2,093	2,002	2,021
Current financial liabilities related to Orange Bank activities	16.1	4,279	4,835	4,941
Current employee benefits	6.2	2,261	2,392	2,448
Current dismantling provision	8.7	15	11	15
Current restructuring provision	5.3	120	159	126
Other current liabilities	5.7	2,095	1,788	1,935
Operating taxes and levies payables	10.1.2	1,287	1,322	1,262
Current tax payables	10.2.3	748	755	596
Deferred income	4.5	51	58	76
Total current liabilities		27,695	30,296	29,057
Liabilities related to assets held for sale		-	-	-
Total equity and liabilities		106,303	96,592	95,349

(1) The effects of IFRS 16 application are described in Note 2.3.1.

Consolidated statements of changes in shareholders' equity

(in millions of euros)		Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor-dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance as of January 1, 2017		2,660,056,599	10,640	16,859	5,803	(1,658)	(403)	31,241	2,349	255	2,604	33,845
Consolidated comprehensive income		-	-	-	-	1,843	(73)	1,770	197	(41)	156	1,926
Capital increase		-	-	-	-	-	-	-	-	-	-	-
Share-based compensation	6.3	-	-	-	-	8	-	8	(3)	-	(3)	5
Purchase of treasury shares	14.2	-	-	-	-	(5)	-	(5)	-	-	-	(5)
Dividends	14.3	-	-	-	-	(1,729)	-	(1,729)	(234)	-	(234)	(1,963)
Subordinated notes remuneration	14.4	-	-	-	-	(282)	-	(282)	-	-	-	(282)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(2)	-	(2)	2	-	2	-
Other movements		-	-	-	-	(26)	-	(26)	12	-	12	(14)
Balance as of December 31, 2017		2,660,056,599	10,640	16,859	5,803	(1,851)	(476)	30,975	2,323	214	2,537	33,512
Effect of IFRS 9 application		-	-	-	-	20	(39)	(19)	(4)	-	(4)	(23)
Balance as of January 1, 2018 after effect of IFRS 9 application		2,660,056,599	10,640	16,859	5,803	(1,831)	(515)	30,956	2,319	214	2,533	33,489
Consolidated comprehensive income		-	-	-	-	1,954	(56)	1,898	204	9	213	2,111
Share-based compensation	6.3	-	-	-	-	46	-	46	4	-	4	50
Purchase of treasury shares	14.2	-	-	-	-	(98)	-	(98)	-	-	-	(98)
Dividends	14.3	-	-	-	-	(1,860)	-	(1,860)	(246)	-	(246)	(2,106)
Subordinated notes remuneration	14.4	-	-	-	-	(280)	-	(280)	-	-	-	(280)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(3)	-	(3)	(9)	-	(9)	(12)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	-	-	-	11	-	11	11
Other movements		-	-	-	-	10	-	10	74	-	74	84
Balance as of December 31, 2018		2,660,056,599	10,640	16,859	5,803	(2,062)	(571)	30,669	2,357	223	2,580	33,249
Effect of IFRS 16 application (1)		-	-	-	-	2	-	2	-	-	-	2
Balance as of January 1, 2019 after effect of IFRS 16 application		2,660,056,599	10,640	16,859	5,803	(2,060)	(571)	30,671	2,357	223	2,580	33,251
Consolidated comprehensive income		-	-	-	-	3,006	69	3,075	220	11	232	3,307
Share-based compensation	6.3	-	-	-	-	52	-	52	3	-	3	55
Purchase of treasury shares	14.2	-	-	-	-	(34)	-	(34)	-	-	-	(34)
Dividends	14.3	-	-	-	-	(1,857)	-	(1,857)	(248)	-	(248)	(2,105)
Subordinated notes remuneration(2)	14.4	-	-	-	-	(297)	-	(297)	-	-	-	(297)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	4	-	4	1	-	1	5
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	-	-	-	2	-	2	2
Other movements(3)		-	-	-	-	114	-	114	119	-	119	233
Balance as of December 31, 2019		2,660,056,599	10,640	16,859	5,803	(1,073)	(502)	31,727	2,454	234	2,688	34,416

(1) The effects of IFRS 16 application are described in Note 2.3.1.
(2) The subordinated note remuneration includes (276) MEUR of coupons paid to the holders and (21) MEUR linked to the application of the call option on February 7, 2020.
(3) Including the effect of the annulment of the promise to buy (put option), granted to Groupama on 20% of the Orange Bank equity (see in Note 15.2).

Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company								Attributable to non-controlling interests							Total other compre- hensive income
	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures (2)	Total	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance as of January 1, 2017	34	-	(249)	164	(557)	236	(31)	(403)	(2)	-	-	271	(16)	2	255	(148)
Variation	22	-	53	(137)	16	(18)	(9)	(73)	1	-	(4)	(39)	-	1	(41)	(114)
Balance as of December 31, 2017	56	-	(196)	27	(541)	218	(40)	(476)	(1)	-	(4)	232	(16)	3	214	(262)
Effect of IFRS 9 application	(56)	17	-	-	-	-	-	(39)	1	(1)	-	-	-	-	-	(39)
Balance as of January 1, 2018 after effect of IFRS 9 application	-	17	(196)	27	(541)	218	(40)	(515)	-	(1)	(4)	232	(16)	3	214	(301)
Variation	-	(27)	(68)	(12)	37	14	-	(56)	-	(3)	1	5	8	(2)	9	(47)
Balance as of December 31, 2018	-	(10)	(264)	15	(504)	232	(40)	(571)	-	(4)	(3)	237	(8)	1	223	(348)
Effect of IFRS 16 application (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance as of January 1, 2019 after effect of IFRS 16 application	-	(10)	(264)	15	(504)	232	(40)	(571)	-	(4)	(3)	237	(8)	1	223	(348)
Variation	-	(18)	147	64	(107)	(16)	-	69	-	3	(3)	14	(2)	(1)	11	80
Balance as of December 31, 2019	-	(28)	(117)	78	(611)	216	(40)	(502)	-	(2)	(6)	251	(10)	1	234	(268)

(1) The effects of IFRS 16 application are described in Note 2.3.1.
(2) Amounts excluding translation adjustment.

Consolidated statement of cash flows

(in millions of euros)	Note	2019 (1)	2018	2017
Operating activities
Consolidated net income		3,226	2,158	2,040
Non-monetary items and reclassified items for presentation
Operating taxes and levies	10.1	1,827	1,840	1,846
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(277)	(197)	(83)
Other gains and losses		(9)	-	-
Depreciation and amortization of fixed assets	8.2	7,110	7,047	6,846
Depreciation and amortization of financed assets	8.5	14	-	-
Depreciation and amortization of right-of-use assets	9.2	1,239	-	-
Changes in provisions	4-5-6-8	(484)	(17)	(80)
Remeasurement to fair value of previously held equity interests	3.2	-	-	27
Reclassification of cumulative translation adjustment from liquidated entities		(12)	(1)	8
Impairment of goodwill	7.1	54	56	20
Impairment of fixed assets	8.3	(73)	49	190
Impairment of right-of-use assets	9.2	33	-	-
Share of profits (losses) of associates and joint ventures	11	(8)	(3)	(6)
Net income after tax of discontinued operations (EE)	3.2	-	(0)	(29)
Operational net foreign exchange and derivatives		9	2	2
Finance costs, net	12.2	1,254	1,362	1,715
Income tax	10.2	1,447	1,309	1,052
Share-based compensation	6.3	55	50	5
Changes in working capital
Decrease (increase) in inventories, gross		69	(152)	(14)
Decrease (increase) in trade receivables, gross		(45)	(97)	(262)
Increase (decrease) in trade payables		(85)	177	412
Changes in other customer contract assets and liabilities		(60)	12	112
Changes in other assets and liabilities (2)		(813)	(176)	164
Other net cash out
Operating taxes and levies paid	10.1	(1,939)	(1,777)	(1,934)
Dividends received		17	51	55
Interest paid and interest rates effects on derivatives, net (3)		(1,312)	(1,259)	(1,329)
Income tax paid	10.2.3	(1,079)	(928)	(583)
Net cash provided by operating activities (a)		10,159	9,506	10,174
o/w discontinued operations (EE)		-	-	-
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (4)	8.4-8.5	(8,422)	(7,642)	(7,527)
Increase (decrease) in fixed assets payables		179	(289)	(69)
Investing donations received in advance		32	47	71
Sales of property, plant and equipment and intangible assets (5)		628	192	147
Cash paid for investment securities, net of cash acquired
SecureLink	3.2	(371)	-	-
SecureData	3.2	(95)	-	-
Basefarm	3.2	-	(230)	-
Business & Decision	3.2	-	(36)	-
Liberia		-	(3)	-
Burkina Faso		-	21	(10)
Sierra Leone		-	19	-
Others		(93)	(55)	(24)
Investments in associates and joint ventures		(2)	(6)	-
Other purchases of assets available for sale		-	-	(43)
Purchases of equity securities measured at fair value		(44)	(104)	(7)
Sales of EE		-	-	50
Sales of BT	12.7	543	53	433
Sales of other investment securities, net of cash transferred		(14)	57	32
Decrease (increase) in securities and other financial assets		-	-	-
Investments at fair value, excluding cash equivalents		(2,025)	55	(1,013)
Other (6)		314	(631)	19
Net cash used in investing activities (b)		(9,370)	(8,552)	(7,941)
o/w discontinued operations (EE)		-	-	-

(in millions of euros)	Note	2019 (1)	2018	2017
Financing activities
Medium and long-term debt issuances	12.5-12.6	8,351	5,214	2,450
Medium and long-term debt redemptions and repayments (7)	12.5-12.6	(4,650)	(4,095)	(2,728)
Repayments of lease liabilities		(1,398)	-	-
Increase (decrease) of bank overdrafts and short-term borrowings		(945)	(43)	949
Decrease (increase) of cash collateral deposits		590	208	(1,127)
Exchange rates effects on derivatives, net		26	7	(66)
Coupon on subordinated notes	14.4	500	-	-
Coupon and other fees on subordinated notes issuance	14.4	(357)	(280)	(282)
Purchases of treasury shares - Orange Vision 2020 free share award plan	14.2	(27)	(101)	-
Other proceeds (purchases) from treasury shares	14.2	(7)	3	(4)
Capital increase (decrease) - non-controlling interests		79	68	34
Changes in ownership interests with no gain / loss of control		(7)	(6)	1
Dividends paid to owners of the parent company	14.3	(1,857)	(1,860)	(1,729)
Dividends paid to non-controlling interests	14.6	(243)	(246)	(236)
Net cash used in financing activities (c)		55	(1,131)	(2,738)
o/w discontinued operations (EE)		-	-	-
Net change in cash and cash equivalents (a) + (b) + (c)		844	(177)	(505)

Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		5,634	5,810	6,355
o/w continuing operations		5,634	5,810	6,355
o/w discontinued operations		-	-	-
Cash change in cash and cash equivalents		844	(177)	(505)
Non-cash change in cash and cash equivalents		3	1	(40)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		3	1	(40)
Cash and cash equivalents in the closing balance		6,481	5,634	5,810

(1) The effects of IFRS 16 application are described in Note 2.3.1.
(2) Including flows from operating activities related to Orange Bank and excluding operating tax receivables and payables.
(3) Including interests paid on lease liabilities for (98) million euros in 2019.

(4) In 2019, acquisitions of financed assets for 144 million euros have no effect to the net cash used in investing activities.

In 2018 and 2017, acquisitions of property, plant, equipment and intangible assets financed through finance leases in the amount of respectively 136 million euros and 43 million euros had no effect to the net cash used in investing activities.

(5) Including proceeds from sale and lease-back transactions for 381 million euros in 2019.

(6) In 2019, mainly including net repayments of debt securities of Orange Bank for 277 million euros (net acquisitions for (154) million euros in 2018, see Note 16.1.1). In 2018, included escrowed amount of (346) million euros relating to the Digicel litigation.

(7) Including TDIRA buy-backs (see Note 12.4)

Note 1       Segment information

1.1        Segment revenue

(in millions of euros)	France	Spain	Europe

December 31, 2019
Revenue (3)	18,154	5,280	5,783
Convergence services	4,397	2,092	623
Mobile services only	2,324	1,161	2,143
Fixed services only	4,086 (4)	501	644
IT & integration services	-	6	232
Wholesale	5,487	901	1,071
Equipment sales	1,351	620	898
Other revenue	509	0	173
External	17,492	5,230	5,695
Inter-operating segments	662	50	88

December 31, 2018
Revenue (3)	18,211	5,349	5,687
Convergence services	4,458	2,143	467
Mobile services only	2,348	1,215	2,194
Fixed services only	4,168 (4)	496	697
IT & integration services	-	1	158
Wholesale	5,342	810	1,150
Equipment sales	1,410	684	868
Other revenue	485	-	153
External	17,615	5,299	5,601
Inter-operating segments	596	50	86

December 31, 2017
Revenue (3)	18,046	5,231	5,578
Convergence services	4,045	2,078	305
Mobile services only	2,409	1,229	2,254
Fixed services only	4,344 (4)	501	757
IT & integration services	-	-	129
Wholesale	5,388	754	1,133
Equipment sales	1,386	669	840
Other revenue	474	-	160
External	17,463	5,177	5,496
Inter-operating segments	583	54	82

(1) Including, in 2019, revenue of 5,233 million euros in France, 21 million euros in Spain, 1,077 million euros in other European countries and 1,489 million euros in other countries.

Including, in 2018, revenue of 5,207 million euros in France, 21 million euros in Spain, 665 million euros in other European countries and 1,399 million euros in other countries.

Including, in 2017, revenue of 5,235 million euros in France, 34 million euros in Spain, 654 million euros in other European countries and 1,328 million euros in other countries.

(2) Including revenue of 1,374 million euros in France in 2019, 1,412 million euros in 2018 and 1,530 million euros in 2017.
(3) The description of different sources of revenue is presented in Note 4.1.

(4) Including, in 2019, fixed only broadband revenue of 2,699 million euros and fixed only narrowband revenue of 1,387 million euros.

Including, in 2018, fixed only broadband revenue of 2,565 million euros and fixed only narrowband revenue of 1,603 million euros.

Including, in 2017, fixed only broadband revenue of 2,535 million euros and fixed only narrowband revenue of 1,809 million euros.

(5) Including, in 2019, revenue of 1,289 million euros from voice services and revenue of 2,674 million from data services.

Including, in 2018, revenue of 1,385 million euros from voice services and revenue of 2,612 million euros from data services.

Including, in 2017, revenue of 1,452 million euros from voice services and revenue of 2,700 million euros from data services.

Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total telecom activities	Orange Bank	Eliminations telecom activites / bank	Orange consolidated financial statements

5,646	7,820	1,498	(1,939)	42,242	-	(4)	42,238
-	-	-	-	7,111	-	-	7,111
4,230	727	-	(40)	10,545	-	(0)	10,544
493	3,963 (5)	-	(178)	9,509	-	(0)	9,508
14	2,909	-	(155)	3,006	-	(3)	3,004
780	34	1,077	(1,416)	7,933	-	-	7,933
96	187	-	(6)	3,146	-	(0)	3,146
32	-	421	(142)	992	-	(1)	991
5,430	7,437	955	-	42,238	-	-	42,238
216	383	543	(1,939)	4	-	(4)	-

5,190	7,292	1,534	(1,879)	41,384	-	(3)	41,381
-	-	-	-	7,068	-	-	7,068
3,809	743	-	(37)	10,272	-	-	10,272
435	3,997 (5)	-	(189)	9,604	-	-	9,604
21	2,312	-	(141)	2,351	-	(2)	2,349
811	35	1,150	(1,367)	7,931	-	-	7,931
85	205	-	(7)	3,245	-	-	3,245
29	-	384	(138)	913	-	(1)	912
4,980	6,914	972	-	41,381	-	-	41,381
210	378	562	(1,879)	3	-	(3)	-

5,030	7,251	1,651	(1,926)	40,861	-	(2)	40,859
-	-	-	(1)	6,427	-	-	6,427
3,600	751	-	(41)	10,202	-	-	10,202
431	4,152 (5)	-	(191)	9,994	-	-	9,994
7	2,092	-	(150)	2,078	-	(1)	2,077
894	32	1,275	(1,411)	8,065	-	-	8,065
66	224	-	-	3,185	-	-	3,185
32	-	376	(132)	910	-	(1)	909
4,779	6,860	1,084	-	40,859	-	-	40,859
251	391	567	(1,926)	2	-	(2)	-

1.2        Segment revenue to consolidated net income in 2019

(in millions of euros)	France	Spain	Europe	Africa & Middle-East
Revenue	18,154	5,280	5,783	5,646
External purchases	(7,036)	(2,907)	(3,341)	(2,465)
Other operating income	1,392	221	148	72
Other operating expenses	(553)	(207)	(173)	(245)
Labor expenses	(3,730)	(271)	(678)	(507)
Operating taxes and levies	(893)	(160)	(84)	(495)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-
Restructuring costs	-	-	-	-
Depreciation and amortization of financed assets	(14)	-	-	-
Depreciation and amortization of right-of-use assets	(175)	(298)	(147)	(121)
Impairment of right-of-use assets	-	-	-	-
Interests on debts related to financed assets(3)	(1)	-	-	-
Interests on lease liabilities(3)	(9)	(12)	(17)	(70)
EBITDAaL (1)	7,135	1,646	1,492	1,815
Significant litigations (1)	-	-	-	-
Specific labour expenses (1)	(32)	-	2	-
Fixed assets, investments and businesses portfolio review (1)	4	56	63	(19)
Restructuring programs costs (1)	(45)	(12)	(55)	(4)
Acquisition and integration costs (1)	-	(0)	(5)	-
Depreciation and amortization of fixed assets	(3,179)	(1,076)	(1,119)	(972)
Reclassification of translation adjustment from liquidated entities	-	-	0	2
Impairment of goodwill	-	-	-	(54)
Impairment of fixed assets	(1)	-	(15)	89
Share of profits (losses) of associates and joint ventures	0	-	1	12
Elimination of interests on debts related to financed assets(3)	1	-	-	-
Elimination of interests on lease liabilities(3)	9	12	17	70
Operating Income	3,892	626	382	939
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(3)
Other net financial expenses
Effects resulting from BT sale
Finance costs, net
Income Tax
Consolidated net income of continuing operations
Consolidated net income of discontinued operations
Consolidated net income
(1) See Note 1.8. for EBITDAaL adjustments.

(2) Orange Bank's net banking income is recognized in other operating income and amounts to 40 million euros in 2019. The cost of risk is included in other operating expenses and amounts to (10) million euros in 2019.

(3) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolided income statement.

Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank (2)	Eliminations telecom activites / bank	Total	Presentation adjust- ments (3)	Orange consoli- dated financial statements
7,820	1,498	(1,939)	42,242	-	(4)	42,238	-	42,238
(3,991)	(2,041)	3,974	(17,806)	(96)	5	(17,897)	-	(17,897)
169	2,088	(3,396)	694	43	(17)	720	-	720
(634)	(63)	1,361	(515)	(29)	17	(527)	(72)	(599)
(1,949)	(1,261)	-	(8,397)	(73)	-	(8,470)	(24)	(8,494)
(115)	(80)	-	(1,827)	(1)	-	(1,827)	-	(1,827)
-	-	-	-	-	-	-	277	277
-	-	-	-	-	-	-	(132)	(132)
-	-	-	(14)	-	-	(14)	-	(14)
(104)	(391)	-	(1,237)	(3)	-	(1,239)	-	(1,239)
-	-	-	-	-	-	-	(33)	(33)
-	-	-	(1)	-	-	(1)	1	-
(4)	(10)	-	(122)	(0)	-	(122)	122	-
1,191	(261)	0	13,019	(160)	1	12,860	138
-	(49)	-	(49)	-	-	(49)	49	-
1	6	-	(23)	(0)	-	(23)	23	-
0	172	-	277	-	-	277	(277)	-
(16)	(31)	-	(163)	(2)	-	(165)	165	-
(11)	(8)	-	(24)	-	-	(24)	24	-
(399)	(340)	-	(7,086)	(24)	-	(7,110)	-	(7,110)
0	10	-	12	-	-	12	-	12
-	-	-	(54)	-	-	(54)	-	(54)
1	(1)	-	73	-	-	73	-	73
1	(7)	-	8	-	-	8	-	8
-	-	-	1	-	-	1	(1)	-
4	10	-	122	0	-	122	(122)	-
772	(499)	(0)	6,112	(186)	1	5,927	-	5,927
								(1,108)
								(1)
								5
								76
								(122)
								15
								(119)
								(1,254)
								(1,447)
								3,226
								-
								3,226

1.3        Segment revenue to segment operating income in 2018 and 2017

(in millions of euros)	France	Spain	Europe	Africa & Middle-East
December 31, 2018
Revenue	18,211	5,349	5,687	5,190
External purchases	(7,167)	(3,204)	(3,412)	(2,521)
Other operating income	1,377	155	130	68
Other operating expenses	(535)	(211)	(168)	(231)
Labor expenses	(3,833)	(263)	(681)	(468)
Operating taxes and levies	(977)	(161)	(93)	(391)
Gains (losses) on disposal of fixed assets, investments and activities	-	35	45	20
Restructuring and integration costs	-	-	-	-
Adjusted EBITDA (1)	7,076	1,700	1,508	1,667
Significant litigations	-	(31)	-	-
Specific labour expenses	(614)	-	-	-
Investments and businesses portfolio review	-	-	-	-
Restructuring and integration costs	(114)	(9)	(6)	(12)
Reported EBITDA (1)	6,348	1,660	1,502	1,655
Depreciation and amortization	(3,148)	(1,105)	(1,164)	(906)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-
Impairment of goodwill	-	-	-	(56)
Impairment of fixed assets	(2)	-	1	(46)
Share of profits (losses) of associates and joint ventures	-	-	-	12
Operating income	3,198	555	339	659

December 31, 2017
Revenue	18,046	5,231	5,578	5,030
External purchases	(7,123)	(3,157)	(3,368)	(2,444)
Other operating income	1,453	110	146	73
Other operating expenses	(553)	(202)	(149)	(209)
Labor expenses	(3,987)	(255)	(690)	(426)
Operating taxes and levies	(965)	(160)	(88)	(418)
Gains (losses) on disposal of fixed assets, investments and activities	7	-	27	6
Restructuring and integration costs	-	-	-	-
Adjusted EBITDA (1)	6,878	1,567	1,456	1,612
Significant litigations	(115)	-	-	-
Specific labour expenses	(307)	-	1	-
Investments and businesses portfolio review	-	-	(1)	-
Restructuring and integration costs	(12)	(4)	(39)	(21)
Other special items	-	-	-	-
Reported EBITDA (1)	6,444	1,563	1,417	1,591
Depreciation and amortization	(3,073)	(1,008)	(1,157)	(902)
Effects resulting from business combinations	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-
Impairment of goodwill	-	-	(19)	(1)
Impairment of fixed assets	(3)	-	(1)	(180)
Share of profits (losses) of associates and joint ventures	-	-	-	14
Operating income	3,368	555	240	522
(1) See Note 1.8. for EBITDA adjustments.

(2) Orange Bank's net banking income is recognized in other operating income and amounts to 43 million euros in 2018. The cost of risk is included in other operating expenses and amounts to (7) million euros in 2018.

Orange Bank's net banking income is recognized in other operating income and amounts to 73 million euros in 2017. The cost of risk is included in other operating expenses and amounts to (6) million euros in 2017.

(3) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

(4) In 2018, mainly related to the effect of the three-year extension of the 2015 French part-time for seniors plans (see Note 6.2).

Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank (2)	Eliminations telecom activites / bank	Total	Presentation adjustments (3)	Orange consolidated financial statements

7,292	1,534	(1,879)	41,384	-	(3)	41,381	-	41,381
(3,696)	(2,469)	3,990	(18,479)	(87)	3	(18,563)	-	(18,563)
148	2,146	(3,468)	556	44	(20)	580	-	580
(661)	(35)	1,357	(484)	(33)	21	(496)	(9)	(505)
(1,718)	(1,235)	-	(8,198)	(70)	-	(8,268)	(806)	(9,074)
(120)	(66)	-	(1,808)	(1)	-	(1,809)	(31)	(1,840)
-	80	-	180	-	-	180	17	197
-	-	-	-	-	-	-	(199)	(199)
1,245	(45)	-	13,151	(147)	1	13,005	(1,028)
-	(2)	-	(33)	-	-	(33)	33	-
(68)	(129)	-	(811)	(1)	-	(812) (4)	812	-
-	17	-	17	-	-	17	(17)	-
(24)	(35)	-	(200)	-	-	(200)	200	-
1,153	(194)	-	12,124	(148)	1	11,977	-	11,977
(387)	(316)	-	(7,026)	(21)	-	(7,047)	-	(7,047)
-	1	-	1	-	-	1	-	1
-	-	-	(56)	-	-	(56)	-	(56)
-	(2)	-	(49)	-	-	(49)	-	(49)
(1)	(8)	-	3	-	-	3	-	3
765	(519)	-	4,997	(169)	1	4,829	-	4,829

7,251	1,651	(1,926)	40,861	-	(2)	40,859	-	40,859
(3,735)	(2,771)	4,278	(18,320)	(63)	2	(18,381)	-	(18,381)
169	2,318	(3,741)	528	78	(7)	599	14	613
(652)	(52)	1,389	(428)	(14)	8	(434)	(290)	(724)
(1,588)	(1,192)	-	(8,138)	(62)	-	(8,200)	(374)	(8,574)
(139)	(80)	-	(1,850)	(1)	-	(1,851)	5	(1,846)
-	48	-	88	-	-	88	(5)	83
-	-	-	-	-	-	-	(167)	(167)
1,306	(78)	-	12,741	(62)	1	12,680	(817)
-	(156)	-	(271)	-	-	(271)	271	-
(15)	(53)	-	(374)	-	-	(374)	374	-
-	(4)	-	(5)	-	-	(5)	5	-
(33)	(58)	-	(167)	-	-	(167)	167	-
-	-	-	-	-	-	-	-	-
1,258	(349)	-	11,924	(62)	1	11,863	-	11,863
(371)	(331)	-	(6,842)	(4)	-	(6,846)	-	(6,846)
-	-	-	-	(27)	-	(27)	-	(27)
-	(8)	-	(8)	-	-	(8)	-	(8)
-	-	-	(20)	-	-	(20)	-	(20)
1	(7)	-	(190)	-	-	(190)	-	(190)
1	(9)	-	6	-	-	6	-	6
889	(704)	-	4,870	(93)	1	4,778	-	4,778

1.4        Segment investments

(in millions of euros)	France	Spain	Europe
December 31, 2019
eCapex (1)	4,052	812	869
Elimination of proceeds from sales of property, plant and equipment and intangible assets	95	185	103
Telecommunications licenses	0	298	9
Financed assets	144	-	-
Total investments (5)	4,291	1,296	982

December 31, 2018
Capex (2)	3,656	1,120	953
Telecommunications licenses	(1)	149	10
Finance leases	1	70	32
Total investments (6)	3,656	1,339	995

December 31, 2017
Capex (2)	3,451	1,115	897
Telecommunications licenses	11	10	-
Finance leases	1	4	11
Total investments (7)	3,463	1,129	908

(1) See Note 1.8. for eCapex definition.
(2) See Note 1.8. for Capex definition.
(3) Including investments in tangible and intangible assets in France for 254 million euros in 2019, 275 million euros in 2018 and 285 million euros in 2017.
(4) Including investments in tangible and intangible assets in France for 336 million euros in 2019, 312 million euros in 2018 and 280 million euros in 2017.
(5) Including 2,385 million euros for other intangible assets and 6,181 million euros for tangible assets.
(6) Including 1,895 milliion euros for other intangible assets and 5,883 million euros for tangible assets.
(7) Including 1,893 milliion euros for other intangible assets and 5,677 million euros for tangible assets.

Africa & Middle-East	Enterprise (3)	International Carriers & Shared Services (4)	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

987	404	141	-	7,265	28	-	7,293
13	5	208	-	610	-	-	610
212	0	0	-	519	-	-	519
-	-	-	-	144	-	-	144
1,211	410	348	-	8,538	28	-	8,565

1,008	353	316	-	7,406	36	-	7,442
42	-	-	-	200	-	-	200
2	31	-	-	136	-	-	136
1,052	384	316	-	7,742	36	-	7,778

1,021	382	282	-	7,148	61	-	7,209
297	-	-	-	318	-	-	318
1	24	2	-	43	-	-	43
1,319	406	284	-	7,509	61	-	7,570

1.5        Segment assets

(in millions of euros)	France	Spain	Europe
December 31, 2019
Goodwill	14,364	6,872	2,665
Other intangible assets	3,968	1,961	1,941
Property, plant and equipment	15,308	3,673	4,109
Right-of-use assets	1,174	1,123	930
Interests in associates and joint ventures	3	-	5
Non-current assets included in the calculation of net financial debt	-	-	-
Other	10	17	22
Total non-current assets	34,827	13,645	9,673
Inventories	463	61	149
Trade receivables	1,477	667	1,210
Other customer contract assets	432	150	380
Prepaid expenses	41	401	43
Current assets included in the calculation of net financial debt	-	-	-
Other	699	62	74
Total current assets	3,113	1,341	1,855
Assets held for sale	-	-	-
Total assets	37,940	14,986	11,529

December 31, 2018
Goodwill	14,364	6,840	2,581
Other intangible assets	3,921	1,778	2,015
Property, plant and equipment	14,306	3,730	4,150
Interests in associates and joint ventures	-	1	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	11	17	15
Total non-current assets	32,602	12,366	8,765
Inventories	505	79	171
Trade receivables	1,506	699	1,227
Other customer contract assets	443	140	363
Prepaid expenses	68	241	35
Current assets included in the calculation of net financial debt	-	-	-
Other	776	60	75
Total current assets	3,298	1,219	1,871
Assets held for sale	-	-	-
Total assets	35,900	13,585	10,636

December 31, 2017
Goodwill	14,364	6,818	2,589
Other intangible assets	4,099	1,742	2,204
Property, plant and equipment	13,637	3,542	4,236
Interests in associates and joint ventures	-	1	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	4	17	16
Total non-current assets	32,104	12,120	9,049
Inventories	402	79	149
Trade receivables	1,590	686	1,143
Other customer contract assets	451	132	411
Prepaid expenses	76	152	37
Current assets included in the calculation of net financial debt	-	-	-
Other	828	64	45
Total current assets	3,347	1,113	1,785
Assets held for sale	-	-	-
Total assets	35,451	13,233	10,834

(1) Including tangible and intangible assets for 642 million euros in France in 2019, 632 million euros in 2018 and 565 million euros in 2017.

(2) Including tangible and intangible assets for 1,736 million euros in France in 2019, 2,151 million euros in 2018 and 2,144 million euros in 2017. Intangible assets also include the Orange brand for 3,133 million euros.

Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

1,481	2,245	18	-	27,644	-	-	27,644
2,318	695	3,766	-	14,649	88	-	14,737
3,674	526	1,128	-	28,418	5	-	28,423
881	314	1,815	-	6,237	26	-	6,263
84	1	10	0	103	-	-	103
-	-	-	685	685	-	-	685
22	25	19	2,104	2,219	1,268 (4)	(27)	3,460
8,461	3,805	6,757	2,789	79,956	1,387	(27)	81,316
76	60	96	-	906	-	-	906
720	1,067	974	(771)	5,343	1	(24)	5,320
11	237	-	-	1,209	-	-	1,209
87	143	26	(16)	725	5	(0)	730
-	-	-	10,820	10,820	-	-	10,820
968	216	330	145	2,494	3,511 (5)	(3)	6,002
1,862	1,723	1,426	10,178	21,498	3,517	(28)	24,987
-	-	-	-	-	-	-	-
10,323	5,527	8,182	12,967	101,454	4,904	(55)	106,303

1,542	1,830	17	-	27,174	-	-	27,174
2,106	388	3,780	1	13,989	84	-	14,073
3,443	540	1,519	-	27,688	5	-	27,693
82	-	17	-	104	-	-	104
-	-	-	816	816	-	-	816
23	23	19	3,123 (3)	3,231	1,637 (4)	(27)	4,841
7,196	2,781	5,352	3,940	73,002	1,726	(27)	74,701
82	49	79	-	965	-	-	965
761	821	946	(631)	5,329	-	(34)	5,295
8	212	-	-	1,166	-	-	1,166
89	71	82	(17)	569	2	-	571
-	-	-	7,886	7,886	-	-	7,886
811	174	374	51	2,321	3,687 (5)	-	6,008
1,751	1,327	1,481	7,289	18,236	3,689	(34)	21,891
-	-	-	-	-	-	-	-
8,947	4,108	6,833	11,229	91,238	5,415	(61)	96,592

1,629	1,493	18	-	26,911	-	-	26,911
2,160	342	3,720	1	14,268	71	-	14,339
3,193	479	1,575	-	26,662	3	-	26,665
70	1	1	-	77	-	-	77
-	-	-	895	895	-	-	895
13	22	18	3,166 (3)	3,256	1,496 (4)	(27)	4,725
7,065	2,337	5,332	4,062	72,069	1,570	(27)	73,612
78	45	74	-	827	-	-	827
690	807	881	(613)	5,184	-	(9)	5,175
-	210	-	-	1,204	-	-	1,204
67	48	93	(19)	454	1	-	455
-	-	-	8,014	8,014	-	-	8,014
757	165	268	146	2,273	3,941 (5)	(152)	6,062
1,592	1,275	1,316	7,528	17,956	3,942	(161)	21,737
-	-	-	-	-	-	-	-
8,657	3,612	6,648	11,590	90,025	5,512	(188)	95,349

(3) Including BT shares in the amount of 659 million euros in 2018 and 814 million euros in 2017. All BT shares have been sold in June 2019. (see Note 12.7)
(4) Including 1,259 million euros of non-current financial assets related to Orange Bank activities in 2019, 1,617 million euros in 2018 and 1,464 million euros in 2017 (see Note 16.1.1).
(5) Including 3,098 million euros of current financial assets related to Orange Bank activities in 2019, 3,075 million euros in 2018 and 3,275 million euros in 2017 (see Note 16.1.1).

1.6        Segment equity and liabilities

(in millions of euros)	France	Spain	Europe
December 31, 2019
Equity	-	-	-
Non-current lease liabilities	961	945	788
Fixed assets payables	35	366	251
Non-current employee benefits	1,461	17	34
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	574	80	301
Total non-current liabilities	3,030	1,409	1,373
Current lease liabilities	170	284	166
Fixed assets payables	1,144	563	407
Trade payables	2,682	1,051	935
Customer contracts liabilities	1,015	98	335
Current employee benefits	1,224	33	110
Deferred income	2	-	6
Current liabilities included in the calculation of net financial debt	-	-	-
Other	781	178	268
Total current liabilities	7,017	2,207	2,226
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	10,047	3,616	3,599

December 31, 2018
Equity	-	-	-
Fixed assets payables	48	119	291
Non-current employee benefits	1,726	11	33
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	635	126	243
Total non-current liabilities	2,409	256	567
Fixed assets payables	1,116	598	398
Trade payables	2,598	1,055	926
Customer contracts liabilities	1,091	66	322
Current employee benefits	1,307	38	102
Deferred income	2	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	846	148	253
Total current liabilities	6,960	1,905	2,004
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,369	2,161	2,571

December 31, 2017
Equity	-	-	-
Fixed assets payables	75	-	327
Non-current employee benefits	1,601	5	33
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	663	134	263
Total non-current liabilities	2,339	139	623
Fixed assets payables	1,438	532	392
Trade payables	2,487	985	843
Customer contracts liabilities	1,162	78	280
Current employee benefits	1,451	38	109
Deferred income	3	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	699	126	467
Total current liabilities	7,240	1,759	2,094
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,579	1,898	2,717
(1) Including in 2019, 101 million euros of non-current financial liabilities, 90 million euros in 2018 and 100 million euros in 2017.

(2) Including in 2019, 4,280 million euros of current financial liabilities related to Orange Bank activities (See Note 16.1).

Including in 2018, 4,835 million euros of current financial liabilities related to Orange Bank activities.

Including in 2017, 4,941 million euros of current financial liabilities related to Orange Bank activities.

Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

-	-	-	34,432	34,432	(16)	-	34,416
785	227	1,490	-	5,196	29	-	5,225
166	-	-	-	817	-	-	817
68	264	702	-	2,544	9	-	2,554
-	-	-	33,562	33,562	-	-	33,562
55	39	55	849	1,954	109 (1)	(27)	2,035
1,074	530	2,247	34,411	44,073	147	(27)	44,192
124	97	422	-	1,263	4	-	1,267
529	72	135	(1)	2,848	-	-	2,848
1,136	784	763	(771)	6,581	125	(24)	6,682
123	412	126	(15)	2,094	-	(0)	2,093
71	407	411	-	2,254	6	-	2,261
36	1	7	(0)	51	-	-	51
-	-	-	3,950	3,950	-	(3)	3,947
1,211	283	846	341	3,908	4,638 (2)	(0)	8,545
3,231	2,055	2,710	3,503	22,950	4,773	(28)	27,695
-	-	-	-	-	-	-	-
4,305	2,586	4,957	72,346	101,454	4,904	(55)	106,303

-	-	-	33,151	33,151	98	-	33,249
154	-	-	-	612	-	-	612
64	264	717	-	2,815	8	-	2,823
-	-	-	27,461	27,461	-	-	27,461
59	46	180	791	2,080	98 (1)	(27)	2,151
277	310	897	28,252	32,968	106	(27)	33,047
528	58	138	(1)	2,835	-	-	2,835
1,081	689	917	(631)	6,635	135	(34)	6,736
127	283	129	(16)	2,002	-	-	2,002
68	398	471	-	2,384	8	-	2,392
44	2	7	-	58	-	-	58
-	-	-	7,403	7,403	-	-	7,403
1,069	273	833	381	3,803	5,067 (2)	-	8,870
2,917	1,703	2,495	7,136	25,120	5,210	(34)	30,296
-	-	-	-	-	-	-	-
3,194	2,013	3,392	68,539	91,239	5,414	(61)	96,592

-	-	-	33,285	33,285	227	-	33,512
208	-	-	-	610	-	-	610
77	259	693	-	2,668	6	-	2,674
-	-	-	27,221	27,221	-	-	27,221
50	31	218	836	2,195	107 (1)	(27)	2,275
335	290	911	28,057	32,694	113	(27)	32,780
530	52	102	(1)	3,045	1	-	3,046
1,072	694	977	(614)	6,444	92	(9)	6,527
130	271	120	(20)	2,021	-	-	2,021
69	348	426	-	2,441	7	-	2,448
87	-	5	(22)	76	-	-	76
-	-	-	6,216	6,216	-	-	6,216
905	252	897	457	3,803	5,072 (2)	(152)	8,723
2,793	1,617	2,527	6,016	24,046	5,172	(161)	29,057
-	-	-	-	-	-	-	-
3,128	1,907	3,438	67,358	90,025	5,512	(188)	95,349

1.7        Simplified statement of cash flows on telecommunication and Orange Bank activities

	2019

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	3,411	(185)	-	3,226
Non-monetary items and reclassified items for presentation	12,087	91	1	12,180
Changes in working capital
Decrease (increase) in inventories, gross	69	-	-	69
Decrease (increase) in trade receivables, gross	(34)	(1)	(10)	(45)
Increase (decrease) in trade payables	(92)	(3)	10	(85)
Changes in other customer contract assets and liabilities	(59)	-	-	(60)
Changes in other assets and liabilities	(87)	(726)	-	(813)
Other net cash out
Operating taxes and levies paid	(1,939)	(0)	-	(1,939)
Dividends received	17	-	-	17
Interest paid and interest rates effects on derivatives, net	(1,310) (1)	(0)	(1)	(1,312)
Income tax paid	(1,079)	0	-	(1,079)
Net cash provided by operating activities (a)	10,983 (2)	(824)	-	10,159
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(7,555) (3)	(28)	-	(7,582)
Cash paid for investment securities, net of cash acquired	(559)	-	-	(559)
Investments in associates and joint ventures	(2)	-	-	(2)
Purchases of equity securities measured at fair value	(39)	(5)	-	(44)
Proceeds from sales of investment securities, net of cash transferred	529	-	-	529
Decrease (increase) in securities and other financial assets	(2,082)	368	3	(1,711)
Net cash used in investing activities (b)	(9,707)	335	3	(9,370)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	8,351	-	-	8,351
Medium and long-term debt redemptions and repayments	(4,650) (4)	-	-	(4,650)
Lease liabilities repayment	(1,082)	140	(3)	(945)
Increase (decrease) of bank overdrafts and short-term borrowings	609	(19)	-	590
Decrease (increase) of cash collateral deposits	26	-	-	26
Other cash flows
Lease liabilities repayment	(1,395)	(4)	-	(1,398)
Issuances (purchases) of subordinated notes	500	-	-	500
Coupon on subordinated notes	(357)	-	-	(357)
Purchases of treasury shares - Orange Vision 2020 free share award plan	(27)	-	-	(27)
Other proceeds (purchases) from treasury shares	(7)	-	-	(7)
Capital increase (decrease) - non-controlling interests	(108) (5)	187 (5)	-	79
Changes in ownership interests with no gain / loss of control	(7)	-	-	(7)
Dividends paid to owners of the parent company	(1,857)	-	-	(1,857)
Dividends paid to non-controlling interests	(243)	-	-	(243)
Net cash used in financing activities (c)	(247)	305	(3)	55
Cash and cash equivalents in the opening balance	5,081	553	-	5,634
Cash change in cash and cash equivalents (a) + (b) + (c)	1,029	(185)	-	844
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	3	-	-	3
Cash and cash equivalents in the closing balance	6,112	369	-	6,481
(1) Including interests paid on lease liabilities for (97) million euros.
(2) Including significant litigations paid and received for 5 million euros.
(3) Including telecommunication licenses paid for (334) million euros.
(4) Including repayments of debts relating to financed assets for (17) million euros.
(5) Including 122 million euros in Orange Bank share capital invested by Orange.

	2018

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	2,326	(168)	-	2,158
Non-monetary items and reclassified items for presentation	11,457	40	-	11,497
Changes in working capital
Decrease (increase) in inventories, gross	(152)	-	-	(152)
Decrease (increase) in trade receivables, gross	(122)	-	25	(97)
Increase (decrease) in trade payables	158	44	(25)	177
Changes in other customer contract assets and liabilities	12	-	-	12
Changes in other assets and liabilities	(95)	(81)	-	(176)
Other net cash out
Operating taxes and levies paid	(1,776)	(1)	-	(1,777)
Dividends received	51	-	-	51
Interest paid and interest rates effects on derivatives, net	(1,259)	-	-	(1,259)
Income tax paid	(928)	-	-	(928)
Net cash provided by operating activities (a)	9,672 (1)	(166)	-	9,506
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(7,655) (2)	(37)	-	(7,692)
Cash paid for investment securities, net of cash acquired	(284)	-	-	(284)
Investments in associates and joint ventures	(6)	-	-	(6)
Others purchases of assets available for sale	-	-	-	-
Purchases of equity securities measured at fair value	(90)	(14)	-	(104)
Sales of investment securities, net of cash transferred	110	-	-	110
Decrease (increase) in securities and other financial assets	(501)	77	(152)	(576)
Net cash used in investing activities (b)	(8,426)	26	(152)	(8,552)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	5,214	-	-	5,214
Medium and long-term debt redemptions and repayments	(4,095) (3)	-	-	(4,095)
Increase (decrease) of bank overdrafts and short-term borrowings	(251)	56	152	(43)
Decrease (increase) of cash collateral deposits	203	5	-	208
Exchange rates effects on derivatives, net	7	-	-	7
Other cash flows
Coupon on subordinated notes	(280)	-	-	(280)
Purchases of treasury shares - Orange Vision 2020 free share award plan	(101)	-	-	(101)
Other proceeds (purchases) from treasury shares	3	-	-	3
Capital increase (decrease) - non-controlling interests	(87) (4)	155 (4)	-	68
Changes in ownership interests with no gain / loss of control	(6)	-	-	(6)
Dividends paid to owners of the parent company	(1,860)	-	-	(1,860)
Dividends paid to non-controlling interests	(246)	-	-	(246)
Net cash used in financing activities (c)	(1,499)	216	152	(1,131)
Cash and cash equivalents in the opening balance	5,333	477	-	5,810
Cash change in cash and cash equivalents (a) + (b) + (c)	(253)	76	-	(177)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	1	-	-	1
Cash and cash equivalents in the closing balance	5,081	553	-	5,634
(1) Including significant litigations paid and received for (174) million euros.
(2) Including telecommunication licenses paid for (422) million euros.
(3) Including finance leases liabilities repayments for (123) million euros.
(4) Including 101 million euros in Orange Bank share capital invested by Orange.

	2017

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	2,134	(94)	-	2,040
Non-monetary items and reclassified items for presentation	11,474	38	-	11,512
Changes in working capital
Decrease (increase) in inventories, gross	(14)	-	-	(14)
Decrease (increase) in trade receivables, gross	(271)	-	9	(262)
Increase (decrease) in trade payables	375	46	(9)	412
Changes in other customer contract assets and liabilities	112	-	-	112
Changes in other assets and liabilities	(120)	284	-	164
Other net cash out
Operating taxes and levies paid	(1,931)	(3)	-	(1,934)
Dividends received	55	-	-	55
Interest paid and interest rates effects on derivatives, net	(1,328)	-	-	(1,328)
Income tax paid	(584)	1	-	(583)
Net cash provided by operating activities (a)	9,902 (1)	272	-	10,174
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(7,311) (2)	(67)	-	(7,378)
Cash paid for investment securities, net of cash acquired	(34)	-	-	(34)
Others purchases of assets available for sale	(43)	-	-	(43)
Purchases of equity securities measured at fair value	(7)	-	-	(7)
Sales of investment securities, net of cash transferred	515	-	-	515
Decrease (increase) in securities and other financial assets	(1,082)	(63)	151	(994)
Net cash used in investing activities (b)	(7,962)	(130)	151	(7,941)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,450	-	-	2,450
Medium and long-term debt redemptions and repayments	(2,728) (3)	-	-	(2,728)
Increase (decrease) of bank overdrafts and short-term borrowings	964	136	(151)	949
Decrease (increase) of cash collateral deposits	(1,138)	11	-	(1,127)
Exchange rates effects on derivatives, net	(66)	-	-	(66)
Other cash flows
Coupon on subordinated notes	(282)	-	-	(282)
Other proceeds (purchases) from treasury shares	(4)	-	-	(4)
Capital increase (decrease) - non-controlling interests	(66) (4)	100 (4)	-	34
Changes in ownership interests with no gain / loss of control	1	-	-	1
Dividends paid to owners of the parent company	(1,729)	-	-	(1,729)
Dividends paid to non-controlling interests	(236)	-	-	(236)
Net cash used in financing activities (c)	(2,834)	247	(151)	(2,738)
Cash and cash equivalents in the opening balance	6,267	88	-	6,355
Cash change in cash and cash equivalents (a) + (b) + (c)	(894)	389	-	(505)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(40)	-	-	(40)
Cash and cash equivalents in the closing balance	5,333	477	-	5,810

(1) Including significant litigations paid and received for (30) million euros.
(2) Including telecommunication licenses paid for (617) million euros.
(3) Including finance leases liabilities repayments for (96) million euros.
(4) Including 65 million euros in Orange Bank share capital invested by Orange.

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

	2019	2018	2017
Net cash provided by operating activities (telecom activities)	10,983	9,672	9,902
Purchases (sales) of property, plant and equipment and intangible assets	(7,555)	(7,655)	(7,311)
Lease liabilities repayments (1)	(1,395)	-	-
Finance lease liabilities repayments (1)	-	(123)	(96)
Debts relating to financed assets repayments	(17)	-	-
Elimination of telecommunication licenses paid	334	422	617
Elimination of significant litigation paid (and received)	(5)	174	30
Organic cash flow from telecom activities	2,345	2,490	3,142

(1)   The effects of IFRS 16 application are described in Note 2.3.1.

1.8        Definition of operating segments and performance indicators

Accounting policies

Segment information

The decisions regarding the allocation of resources and the performance assessment of the component parts of Orange (hereinafter referred to as "the Group") are made by the Chairman and Chief Executive Officer (main operational decision-maker) at operating segment level, mainly consisting of the geographical establishments. The operating segments are:

−    France (Enterprise excluded);

−    Spain;

−    Poland, Belgium and Luxembourg and each Central European countries. The Europe aggregate combines the operating segments of this area;

−    Sonatel subgroup (gathering Sonatel entities in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d'Ivoire subgroup (including Orange Côte d'Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and Middle East. The Africa and Middle East aggregate combines the operating segments of this area;

−    Enterprise;

−    the activities of International Carriers & Shared Services (IC&SS), which contain certain resources, mainly in the areas of networks, information systems, research and development and other shared Group activities, as well as the Orange brand;

−    Orange Bank.

The use of shared resources, mainly provided by IC&SS, is taken into account in segment results based either on the terms of contractual agreements between legal entities, external benchmarks or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses of the service user. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one year to another.

Changes in operating performance indicators used in 2019

The Group applies the new standard IFRS 16 "Leases" prospectively from January 1, 2019.

The standard evolution has led the Group to change the key operating performance indicators used in 2019. EBITDAaL (for "EBITDA after Leases") and eCapex (for "economic Capex") are the new indicators used by Group's management.

Adjusted EBITDA, reported EBITDA and CAPEX remain the performance indicators used before 2019.

The new operating performance indicators are used by the Group:

−    to manage and assess its operating and segment results; and

−    to implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is relevant as it provides readers with the same management indicators as those used internally.

EBITDAaL corresponds to operating income before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interests on debts related to financed assets and on lease liabilities, adjusted for:

−    significant litigation;

−    specific labor expenses;

−    fixed assets, investments, and businesses portfolio review;

−    restructuring program costs;

−    acquisition and integration costs;

−    and, where appropriate, other specific elements.

The measurement indicator allows for the effects of certain specific factors to be isolated, irrespective of their recurrence and the type of income and expense, when they are linked to:

−    significant litigation:

Significant litigation expenses correspond to risk reassessments regarding various litigations.

Associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occurring over a different period to the activities at the source of the litigation. By their very nature, costs are difficult to predict in terms of their source, amount and period;

−    specific labor expenses:

Regardless of the departure plans included under restructuring costs, certain changes in the working hours of employees may have a negative impact on the period during which they are agreed and implemented. This primarily relates to the change in assumptions and the aging effect for the various part-time for seniors plans (TPS) in France;

−    fixed assets, investments and businesses portfolio review:

The Group constantly reviews its fixed assets, investments and businesses portfolio: as part of this review, decisions to dispose of or to sell assets are implemented, which by their very nature have an impact on the period during which it takes place. Since January 1, 2019 the Group includes the gains and losses on disposal of fixed assets (see Note 8.1) under the "review of fixed assets, investments and businesses portfolio";

−    restructuring programs costs:

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. They include restructuring costs (see Note 5.3) and depreciation of right-of-use assets (see Note 9.2). These actions may have a negative effect on the period during which they are announced and implemented. For illustrative purposes, and not limited to, this could include some of the transformation plans approved by the internal governance bodies;

−    acquisition and integration costs:

The Group also incurs costs which are directly linked to the acquisition and integration of entities. These are primarily legal and advisory fees, registration fees and earn-outs;

−    where applicable, other specific elements that are systematically specified in relation to income and/or expenses.

EBITDAaL is not a financial aggregate as defined by IFRS and is not comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

eCapex relate to acquisitions of property, plant and equipment and intangible assets excluding telecommunications licenses and financed assets minus the price of disposal of fixed assets. They are used internally as an indicator to allocate resources. eCapex are not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

The Group uses organic cash flow from telecom activities as an operating performance measure for telecom activities as a whole. Organic cash flow from telecom activities corresponds to net cash provided by operating activities minus (i) lease liabilities repayments and debts related to financed assets repayments, (ii) purchases and sales of property, plant and equipment and intangible assets net of the change in fixed assets payables, (iii) excluding effect of telecommunications licenses paid and excluding effect of significant litigations paid (and received). Organic cash-flow from telecom activities is not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Operating performance indicators used in 2018

Reported EBITDA corresponds to operating income before depreciation and amortization, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets and share of profits (losses) of associates and joint ventures.

Adjusted EBITDA corresponds to reported EBITDA, adjusted for significant litigation, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific elements.

This measurement indicator allows for the effects of certain specific factors to be isolated from reported EBITDA, irrespective of their recurrence and the type of income or expense, when they are linked to:

−    significant litigation:

Significant litigation expenses correspond to risk reassessments regarding various litigations. Associated procedures are based on third- party decisions (regulatory authority, court, etc.) and occurring over a different period to the activities at the source of the litigation. By their very nature, costs are difficult to predict in terms of their source, amount and period;

−    specific labor expenses:

Regardless of the departure plans included under restructuring costs, certain changes in the working hours of employees may have a negative impact on the period during which they are agreed and implemented. This primarily relates to the change in assumptions and the aging effect for the various part-time for seniors plans (TPS) in France;

−    investments and businesses portfolio review:

The Group constantly reviews its investments and businesses portfolio: as part of this review, decisions to sell assets are implemented, which by their very nature have an impact on the period during which the sale takes place. The corresponding gains (losses) on disposal affect either reported EBITDA or the net income from discontinued operations;

−    restructuring and integration costs:

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced and implemented. For illustrative purposes, and not limited to, this could include some of the transformation plans approved by the internal governance bodies;

−    where applicable, other specific elements that are systematically specified in relation to income and/or expenses.

Adjusted EBITDA and reported EBITDA are not financial aggregates as defined by IFRS and are not comparable to similarly titled indicators used by other groups. They are provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

CAPEX relate to the acquisition of tangible and intangible assets excluding telecommunications licenses and investments financed through finance leases and are used internally as an indicator to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Assets and Liabilities

Inter-segment assets and liabilities are reported in each operating segment.

Non-allocated assets and liabilities for the telecommunications business, mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities, as well as equity. Financial debt and investments between these segments are presented as non-allocated elements.

For Orange Bank, the line "Other" includes the assets and liabilities listed above, as well as the loans and receivables and debts related to the Bank’s activity.

Note 2       Description of business and basis of preparation of the consolidated financial statements

2.1        Description of business

Orange provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, including mobile financial services, mainly in Europe, Africa and Middle East. In addition to its role as a supplier of connectivity, the Group provides services for businesses, primarily solutions in the fields of digital work, security and improving business line processes.

Telecommunications operator activities are regulated and dependent upon the granting of licenses, just as mobile financial service activities have their own regulations.

2.2        Basis of preparation of the financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 12, 2020 and will be submitted for approval at the Shareholders’ Meeting on May 19, 2020.

The 2019 consolidated annual financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union. Comparative figures are presented for 2018 and 2017 using the same basis of preparation.

The data are presented in millions of euros, without a decimal. Rounding to the nearest million may in some cases lead to non material discrepancies in the totals and subtotals shown in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the texts currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare the 2019 financial data are based on:

−    all the standards and interpretations endorsed by the European Union compulsory as of December 31, 2019;

−    options taken relating to date and methods of first application (see 2.3 below);

−    the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities and licenses)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 7	Interest paid and received dividends	Classification as net operating cash flows
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3R	Non-controlling interests	At the acquisition date, measurement either at fair value or at the portion of the net identifiable asset of the acquired entity

−    accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Operating taxes and levies	10.1
Income taxes	10.2
Non-controlling interests − Change in ownership interest in a subsidiary − Transactions with owners	3 and 14.6

In the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−    fairly present the Group’s financial position, financial performance and cash flows;

−    reflect the economic substance of transactions;

−    are neutral;

−    are prepared on a prudent basis; and

−    are complete in all material respects.

2.3        New standards and interpretations applied from January 1, 2019

2.3.1        Initial application of IFRS 16 "Leases":

The new standard, IFRS 16 "Leases", is of mandatory application since January 1, 2019.

The main effects of implementation of IFRS 16, compared with previously applied principles, concern the accounting of leases by lessees. Indeed, IFRS 16, which defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset, significantly changes the recognition of these contracts in the financial statements.

The standard introduces a single lessee model for the recognition of leases, comprising the recognition in assets of a right-of-use asset, and in liabilities of a lease liability equal to the present value of future lease payments. The distinction between finance leases and operating leases under the former standard, IAS 17, is removed and replaced with this new model from January 1, 2019.

In addition to the effect on the presentation of the consolidated statement of financial position, the consolidated income statement is also affected. The current operating expense is replaced by a depreciation expense as well as an interest expense. In the consolidated statement of cash flows, interests continue to be recorded in operating flows. Investment flows are not modified, while the repayment of the lease liability impacts financing flows.

Lease recognition rules for lessors are unchanged compared with IAS 17.

The Group has identified four major categories of lease contracts:

−    Lands and buildings: these contracts mainly concern commercial or service activity leases, as well as leases of technical buildings (leases of space or entire buildings depending on the circumstances) for "fixed" activities.

−    Networks and terminals: these contracts mainly concern the lease of land for mobile sites, some "TowerCos" contracts for mobile activities and local loop access contracts where Orange is the lessee or lessor depending on the country.

−    IT equipment: these contracts primarily concern leases of routers and servers in datacenters.

−    Other: these contracts mainly concern leases of vehicles and technical equipment.

The Group elected to adopt the simplified retrospective method for first-time application and applies the following authorized practical expedients:

−    Exclusion of leases with a residual term expiring within 12 months of the first application date. This practical expedient is applied for all contracts, including those with a tacit renewal clause at the transition date. In applying this practical expedient, the Group calls on its judgment and experience gained in the previous years to determine whether it is reasonably certain to exercise a renewal option, taking account of the relevant facts and circumstances.

−    Exclusion of leases of assets with a replacement value of less than approximately 5,000 euros.

−    Exclusion of initial direct costs from the measurement of the right-of-use asset at the date of first-time application.

−    The identical classification of asset and liability balances for finance leases identified under IAS 17 in right-of-use assets and lease liabilities as provided for in the standard.

−    The inclusion in the opening balance sheet of provisions for onerous contracts measured as of December 31, 2018 pursuant to IAS 37, as an alternative to impairment testing of right-of-use assets in the opening balance sheet. Rent expenses already provisioned are presented in impairment of right-of-use assets.

The weighted average incremental borrowing rate as of January 1, 2019 for all the lease liabilities amounted to 2.01% based on the residual duration of leases at the transition date.

In 2019, a number of questions were submitted to the IFRS IC seeking to clarify certain questions of interpretations of the standard. In November 2019, the Committee of IFRS IC decided to finalize the tentative agenda decision released in June 2019 regarding the determination of the lease term and the useful life of non-removable leasehold improvements, not considering useful to amend IFRS 16 standard in order to clarify the notion of enforceable period.

With this decision, the Committee considers clarifying how to determine the lease term, by excluding the legal approach consisting of only taking into account the legal form of the contract between the lessor and the lessee in order to determine the enforceable period of the contract. The Committee rather considers that the contract is enforceable as long as the lessee or the lessor would have to bear more than insignificant penalty in case of termination of the contract. Therefore, even in the absence of option for the lessee to extend the lease at its discretion, the reasonably certain lease term shall be assessed in order to determine the corresponding lease liability and therefore, the amount of the right-of-use. According to the Committee, the notion of "penalty" shall be considered broadly and should not be limited to contractual or monetary penalties.

In respect of the determination of the useful life of non-removable leasehold improvements, the Committee considers the following :

−    The lease term of the contract shall be taken into account in the determination of the useful life of leasehold improvements ; and

−    The presence of leasehold improvements which are not fully depreciated and which should be abandoned and dismantled in case of termination of the lease is an example of penalty to be taken into account in the assessment of the enforceable period of the lease contract.

In light of the final decision of the IFRS IC, the Group started the additional analysis of its leases in order to identify leases for which the treatment initially adopted during the implementation of IFRS 16 could be affected. At the date of approval of the consolidated financial statements by the Board of Directors, this analysis covering several thousands leases is still ongoing. Therefore, the accounting effect of the IFRS IC decision has not been recognized as of December 31, 2019 considering the non-finalized analysis of which the effect will lead to the recognition of an additional right-of-use and an additional lease liability.

 At the date of preparation of these annual financial statements, the Group’s accounting positions and the terms implemented with regard to these issues were as follows:

−    Regarding the assessment of the lease term, the Group adopted a legal approach in a number of cases. This is the case in quite a few countries where there are open-ended lease contracts with a notice period of less than 12 months for which the Group applied the short-term exemption, in particular for the lease of mobile sites.

−    Regarding the useful life of leasehold improvements, the Group analyzed the leases for which non-removable leasehold improvements were undertaken on the leased assets and considered that there were no economic benefits leading to reassessment of the enforceable lease term initially determined.

−    The Group analyses the subsurface occupancy rights (subsurface servitudes) in order to determine if these contracts include a substantive substitution right of the lessor. If such a right exists, subsurface occupancy rights are not considered as leases. The IFRS IC final decision has not changed the Group position on this matter.

−    The Group decided not to apply the deferred tax exemption from initial recognition provided in IAS 12 (paragraphs 15 and 24) to deferred tax generated by the recognition of a right-of-use asset and a lease liability.

The Group has chosen to apply IFRS 16 using the simplified retrospective method and accordingly the 2017 and 2018 comparative periods have not been restated.

This option leads to the recognition of the cumulative impact of the restatements required by the standard in equity as of January 1, 2019 and is reflected by an increase in consolidated reserves of 2 million euros in equity attributable to owners of the parent company, and mainly relating to the deferred taxes as presented in the table hereafter:

Effects on the consolidated financial statements

−    Effects on the consolidated statement of financial position:

(in millions of euros)	December 31, 2018 historical data	Effects of IFRS 16 application	January 1, 2019 restated data
Property, plant and equipment	27,693	(574)	27,119
o/w finance leases	574	(574)	-
Right-of-use assets	-	6,349	6,349
o/w gross value	-	7,042	7,042
o/w accumulated depreciation and amortization	-	(550)	(550)
o/w accumulated impairment (1)	-	(143)	(143)
Deferred tax assets	1,366	1,527	2,893
Total non-current assets	74,701	7,303	82,004
Prepaid expenses	571	(36)	536
Total current assets	21,891	(36)	21,855
Total assets	96,592	7,267	103,859

Total equity (2)	33,249	2	33,251
Non-current financial liabilities	26,749	(427)	26,322
o/w finance lease liabilities	427	(427)	-
Non-current lease liabilities	-	5,239	5,239
Non-current restructuring provision (1)	230	(112)	118
Deferred tax liabilities	631	1,525	2,156
Total non-current liabilities	33,047	6,226	39,273
Current financial liabilities	7,270	(167)	7,103
o/w finance lease liabilities	158	(158)	-
Current lease liabilities	-	1,291	1,291
Trade payables	6,736	(39)	6,697
Current restructuring provision (1)	159	(31)	128
Other current liabilities	1,788	(15)	1,773
Total current liabilities	30,296	1,039	31,335
Total equity and liabilities	96,592	7,267	103,859

(1)   Impairment losses on right-of-use assets concern real estate leases qualified as onerous contracts in France.

(2)   The effect on opening equity as of January 1, 2019 is the result of timing differences between deferred tax assets and liabilities in countries where tax rates are expected to change in the coming years.

Reconciliation of operating lease off-balance sheet commitments presented according to IAS 17 as of December 31, 2018 and lease liabilities recognized according to IFRS 16 as of January 1, 2019

Reconciling items mainly concern the application scope, the lease payment measurement method and other impacts presented below:

(in millions of euros)	January 1, 2019
Operating lease commitments as of December 31, 2018 (1)	5,815
Commitments presented in other operating activities commitments as of December 31, 2018 (2)	1,023
Commitments relating to leases covered by an exemption (3)	(124)
Commitments relating to leases where the underlying asset is available after January 1, 2019 (4)	(524)
Measurement differences due to the determination of the lease term (5)	167
Lease payment measurement differences (6)	(191)
Finance lease liabilities as of December 31, 2018 (7)	584
Other effects (8)	513
Lease liabilities as of January 1, 2019 - Before discounting	7,264
Discounting effect	(734)
Lease liabilities as of January 1, 2019	6,530

(1)   Including Orange Bank off-balance sheet commitments in the amount of 37 million euros.

(2)   Including notably some site management contracts ("TowerCos") signed in Africa and local loop access contracts in Spain presented in other goods and services purchase commitments.

(3)   The Group has excluded from lease liabilities, leases with a residual term expiring within 12 months of the application date and leases of assets with a replacement value of less than approximately 5,000 euros.

(4)   Including notably property lease contracts signed in 2018 of which date of effective occupancy is subsequent to January 1, 2019

(5)   Off-balance sheet commitments are based on the minimum term of contracts whereas according to IFRS 16, the determination of the duration takes into account extension options that the lessee is reasonably certain to exercise.

(6)   These measurement differences are relating to lease payments that depend on an index or a rate.

(7)   Lease liabilities as of January 1, 2019 include the finance lease liabilities recognized as of December 31, 2018 according to IAS 17.

(8)   Including minimum lease payments under real estate leases classified as onerous contracts in France recognized in restructuring provisions as of December 31, 2018 and excluded from the off-balance sheet commitments.

Disclosures regarding lease liabilities and right-of-use assets are presented in Note 9.

2.3.2         Application of IFRIC 23 "Uncertainty over Income Tax Treatments"

The interpretation IFRIC 23 "Uncertainty over Income Tax Treatments" is of mandatory application since January 1, 2019 and clarifies the identification, valuation and accounting treatment of uncertain tax positions in relation with the income tax.

This interpretation had no effect on the measurement of income tax liabilities, nor on their presentation in the consolidation financial statements of the Group.

2.3.3        Early adoption of amendments to IFRS 9, IFRS 7 and IAS 39 relating to interest rate benchmark reform

The interest rate benchmark reform that will replace EONIA and IBOR rates from January 1, 2022, will affect some of the Group's financial instruments and hedges. This first amendment published by the IASB aims, in particular, to enable hedging relationships to be maintained before the interest rate benchmark reform is actually implemented.

The Group has begun discussions with the counterparties to negotiate the replacement of the old indexes with new ones. At December 31, 2019 the Group's exposure to financial instruments indexed to variable rates and maturing later than January 1, 2022 (when the amendments take effect) came down to the following items:

−    perpetual bonds redeemable for shares (French acronym TDIRA) with a nominal value of 818 million euros (see Note 12.4);

−    cross-currency swaps with a nominal value of 348 million euros; and

−    interest rate swaps with a nominal value of 1,195 million euros.

2.4        Main standards and interpretations compulsory after December 31, 2019 with no early application elected by the Group

2.4.1        Amendment to IFRS 3 "Definition of a business"

This amendment clarifies the definition of a business and aims to help those preparing financial statements to determine whether an acquisition must be recognized as a business combination or an asset acquisition. This amendment will apply to all acquisitions made from January 1, 2020. The Group chose not to adopt this amendment early. These arrangements will be taken into consideration for future acquisitions to determine whether the transaction must be recognized as a business combination or an asset acquisition.

2.4.2        Amendments to IAS 1 and IAS 8 "Materiality"

Amendments to IAS 1 and IAS 8 specify that material information is "obscured" if the way in which it is reported has the same effect as if the information had not been reported. This may be the case if the information is scattered in various notes to the financial statements or in the event of information being inappropriately aggregated. These amendments apply to consolidated financial statements for reporting periods beginning on or after January 1, 2020. The Group believes that these amendments will have no effect on the presentation of its consolidated financial statements.

2.5        Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates(1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X
4.6	Submarine cable consortiums, Orange Money	X
4.7	Related party transactions	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation, integration costs	X	X
5.3	Restructuring costs	X	X
5.4	Broadcasting rights and equipment inventories	X
5.6	Trade payables (goods and services)	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.2	Depreciation and amortization	X
8.3	Impairment of non-current assets	X	X
8.4	Other intangible assets	X	X
8.5	Property, plant and equipment financial liabilities	X	X
8.6	Fixed assets payables	X	X
8.7	Dismantling provision	X	X
9	Leases	X	X
9.1	Lease liabilities	X	X
9.2	Right-of-use assets	X
10.1	Operating taxes and levies	X
10.2	Income taxes	X	X
11	Interests in associates and joint ventures	X	X
12.3	Net financial debt	X	X
12.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
12.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
12.7	Financial assets (excluding Orange Bank activities)	X	X
12.8	Derivatives (excluding Orange Bank activities)	X
13.8	Fair value of financial assets and liabilities (excluding Orange Bank activities)	X	X
14.2	Treasury shares	X
14.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
14.5	Translation adjustments	X
14.6	Non-controlling interests	X
14.7	Earnings per share	X
16.1	Financial assets and liabilities of Orange Bank	X
16.1.1	Financial assets related to Orange Bank activities	X	X
16.2.2	Fair value of financial assets and liabilities of Orange Bank		X
17	Litigation		X
(1) See Notes 2.5.1 and 2.5.2

2.5.1        Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Note 3	Control

Requiring judgment in certain circumstances with respect to the existence or not of the control

Continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 4	Revenue	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 5, 10 and 17	Purchases and other expenses, tax and litigation

Litigation and tax: measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Notes 5 and 12	Purchases and other expenses, financial assets and liabilities, net finance costs	Reverse factoring: distinguishing operating debt and financial debt
Note 8	Fixed assets	Qualifying network, sites or equipment sharing among operators as joint operations
Note 9	Leases

Determination of the non cancellable lease term and assessment of the exercise or not of termination, extension and purchase option

Separation of service and lease components of leases

"TowerCos" arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 12 and 14	Financial assets and liabilities and net finance costs Equity	Distinguishing equity and debt: assessing specific contractual clauses

2.5.2        Use of estimates

In preparing the Group’s consolidated annual financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2019 may subsequently be changed.

Topic		Key sources of estimates on future income and/or cash flows
Note 4	Revenue	Deciding duration of legally binding rights and obligations
Notes 5, 10 and 17	Risk of resources outflow linked to claims and litigation and to tax legislation Onerous contracts	Underlying assumptions of the assessment of legal and fiscal positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.3, 8.4, 8.5 and 11	Measurement of the recoverable values for the impairment tests (goodwill, tangible and intangible assets, investments accounted for under the equity method)

Sensitivity to discount rates, perpetual growth rate and business plans’ assumptions which affect the expected cash flows (revenues, EBITDAaL and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates, taking into account the potential effects of Brexit on these assumptions

Note 10.2	Measurement of the recoverable value of deferred tax assets	Assessing the deferred tax assets’ recovery timeline when a tax entity reverts to profitability or when the tax legislation limits the use of tax loss carryforward
Note 8	Fixed assets

Assessing assets’ useful life according to the change in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration)

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Note 9	Leases	Determination of the incremental borrowing rate of the lease when the implied interest rate is not identifiable in the lease
Note 6.2	Employee benefits	Sensitivity to discount rates Sensitivity to sign-up rate senior plans
Notes 13 and 16	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, evaluation of non-performance risks

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks.

Note 3       Gains and losses on disposal and main changes in scope of consolidation

3.1        Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	2019	2018	2017
Gains (losses) on disposal of fixed assets	303	180	88
Gains (losses) on disposal of investments and activities	(26)	17	(5)
Gain (losses) on disposal of fixed assets, investments and activities	277	197	83

The loss on disposal associated with BT securities is presented under "Effects resulting from BT stake" in the consolidated income statement and detailed in Note 12.7.

3.2        Main changes in the scope of consolidation

Changes in the scope of consolidation during 2019

Acquisitions of SecureLink and SecureData

On January 31, 2019, Orange acquired a 100% equity interest in SecureData, a provider of cyber security solutions in the United Kingdom for 100 million euros.

On July 8, 2019, the Group acquired 100% of SecureLink, an independent cyber security operator in Europe, for 377 million euros.

At acquisition date	SecureLink	SecureData
(in millions of euros)
Acquisition cost	377	100
Cash acquired net of transaction costs	(6)	(5)
Cash paid for investment securities, net of cash acquired	371	95

Goodwill was recognized in the amount of 392 million euros as a result of the acquisition of Securelink and 97 million euros as a result of the acquisition of SecureData, after allocation of the purchase price to identifiable assets acquired and liabilities assumed.

At acquisition date	SecureLink	SecureData
(in millions of euros)
Acquisition cost (a)	377	100
Net book value acquired	(153)	(32)
Effects of fair value measurement:
Customer relationship(1)	181	43
Trademark	-	-
Others intangibles	-	-
Net deferred tax	(43)	(8)
Net asset remeasured at fair value (b)	(15)	3
Goodwill (a)-(b)	392	97

(1)   Depreciation between 12 and 16 years according to the type of clients

Fair values were measured using the excess earnings method for the customer base. Goodwill primarily relates to the acquisition of future customers.

The SecureLink and SecureData acquisition effect on revenue, in 2019, amounts to 154 million euros and 47million euros, respectively.

Business & Decision

Since December 31, 2018, Orange has acquired 5.4% of the capital of Business & Decision for 3 million euros. At December 31, 2019, Orange owned 93.6% of the capital of Business & Decision. This change in the percentage share held by Orange with no gain, or loss, of control, is shown in the financing flows in the statement of cash flows.

Sale of Orange Niger

On November 22, 2019, Orange sold its 95.5% holding in Orange Niger to Zamani Com S.A.S, a company that is wholly owned by Orange Niger minority shareholders. The company's services will continue to be sold under the Orange brand name during a transition period. This sale had no material impact on the Group's financial statements.

Changes in the scope of consolidation during 2018

Basefarm acquisition

On August 14, 2018, the Group acquired 100% of Basefarm for an amount of 234 million euros.

(in millions of euros)	At acquisition date
Acquisition cost	234
Cash acquired net of transaction costs	(4)
Cash paid for investment securities, net of cash acquired	230

In accordance with IFRS 3R - Business Combinations, the fair value measurement of identifiable assets acquired and liabilities assumed was finalized during the first semester of 2019. The final allocation of the acquisition cost is as follow:

(in millions of euros)	At acquisition date
Acquisition cost (a)	234
Net book value acquired	(58)
Effects of fair value measurement:
Customer relationship(1)	58
Trademark (2)	28
Others intangibles(3)	7
Net deferred tax	(25)
Net asset remeasured at fair value (b)	10
Goodwill (a)-(b)	224

(1)   Depreciation over 15 years

(2)   Depreciation over 5 years

(3)   Depreciation over 7 years

Fair value has been measured using the relief from royalty method for the brand and the excess earnings method for the customer base.

Goodwill primarily relates to future technologies and acquisition of future customers.

This acquisition has no significant impact on revenue in 2018.

Acquisition of Business & Decision

Following the acquisition of Business & Decision on June 5, 2018 and the purchase of additional securities as part of the friendly tender offer finalized on July 19, 2018, the Group acquired a stake of 81.8% of the capital of Business & Decision at a price of 50 million euros. Furthermore, Orange signed an agreement to acquire 4.9% more of the capital.

(in millions of euros)	At acquisition date
Acquisition cost 81.8%	50
Cash acquired net of transaction costs	(18)
Cash paid for investment securities, net of cash acquired	32

Goodwill was recognized in the amount of 29 million euros, after allocation of the purchase price to identifiable assets acquired and liabilities assumed.

(in millions of euros)	At acquisition date
Acquisition cost 81.8%	50
Fair value of non-controlling interests	12
Acquisition cost (a)	62
Net book value acquired	7
Effects of fair value measurement:
Customer relationship(1)	18
Trademark (2)	8
Others intangibles(3)	4
Net deferred tax	(4)
Net asset remeasured at fair value (b)	33
Goodwill (a)-(b)	29

(1)   Depreciation over 10 years

(2)   Depreciation over 7 years

(3)   Specific technology depreciated over 9 years

The residual goodwill mainly relates to workforce skills that cannot be recognized separately.

The effect of the acquisition of Business & Decision on revenue in 2018 amounts to 108 million euros.

On July 19, 2018, Orange acquired 6.4% of the capital of Business & Decision for 4 million euros. As of December 31, 2018, Orange holds 88.2% of the capital of Business & Decision (93.1% including the shares under reciprocal promises).

Accounting policies

Changes in the scope of consolidation

Entities are fully consolidated if the Group has the following:

−    power over the investee; and

−    exposure, or rights, to variable returns from its involvement with the investee; and

−    the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 19 which lists the main consolidated entities.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

−    the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of contingent consideration are accounted for either through profit or loss or through other comprehensive income, in accordance with the applicable standards;

−    goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair values of the identifiable assets relate mainly to licenses, to customer bases and to brands (which cannot be recognized as assets when internally developed), generating induced deferred taxes. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases).

For each business combination with an ownership interest below 100%, non-controlling interest is measured:

−    either at its fair value: in which case, goodwill is recognized for the portion relating to non-controlling interests;

−    or proportionate to its share of the acquiree's identifiable net assets: in which case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

Internal transfer of consolidated shares

IFRS do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

−    the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

−    the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as "held for sale" when:

−    the management is committed to a plan to sell;

−    the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

−    the sale is highly probable, within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entities concerned under a separate line in the statement of financial position: "Assets/Liabilities held for sale", at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

In addition, when the asset or group of assets held for sale represents a major line of business, its contribution to the income statement is presented separately (below "consolidated net income of continuing operations"); its cash flow contribution is presented in the statement of cash flows.

Note 4       Sales

4.1        Revenue

The presentation of revenue is disaggregated by category and segment in the Note "Segment information" (see Note 1.1). Breakdown of revenues by source is as follows:

−    Mobile services only: mobile services revenue is generated by incoming and outgoing calls (voice, SMS and data), excluding convergent services (see below);

−    Fixed services only: revenue from fixed services includes fixed broadband and narrowband services, excluding convergent services (see below) and fixed network business solutions, including voice and data;

−    Convergence packages: these include revenue from convergence packages for the Mass market (Internet + Mobile products);

−    Equipment sales: all equipment sales (mobile phones, broadband equipment, connected objects and accessories), excluding sales of equipment related to integration and information technology services and sales of equipment to external distributors and brokers, presented in "Other revenue";

−    IT & integration services: IT & integration services revenue includes unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud computing), applications services (customer relations management and other applications services), security services, video conferencing offers as well as sales of equipment related to the above products and services;

−    Carrier services (Wholesale): roaming revenue from customers of other networks (national and international), revenue from Mobile Virtual Network Operators (MVNO) and from network sharing, among others;

−    Other revenue: equipment sales to external distributors and brokers.

Accounting policies

Most revenue falls within the application scope of IFRS 15 "Revenue from contracts with customers". Orange’s products and services are offered to customers under service contracts only and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

−    Standalone service offers (mobile services only, fixed services only, convergent service)

Orange proposes to Mass market and Corporate markets customers a range of fixed and mobile telephone services, fixed and mobile Internet access services and content offers (TV, video, media, added-value audio service, etc.). Some contracts are for a fixed term (generally 12 or 24 months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is provided, based on use (e.g. minutes of traffic or bytes of data processed) or the period (e.g. monthly service costs).

Under some content offers, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third-party.

Contracts with customers generally do not include a material right, as the price invoiced for contracts and the services purchased and consumed by the customer beyond the specific scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. We have no significant impact related to contract modification for this type of contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

When contracts include contractual clauses covering commercial discounts (initial discount on signature of the contract or conditional on attaining a consumption threshold) or free offers (e.g. three months of subscription free of charge), the Group defers these discounts or free offers over the enforceable period of the contract (period during which the Group and the customer have a firm commitment). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

If the performance obligations are not classified as distinct, the offer revenue is recognized on a straight-line over the contract term. The initial service connection in the context of a service contract and communication offer, is a good example. It is not generally separable from the service contract and communication offer and is therefore recognized in income over the average term of the expected contractual relationship.

−    Separate equipment sales

Orange proposes to Mass market and Corporate market customers several ways to buy their equipment (primarily mobile phones): equipment sales may be separate from or bundled with a services offer. When separate from a services offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in instalments over a period of up to 24 months. Where payment is received in instalments, the offer comprises a financial component and interest is calculated and deducted from the amount invoiced and recognized over the payment period in net finance costs.

Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange maintains control until final resale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sales proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

−    Bundled equipment and services offers

Orange proposes numerous offers to its Mass market and Corporate market customers comprising equipment (e.g. a mobile terminal) and services (e.g. a communications contract).

Equipment revenue is recognized separately if the two components are distinct (i.e. if the customer can receive the services separately). Where one of the components in the offer is not at its separate selling price, revenue is allocated to each component in proportion to their individual selling prices. This is notably the case in offers combining the sale of a mobile phone at a reduced price, where the individual selling price of the mobile phone is considered equal to its purchase cost and logistics expenses plus a commercial margin based on market practice. The amount allocated to equipment sales is recognized under revenue on delivery in exchange for an contract asset, spread over the term of the services contract.

The provision of a Livebox® (Internet proprietary box) is neither a separate component of the Internet access service nor a lease, as Orange maintains control of the box.

−    Services including a build and run phase

Some Corporate market contracts include two phases: a build phase followed by the management of the IT platforms. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Depending on the contract, the Group recognizes build phase revenue at completion if this phase is qualified as distinct. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope modification or its impact on the contract price in order to determine whether the amendment must be treated as a distinct contract, as if the existing contract were terminated and a new contract signed, or whether the amendment must be considered as a change to the existing contract.

−    Service offers to carriers (wholesale)

Three types of commercial agreements are entered into with Operator customers for domestic wholesale activities and International carrier offers:

-    Pay-as-you-go model: contract generally applied to "legacy" regulated activities (bit stream call termination, local loop access, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are provided (which corresponds to transfer of control) over the contractual term;

-    Send-or-pay model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO (Mobile Virtual Network Operator), IDD (International Direct Dialing) or hubbing (call free floating) contracts. Related revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer;

-    Mixed model: hybrid contract combining the "Pay-as-you-go" and "Send-or-pay" models, comprising a fixed entry fee providing access to preferential pricing conditions for a given volume ("Send or pay" component) and invoicing of traffic consumption ("Pay-as-you-go" component). The entry fee invoiced under this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period. The amount invoiced for the entry fee included in this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period.

Agreements between major transit carriers are not billed (free peering) and therefore not recognized in revenue.

−    Service level commitment clause

The contracts entered into by Group and its customers include service level agreements regarding the processing of orders, deliveries and after sales support (delivery time, performance, service reinstatement time). If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction. The projected amount of these penalties is deducted from revenue in the event that it is likely that the commitment is not or will not be fulfilled

−    Public-private service concession arrangements

The Group rolls- out and/or operates certain networks under service concessions, such as the public initiative networks implemented in France to roll-out optical fiber networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12, Service concession arrangements. When the Group builds a network, construction revenue is recognized in exchange for a right to receive consideration from either a public entity or users of the public service. This right is accounted for as:

-    an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and amortized over the agreement period;

-    a financial receivable, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for at amortized cost.

−    Leases

Orange lease revenue concerns either its regulatory obligation to lease technical sites to competitors, the supply of equipment under certain contracts with Enterprise markets, or occasionally, one-off leases to third-parties of excess space in certain buildings.

Lease revenues are recognized on a straight-line basis over the contract term, except for certain equipment leases to Enterprise market customers classified as finance leases; in such cases the equipment is considered sold on credit.

4.2        Other operating income

(in millions of euros)	2019	2018	2017
Net banking income	55	56	76
Tax credits and subsidies	33	42	40
Income from universal service	5	14	8
Brand & management fees (1)	2	6	14
Other income	625	462	475
Total	720	580	613

(1)   Invoiced to certain uncontrolled entities.

Net banking income (NBI) represents the net balance between banking products (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid in respect of bank loans, commissions paid and other expenses from banking operations).

It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Other income is predominantly comprised of income on impaired trade receivables, rebilling of network sharing costs, income relating to line damages.

4.3        Trade receivables

(in millions of euros)	2019	2018	2017 (1)
Net book value of trade receivables - in the opening balance	5,295	5,175	4,964
IFRS 9 transition impact	-	(22)	-
Net book value of trade receivables - including IFRS 9 transition impact	5,295	5,153	4,964
Business related variations	1	65	267
Changes in the scope of consolidation	50	90	6
Translation adjustment	28	(12)	(33)
Reclassifications and other items	(53)	(1)	(29)
Reclassification to assets held for sale	-	-	-
Net book value of trade receivables - in the closing balance	5,320	5,295	5,175

(1)   As authorized by IFRS 9 (see Note 2.3). Group has chosen not to restate the comparative periods 2016 and 2017.

Orange established a program of non-recourse sales of its deferred payment receivables in several countries. These receivables are derecognized from the balance sheet. The trade receivables sold as of December 31, 2019 in France, Poland and Spain generated an early receipt of respectively approximately 98 million euros (approximately 110 as of December 31, 2018), 68 million euros (new program set up in 2019) and 17 million euros (approximately 40 million euros as of December 31, 2018 and 84 million euros as of December 31, 2017).

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017 (1)
Trade receivables depreciated according to their age	1,233	1,050	1,078
Trade receivables depreciated according to other criteria	579	600	443
Net trade receivables past due	1,812	1,650	1,521
Not past due (2)	3,508	3,645	3,655
Net trade receivables	5,320	5,295	5,175
o/w short-term trade receivables	5,044	4,995	4,851
o/w long-term trade receivables (3)	276	300	324
o/w net trade receivables from telecom activities	5,320	5,295	5,175
o/w net trade receivables from Orange Bank	-	-	-

(1)   As authorized by IFRS 9 (see Note 2.3), the Group has chosen not to restate the comparative period 2017

(2)   2018 not past due receivables are presented net of IFRS 9 provision for (23) millions of euros as of December 31, 2019 and (25) million euros as of December 31, 2018.

(3)   Includes receivables from sales of handset with payment on instalments that are payable in more than 12 months and receivables from financial lease offers on firm's equipment (see accounting policies).

Shown below is the aging table of the net trade receivables which are past due and impaired according to their age:

(in millions of euros)

 December 31, 2019                             December 31, 2018                                   December 31, 2017

Past due - under 180 days	Past due - 180 to 360 days	Past due - over 360 days

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2019	2018	2017 (1)
Allowances on trade receivables - in the opening balance	(816)	(760)	(774)
IFRS 9 transition impact	-	(22)	-
Allowances on trade receivables - including IFRS 9 transition impact	(816)	(782)	(774)
Net addition with impact on income statement (2)	(332)	(286)	(251)
Losses on trade receivables	271	255	257
Changes in the scope of consolidation	(1)	(2)	(1)
Translation adjustment	(5)	(1)	7
Reclassifications and other items	(5)	(0)	2
Reclassification to assets held for sale	-	-	-
Allowances on trade receivables - in the closing balance	(888)	(816)	(760)

(1)   As authorized by IFRS 9 (see Note 2.3), the Group has chosen not to restate the comparative period 2017.

(2)   The change in IFRS 9 provision for 2019 amounts to (2) million euros (it amounted to (3) for 2018).

Accounting policies

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers are discounted and classified as current items. Receivables from financial lease offers on firms’ equipment are recognized as current operating receivables because they are acquired in the normal course of business.

Impairment of trade receivables is based on three methods:

−    a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each aging balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

−    a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (national and international), local, regional and national authorities and for large accounts of Enterprise Communication Services;

−    a provisioning method based on anticipated loss: IFRS 9 requires recognition of expected losses on receivables immediately upon recognition of the financial instruments. In addition to the pre-existing provisioning system, the Group applies a simplified approach of anticipated impairment at the time the asset is recognized. The percentage applied depends on the maximum revenue non-recoverability rate.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated special purpose entities, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to their de-recognition where the risks and benefits are transferred as described by IFRS 9.

4.4        Customer contract net assets and liabilities

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Customer contract net assets (1)	771	784	815
Costs of obtaining a contract	258	233	250
Costs to fulfill a contract	181	149	139
Total customer contract net assets	1,209	1,166	1,204
Prepaid telephone cards	(212)	(221)	(241)
Connection fees	(665)	(706)	(725)
Loyalty programs	(38)	(38)	(43)
Other deferred revenue (2)	(1,163)	(1,025)	(1,002)
Other customer contract liabilities	(15)	(12)	(10)
Total deferred revenue related to customer contracts	(2,093)	(2,002)	(2,021)
Total customer contract net assets and liabilities	(884)	(836)	(817)

(1)   Assets net of remaining performance obligations.

(2)   Includes subscription fees.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling them in the financial statements.

(in millions of euros)	2019	2018	2017
Customer contract net assets - in the opening balance	784	815	916
Business related variations(1)	(13)	(36)	(109)
Changes in the scope of consolidation	-	-	-
Translation adjustment	1	(1)	7
Reclassifications and other items	0	6	1
Reclassification to assets held for sale	-	-	-
Customer contract net assets - in the closing balance	771	784	815

(1)   Mainly includes the new customer contract assets net of related liabilities, the transfer of the net contract assets directly to trade receivables and impairment of the period.

Below is presented the change in deferred income on customer contracts (prepaid telephone cards, service access fees, loyalty programs and other unearned income) in the statement of financial position.

(in millions of euros)	2019	2018	2017
Deferred revenue related to customer contracts - in the opening balance	2,002	2,021	2,071
Business related variations	(20)	(18)	(40)
Changes in the scope of consolidation	101	7	-
Translation adjustment	13	2	(16)
Reclassifications and other items	(3)	(10)	6
Reclassification to assets held for sale	-	-	-
Deferred revenue related to customer contracts - in the closing balance	2,093	2,002	2,021

Accounting policies

Customer contract net assets and liabilities

The timing of revenue recognition may differ from customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been transferred.

By contrast, contract assets mainly refer to amounts allocated per IFRS 15 as compensation for goods or services provided to customers for which the right to collect payment is subject to providing other services or goods under that same contract (or group of contracts). This is the case in a bundled offer combining the sale of a mobile phone and mobile communication services for a fixed-period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for telephone communication services to the supply of the mobile phone. The excess of the amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified, especially to cover the risk of impairment should the contract be interrupted. Recoverability may also be impacted by a change in the legal environment governing offers.

Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and paid for goods or services not transferred yet, such as contracts payable in advance or prepaid packages (previously recognized in deferred income).

Customer contract assets and liabilities are presented, respectively, in current assets and current liabilities since they are a normal part of the Group's operations.

(in millions of euros)	2019	2018	2017
Costs of obtaining a contract - in the opening balance	233	250	274
Business related variations	21	(14)	(30)
Changes in the scope of consolidation	1	-	-
Translation adjustment	1	(3)	6
Reclassifications and other items	1	0	-
Reclassification to assets held for sale	-	-	-
Costs of obtaining a contract - in the closing balance	258	233	250

(in millions of euros)	2019	2018	2017
Costs to fulfill a contract - in the opening balance	149	140	145
Business related variations	30	22	(5)
Changes in the scope of consolidation	-	-	-
Translation adjustment	2	3	-
Reclassifications and other items	-	(16)	-
Reclassification to assets held for sale	-	-	-
Costs to fulfill a contract - in the closing balance	181	149	140

Accounting policies

Cost of obtaining a contract

Where a telecommunications service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each contract or invoice-indexed commission. Where the Group considers the commission incremental and believes that it would not have been paid in the absence of the contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining contracts as an expense when they are incurred if the amortization period of the asset, it would have recognized in respect of them, would not have exceeded a year.

The costs of obtaining fixed-period mobile service contracts are capitalized and released to profit or loss on a straight-line over the enforceable contract term, as these costs are generally incurred each time the customer renews the fixed-period. The costs of obtaining fixed-period landline services for Mass market customers are expensed on a straight-line over the estimated period of the customer relationship. The costs of obtaining business and operator solutions contracts are not material.

Costs to fulfill a contract

Costs to fulfill a contract consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they qualify as non-distinct from the performance obligation, are capitalized and costs incurred are recorded on a time-apportioned basis over the effective period of the contract.

At Group level, these costs mainly concern contracts for Corporate customers, with, for example, design, installation, connection and migration fees that relate to a future performance obligation of the contract.

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the carrying amount of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services still to be incurred, the excess amount is similarly immediately expensed.

The cost of obtaining and fulfilling contracts impacted EBITDAaL in 2019 and adjusted EBITDA in 2018 and 2017.

The following table presents the transaction price assigned to unfulfilled performance obligations as of December 31, 2019. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure in IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	December 31, 2019
Less than one year	6,176
Between 1 and 2 years	2,660
Between 2 and 3 years	818
Between 3 and 4 years	433
Between 4 and 5 years	260
More than 5 years	430
Total remaining performance obligations	10,777

Accounting policies

Unfulfilled performance obligations

On the allocation of the total contract transaction price to identified performance obligations, a portion of the total transaction price can be allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period. We have elected to apply certain available practical expedients when disclosing unfulfilled performance obligations, including the option to exclude expected revenues from unsatisfied obligations of contracts with an original expected duration of one year or less. These contracts are primarily monthly service contracts.

In addition, certain contracts offer customers the ability to purchase additional services. These additional services are not included in the transaction price and are recognized when the customer exercises the option (generally on a monthly basis). They are not therefore included in unfulfilled performance obligations.

Some multi-year service contracts with Corporate business customers and Operator customers include fixed monthly costs and variable user fees. These variable user fees are excluded from the table of unfulfilled performance obligations.

4.5        Deferred income

(in millions of euros)	2019	2018	2017
Deferred income - in the opening balance	58	76	84
Business related variations	(0)	(42)	(8)
Changes in the scope of consolidation	0	2	0
Translation adjustment	(0)	0	(2)
Reclassifications and other items	(6)	22	2
Reclassification to assets held for sale	-	-	-
Deferred income - in the closing balance	51	58	76

4.6        Other assets

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Advances and downpayments	101	84	92
Submarine cable consortiums (1)	168	130	157
Security deposits paid	93	97	79
Orange Money - restriction of electronic money (1)	613	497	408
Others	408	473	468
Total	1,383	1,281	1,204

(1)   These receivables are offset by the liabilities of the same amount (see accounting policies and Note 5.7).

(in millions of euros)	2019	2018	2017
Other assets - in the opening balance	1,281	1,204	1,179
Business related variations	97	74	49
Changes in the scope of consolidation	0	7	(6)
Translation adjustment	3	1	(12)
Reclassifications and other items	2	(5)	(6)
Reclassification to assets held for sale	-	-	-
Other assets - in the closing balance	1,383	1,281	1,204
o/w other non-current assets	125	129	110
o/w other current assets	1,258	1,152	1,094

Accounting policies

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a money transfer, payment and financial services solution provided via an electronic money ("e-money") account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer ("EMI") in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange’s subsidiaries and third-party distributors. EMIs issue e-money (or units of value "UV") at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the Group’s net financial debt and are listed under the following headings:

−    assets restricted to an amount equal to the e-money in circulation outside of the Orange group (or UV in circulation);

−    UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under "other assets" and "other liabilities" and under operating activities as "change in working capital requirement".

4.7        Related party transactions

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA. The communication services provided to the French State are done so as part of a competitive process held for each service according to the nature of the service. They have no material impact on consolidated revenues.

Transactions with associates and joint ventures are presented in Note 11.

Accounting policies

Orange group’s related parties are listed below:

−    the Group’s key management personnel and their families (see Note 6);

−    the French State, and its departments in Bpifrance Participations and central State departments (see Notes 10 and 14);

−    associates, joint ventures and companies in which the Group holds a significant stake (see Note 11).

Note 5       Purchases and other expenses

5.1        External purchases

(in millions of euros)	2019	2018	2017
Commercial, equipments expenses and content rights	(7,293)	(7,228)	(7,117)
o/w costs of terminals and other equipment sold	(4,042)	(4,123)	(4,112)
o/w advertising, promotional, sponsoring and rebranding costs	(823)	(850)	(845)
Service fees and inter-operator costs	(4,612)	(4,923)	(5,128)
Other network expenses, IT expenses	(3,253)	(3,192)	(3,074)
Other external purchases	(2,739)	(3,220)	(3,062)
o/w rental expenses	(270)	(1,181)	(1,148)
Total	(17,897)	(18,563)	(18,381)

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 15).

Advertising, promotion, sponsoring, communication and brand marketing costs are recorded as expenses during the period in which they are incurred.

As of January 1, 2019, lease expenses include lease payments on contracts of 12 months or less, contracts where the new value of the underlying asset is less than 5,000 euros and variable lease payments which were not figured into the measurement of a lease liability (see Note 2.3.1).

5.2        Other operating expenses

(in millions of euros)	2019	2018	2017
Allowances and losses on trade receivables - telecom activities	(315)	(277)	(251)
Expenses from universal service	(21)	(38)	(43)
Litigation	(107)	(10)	(315)
Operating foreign exchange gains (losses)	(4)	3	(14)
Cost of bank credit risk	(10)	(7)	(6)
Integration costs(1)	(17)	-	-
Other expenses	(124)	(176)	(95)
Total	(599)	(505)	(724)

(1)   Since January 1st 2019, integration costs are presented in other operating expenses. In 2018 and 2017 those costs were presented in restructuring costs (see Note 5.3).

Impairment and losses on trade receivables of telecom activities are detailed in Note 4.3.

The cost of credit risk exclusively applies to Orange Bank and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts.

Expenses for legal disputes for which provisions or immediate payment have been made include the reassessment of the risk related to various disputes.

(in millions of euros)	2019	2018	2017
Provision for litigation - in the opening balance	572	779	537
Additions with impact on income statement	99	35	354
Reversals with impact on income statement	(8)	(25)	(34)
Discounting with impact on income statement	-	3	2
Utilizations without impact on income statement(1)	(22)	(221)	(37)
Changes in consolidation scope	1	1	-
Translation adjustment	0	3	7
Reclassifications and other items	1	(3)	(50)
Reclassification to assets held for sale	-	-	-
Provision for litigation - in the closing balance	643	572	779
o/w non-current provision	45	67	53
o/w current provision	598	505	726

(1)   In 2018, mainly related to the payment of the fine in Poland for 152 million euros.

Payments related to some litigation are directly recorded in other operating expenses.

The Group’s significant litigations are described in Note 17.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 17.

The costs which may result from these proceedings are accrued at the reporting date if the Group has a present obligation towards a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

−    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

−    present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Integration costs

Integration costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new staff, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

5.3        Restructuring and integration costs

(in millions of euros)	2019	2018	2017
Restructuring costs	(132)	(189)	(164)
Departure plans (1)	(68)	(30)	(67)
Lease property restructuring (2)	5	(28)	(58)
Distribution channels (3)	(26)	(11)	(4)
Other	(43)	(120)	(35)
Integration costs (4)	-	(10)	(3)
Acquisition costs of investments	-	(10)	(3)
Total restructuring costs	(132)	(199)	(167)

(1)   Mainly voluntary departure plans of Orange Polska in 2019 and 2017 (approximately 2,100 people in 2019 and 2,700 people in 2017).

(2)   In 2018 and 2017, essentially related to vacant leases in France.

(3)   Concerns the end of the relationship with some indirect distributors.

(4)   From January, 1 2019, Integration costs are presented in "Other operating expenses".

Some restructuring and integration costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2019	2018	2017
Restructuring and integration provision - in the opening balance	389	377	375
Additions with impact on income statement	97	162	150
Reversals releases with impact on income statement	(13)	(15)	(34)
Utilizations without impact on income statement	(124)	(143)	(133)
Translation adjustment	1	(1)	(1)
Reclassifications and other items (1)	(135)	9	20
Reclassification to assets held for sale	-	-	-
Restructuring and integration provision - in the closing balance	216	389	377
o/w non-current provision	96	230	251
o/w current provision	120	159	126

(1)   In 2019, effect of IFRS 16 application (see Note 2.3.1)

Accounting policies

Restructuring costs

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

−    employee departure plans;

−    indemnities paid to suppliers to terminate a contract (distribution networks, content operations, etc.);

−    cost of vacant buildings (Out of the scope of IFRS 16);

−    transformation plans for communication network infrastructures.

Onerous contracts: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

5.4        Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Handset inventories (1)	534	678	583
Other products sold	78	41	32
Available broadcasting rights	89	73	68
Others supplies	270	242	198
Gross value	970	1,034	881
Depreciation	(63)	(69)	(54)
Net book value	906	965	827

(1)   Of which inventories treated as consignment with distributors amounting to 35 million euros as of December 31, 2019, 49 million euros as of December 31, 2018 and 55 million euros as of December 31, 2017.

(in millions of euros)	2019	2018	2017
Inventories - in the opening balance	965	827	819
Business related variations	(64)	138	14
Changes in the scope of consolidation	2	2	0
Translation adjustment	2	(1)	(3)
Reclassifications and other items	1	(1)	(4)
Reclassification to assets held for sale	-	-	-
Inventories - in the closing balance	906	965	827

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5        Prepaid expenses

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Prepaid external purchases	678	522	408
Other prepaid operating expenses	52	49	47
Total	730	571	455

(in millions of euros)	2019	2018	2017
Prepaid expenses - in the opening balance	571	455	394
Business related variations	127	93	78
Changes in the scope of consolidation	65	6	-
Translation adjustment	5	0	(17)
Reclassifications and other items	(38)	17	0
Reclassification to assets held for sale	-	-	-
Prepaid expenses - in the closing balance	730	571	455

5.6        Trade payables

(in millions of euros)	2019	2018	2017
Trade payables - in the opening balance	6,736	6,527	6,214
Business related variations	(85)	189	413
Changes in the scope of consolidation	36	18	(9)
Translation adjustment	27	1	(56)
Reclassifications and other items	(32)	1	(35)
Reclassification to assets held for sale	-	-	-
Trade payables - in the closing balance	6,682	6,736	6,527
o/w trade payables from telecom activities	6,580	6,635	6,445
o/w trade payables from Orange Bank	102	101	82

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables and fixed asset payables that were subject to a payment extension, and had an impact on the change in working capital requirements at the end of the period, amounted to approximately 526 million euros at December 31, 2019, approximately 310 million euros at the end of 2018 and approximately 300 million euros at the end of 2017.

Accounting policies

Trade payables resulting from trade transactions and settled in the normal operating cycle are classified as current items. They include those that have been financed by the supplier (with or without notification of transfer to financial institutions) under direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to carry the characteristics of trade payables, in particular due to the ongoing trade relationship, the payment schedules ultimately consistent with the operational cycle of a telecommunications operator in particular for the purchase of primary infrastructures, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

5.7        Other liabilities

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Provision for litigation (1)	643	572	779
Cable network access fees (IRU) (2)	103	152	194
Submarine cable consortium (3)	168	130	157
Security deposit received	147	160	182
Orange Money - units in circulation (3)	613	497	408
Other	774	739	738
Total	2,448	2,250	2,456
o/w other non-current liabilities	353	462	521
o/w other current liabilities	2,095	1,788	1,935

(2)   See Note 5.2.

(3)   See accounting policies Note 4.6.

(4)   These liabilities are offset by the receivables of the same amount (see accounting policies and Note 4.6).

(in millions of euros)	2019	2018	2017
Other liabilities - in the opening balance	2,250	2,456	2,138
Business related variations	190	(166)	267
Changes in the scope of consolidation	12	16	18
Translation adjustment	4	(2)	(7)
Reclassifications and other items	(8)	(54)	40
Reclassification to assets held for sale	-	-	-
Other liabilities - in the closing balance	2,448	2,250	2,456

5.8        Related party transactions

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except the use of spectrum resources. These resources are allocated after a competitive process.

Note 6       Employee benefits

6.1        Labor expenses

(in millions of euros)	Note	2019	2018	2017
Average number of employees (full-time equivalents) (1)		135,619	135,943	138,038
Wages and employee benefit expenses		(8,240)	(8,828)	(8,402)
o/w wages and salaries		(6,199)	(6,017)	(5,986)
o/w social security charges (2)		(2,079)	(2,068)	(2,121)
o/w French part-time for seniors plans	6.2	6	(773)	(310)
o/w capitalized costs (3)		848	842	839
o/w other labor expenses (4)		(816)	(812)	(824)
Employee profit sharing		(181)	(180)	(183)
Share-based compensation	6.3	(73)	(66)	11
Total in operating income		(8,494)	(9,074)	(8,574)
Net interest on the net defined liability in finance costs		(20)	(16)	(21)
Actuarial (gains)/losses in other comprehensive income		(109)	45	16

(1)    Of whom 36% were Orange SA's French civil servants (40% at December 31, 2018 and 45% at December 31, 2017).

(2)   Net of approximately 85 million euros for competitiveness and employment tax credit for 2018 in France (102 million euros as of December 31, 2017).

(3)   Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.4 and 8.5).

(4)   Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long term benefits (except French part-time for seniors plans).

6.2        Employee benefits

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Post-employment benefits (1)	1,105	989	1,005
Other long-term benefits	1,867	2,434	2,313
o/w French part-time for seniors plans	1,233	1,784	1,644
Provision for employment termination benefits	2	3	4
Other employee-related payables and payroll taxes due	1,782	1,715	1,710
Provision for social risks and litigation	59	74	90
Total	4,815	5,215	5,122
o/w non-current employee benefits	2,554	2,823	2,674
o/w current employee benefits	2,261	2,392	2,448

(1)    Does not include defined contribution plans.

The payments to be made in respect of post-employment benefits and other long-term benefits are presented below. These are estimated based on Group headcounts as of December 31, 2019, including rights acquired and not acquired at December 31, 2019, but for which it is assumed the rights will be acquired by the year 2040 approximately:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2020	2021	2022	2023	2024	2025 and beyond
Post-employment benefits	60	56	51	45	54	2,595
Other long-term benefits (1)	515	389	307	250	145	87
o/w French part-time for seniors plans	425	318	240	197	91	20
Total	575	445	358	295	199	2,682

(1)   Provisions for Time Saving Account (CET) and long-term leave and long-term sick leave not included.

6.2.1        Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

−    with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to 724 million euros in 2019 (828 million euros in 2018 and 924 million euros in 2017);

−    the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 330 million euros and a plan for senior management staff in France for 205 million euros. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to the acquisition of rights;

−    the Group is also committed to capital-based defined benefit plans where, in accordance with the law or contractual agreements, employees are entitled to bonuses on retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (838 million euros for Orange SA, equal to 84% of the capital-based plans) and for civil servants (33 million euros, equal to 3% of capital-based plans);

−    other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−    other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS) detailed below.

French part-time for seniors plans

The part-time for seniors plans are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years service within the Group. Eligible employees are those who will retire no later than January 1, 2025.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

−    a base salary between 65% and 80% of full-time employment;

−    the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

−    a minimum salary level.

These plans last for a period of at least 18 months and no longer than five years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2019 31,500 employees had signed up for TPS, 22,200 of whom have already passed through it. The number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated approximately at 14,200 employees.

6.2.2        Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

The discount rates used for the euro zone (which accounts for 87% of Orange’s pension and other long-term employee benefit obligations) are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
More than 10 years	0.70% to 0.90%	1.70% à 1.85%	1.55% to 1.65%
Less than 10 years	-0.33% to 0.70%(1)	-0.20% à 1.30%	-0.25% to 1.65%

(1)    A -0.25% rate has been used to value the obligation regarding the French part-time for seniors plans (versus -0.05% as of December 31, 2018).

The discount rates used for the euro zone are based on corporate bonds rated AA with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (2.95% used) up to 5%. In France, the revaluation of the annuity-based plan for senior management is based on the INSEE consumer price index (2% used).

The main capital-based defined benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher "GVT" (acronym for Wage drift - Seniority - Job-skills). "Wage drift - Seniority - Job-skills" refers to annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, out of grade promotions and the aging of existing staff.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(in millions of euros)
Rate increase by 50 points		Rate decrease by 50 points
Discount rates (1)	(113)	124

	Rate decrease by 5%	Rate increase by 5%
Sign-up rates for French part-time for seniors plans (2)	(42)	42

(1)    Includes 12 million euros for the French part-time for seniors plans (short term duration).

(2)   Sensitivity is performed on future entries in French part-time for seniors plans (TPS).

6.2.3        Commitments and plan assets

	Post-employment benefits			Long-term benefits		2019	2018	2017
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Total benefit obligations in the opening balance	502	833	68	1,784	650	3,837	3,727	4,009
Service cost	1	48	1	45	51	146	786	154
Net interest on the defined benefit liability	9	17	1	(1)	1	27	23	29
Actuarial losses/(gains) arising from changes of assumptions	32	122	(52)	(22)	2	82	(34)	67
o/w arising from change in discount rate	53	120	2	5	2	182	(38)	37
Actuarial losses/(gains) arising from experience	5	28	1	(29)	0	5	78	212
Benefits paid	(21)	(41)	(3)	(545)	(77)	(687)	(746)	(738)
Translation adjustment and other	15	(4)	1	1	7	20	3	(6)
Total benefit obligations in the closing balance (a)	543	1,003	17	1,233	634	3,430	3,837	3,727
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	543	19	-	-	-	562	507	523
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	-	984	17	1,233	634	2,868	3,330	3,204
Weighted average duration of the plans (in years)	13	14	18	2	5	9	6	6

	Post-employment benefits			Long-term benefits		2019	2018	2017
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets in the opening balance	414	(0)	-	-	-	414	409	395
Net interest on the defined benefit liability	8	(0)	-	-	-	8	7	7
(Gains)/Losses arising from experience	26	(0)	-	-	-	26	2	20
Employer contributions	16	-	-	-	-	16	16	18
Benefits paid by the fund	(19)	-	-	-	-	(19)	(17)	(22)
Translation adjustment and other	13	-	-	-	-	13	(3)	(9)
Fair value of plan assets in the closing balance (b)	458	(0)	-	-	-	458	414	409

 Funded annuity-based plans represent 16% of Group social commitments.

The funded annuity-based plans are primarily located in the United Kingdom (63%) and France (35%) and their assets are broken down as follows:

Debt securities	Equities	Money market assets	Other

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to asset ceiling adjustment for the periods presented.

	Post-employment benefits			Long-term benefits		2019	2018	2017
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits in the opening balance	88	833	68	1,784	650	3,423	3,318	3,614
Net expense for the period	2	65	2	(7)	55	117	889	452
Employer contributions	(16)	-	-	-	-	(16)	(16)	(18)
Benefits directly paid by the employer	(2)	(41)	(3)	(545)	(77)	(668)	(729)	(716)
Actuarial (gains)/losses generated during the year	11	149	(51)	-	-	109	(45)	(16)
Translation adjustment and other	2	(3)	1	1	6	7	6	2
Employee benefits in the closing balance - Net unfunded status (a) - (b)	85	1,003	17	1,233	634	2,972	3,423	3,318
o/w non-current	62	966	16	808	545	2,397	2,722	2,600
o/w current	23	37	1	425	89	575	701	718

 The following table discloses the net expense:

	Post-employment benefits			Long-term benefits		2019	2018	2017
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(1)	(48)	(1)	(45)	(51)	(146)	(786)	(154)
Net interest on the net defined benefit liability	(1)	(17)	(1)	1	(1)	(19)	(16)	(21)
Actuarial gains/(losses)	-	-	-	51	(3)	48	(87)	(277)
Total	(2)	(65)	(2)	7	(55)	(117)	(889)	(452)
o/w expenses in operating income	(1)	(48)	(1)	6	(54)	(98)	(873)	(431)
o/w net interest on the net defined liability in finance cost	(1)	(17)	(1)	1	(1)	(19)	(16)	(21)

Accounting policies

Post-employment benefits are granted through:

−    defined contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered ;

−    defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

-    their calculation is based on demographic (employee turnover, mortality, gender parity, etc.) and financial assumptions (salary increases, rate of inflation, etc.) defined at the level of each entity concerned;

-    the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as reference for the Eurozone;

-    actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income;

-    the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (primarily shares and bonds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when modifications take place.

6.3        Share-based payment

Orange Vision 2020 free share award plan

2017 - 2019 free share award (FSA) plan

On October 25, 2017 the Board of Directors approved the implementation of a free share award plan for employees of 9.2 million units, of which a maximum estimated at 9.1 million would be issued in the form of shares. This plan has been granted to some 144,000 employees working in 87 countries. In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the exchange-traded price of Orange stock on March 31, 2020.

Vesting occurred at December 31, 2019 and the awarding of shares on March 31, 2020, the shares being subject to:

−    a condition of employment from September 1, 2017 to December 31, 2019; and

−    internal performance conditions, specifically the adjusted EBITDA including banking activities (50%) and the organic cash-flow from telecom activities (50%) as defined by the plan.

Each of these indicators will be compared to the budget approved by the Board of Directors for each of the three years. If the performance conditions were not met, each employee meeting the employment condition would nonetheless be awarded half of the shares initially planned.

Performance is assessed for the years 2017, 2018 and 2019 in relation to the budget for each of these three years, as approved in advance by the Board of Directors. As such, satisfaction of each performance condition is recorded year on year and entitlement to final allocation is a percentage based on the sum of performances assessed over the course of the vesting period. The definitive number of shares allocated will be announced on March 31, 2020, following confirmation by the Board of Directors of achievement or non-achievement of the performance conditions of the past year.

Long Term Incentive Plan (LTIP) 2017 - 2019

In addition to the free share award plan, the Board of Directors’ Meeting on July 26, 2017 approved the implementation of a free share award plan (Long Term Incentive Plan or LTIP) reserved for the Executive Committee, Corporate Officers, executives and leaders involving 1.6 million free shares units. This plan was granted to approximately 1,200 employees. In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the International Plan will receive an amount in cash equal to the price of Orange stock on March 31, 2020.

Vesting occurred at December 31, 2019, and the awarding of shares on March 31, 2020, the shares being subject to:

−    a condition of continued employment from January 1, 2017 with respect to corporate officers and members of the Executive Committee and from July 15, 2017, with respect to the qualifying senior executives, until December 31, 2019;

−    performance conditions, internal and external respectively, namely the organic cash flow from telecom activities (50%) as defined in the plan, assessed annually in comparison with the budget, and the Total Shareholder Return (TSR) (50%). TSR performance is measured by comparing the change between January 1, 2017 and December 31, 2019 in Orange’s TSR based on the relative performance of the total return to an Orange shareholder over the three years with the change in TSR calculated on the average values of the Stoxx Europe 600 Telecommunications reference index or any other index having the same purpose and therefore a substitute for the duration of the Plan.

Valuation assumptions:

	Free share award plan	Long Term Incentive Plan
Measurement date	October 26, 2017	July 26, 2017
Vesting date	December 31, 2019	December 31, 2019
Price of underlying instrument at measurement date	13.74 euros	14.33 euros
Price of underlying instrument at closing date	13.12 euros	13.12 euros
Expected dividends (% of the share price)	4.5%	4.5%
Risk free yield	-0.45%	-0.32%
Fair value per share of benefit granted to employees	12.45 euros	9.55 euros
o/w fair value of internal performance condition	12.45 euros	12.81 euros
o/w fair value of external performance condition	-	6.29 euros

Accounting effect

For the portion of the free share award plan issued in the form of shares, fair value has been determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted until December 31, 2019. For the portion of the LTIP plan issued in the form of shares, fair value also takes into account the likelihood of achievement of the market performance conditions, determined using the Monte Carlo method. For the portion of the plans issued in cash, as of December 31, 2019, fair value has been determined based on the market price of Orange shares on the closing date.

All the performance criteria were met with the exception of the criteria relating to 2018 organic cash flow.

The total charge of the plan amounted to 131 million euros (including social security contributions), including 14 million euros recorded in 2017, 57 million euros in 2018 and 59 million euros in 2019 with corresponding entries in equity of 44 million euros and social debt of 15 million euros.

The social security contributions for the French entities will be due upon delivery of the shares in 2020.

Long Term Incentive Plan (LTIP) 2018 - 2020

The Board of Directors’ Meeting on July 25, 2018 approved the implementation of a free share award plan (Long Term Incentive Plan or LTIP) reserved for the Executive Committee, Corporate Officers, executives and leaders involving 1.7 million free shares units. This plan was granted to approximately 1,200 employees. In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the International Plan will receive an amount in cash equal to the price of Orange stock on March 31, 2021.

Vesting will occur at December 31, 2020, and the awarding of shares on March 31, 2021, the shares being subject to:

−    a condition of continued employment from January 1, 2018 until December 31, 2020;

−    performance conditions, internal and external respectively, namely the organic cash flow from telecom activities (50%) as defined in the plan, assessed annually in comparison with the budget, and the Total Shareholder Return (TSR) (50%). TSR performance is assessed by comparing, between January 1, 2018 and December 31, 2020, the evolution of Orange’s TSR based on its total shareholder return performance over the three fiscal years, and the evolution of its TSR based on the average values of the "Stoxx Europe 600 Telecommunications" index or any other similar index that may replace it during the lifetime of the Plan.

Valuation assumptions

Long Term Incentive Plan
Measurement date	July 25, 2018
Vesting date	December 31, 2020
Price of underlying instrument at measurement date	13.98 euros
Price of underlying instrument at closing date	13.12 euros
Expected dividends (% of the share price)	5.0%
Risk free yield	-0.33%
Fair value per share of benefit granted to employees	11.23 euros
o/w fair value of internal performance condition	11.94 euros
o/w fair value of external performance condition	10.51 euros

For the portion of the plan issued in the form of shares, fair value has been determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted until December 31, 2019. For the portion of the LTIP plan issued in the form of shares, fair value also takes into account the likelihood of achievement of the market performance conditions, determined using the Monte Carlo method. For the portion of the plan issued in cash, as of December 31, 2019, fair value has been determined based on the market price of Orange shares on the closing date.

Accounting effect

In 2018, the performance criterion based on organic cash flow was not met, a charge of 3 million euros (including social security contributions) was recorded for the period concerned (based on the dates of the Board of Directors’ meetings that approved the plans), with corresponding entries in equity of 2 million euros and in social debt of 1 million euros.

In 2019, all performance criteria were met, a charge of 7 million euros (including social security contributions) was recorded, with corresponding entries in equity of 6 million euros and social debt of 1 million euros.

The social security contributions for the French entities will be due upon delivery of the shares in 2021.

Long Term Incentive Plan (LTIP) 2019 - 2021

The Board of Directors’ Meeting on July 24, 2019 approved the implementation of a free share award plan (Long Term Incentive Plan or LTIP) reserved for the Executive Committee, Corporate Officers, executives and leaders involving 1.7 million free shares units. This plan was granted to approximately 1,200 employees. In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the International Plan will receive an amount in cash equal to the price of Orange stock on March 31, 2022.

Vesting will occur at December 31, 2021, and the awarding of shares on March 31, 2022, the shares being subject to:

−    a condition of continued employment from January 1, 2019, until December 31, 2021;

−    performance conditions, internal and external respectively, namely the organic cash flow from telecom activities (50%) as defined in the plan, assessed annually in comparison with the budget, and the Total Shareholder Return (TSR) (50%). TSR performance is assessed by comparing, between January 1, 2019 and December 31, 2021, the evolution of Orange’s TSR based on its total shareholder return performance over the three fiscal years, and the evolution of its TSR based on the average values of the "Stoxx Europe 600 Telecommunications" index or any other similar index that may replace it during the lifetime of the Plan.

Valuation assumptions

Long Term Incentive Plan
Measurement date	July 24, 2019
Vesting date	December 31, 2021
Price of underlying instrument at measurement date	13.16 euros
Price of underlying instrument at closing date	13.12 euros
Expected dividends (% of the share price)	5.3%
Risk free yield	-0.70%
Fair value per share of benefit granted to employees	7.80 euros
o/w fair value of internal performance condition	11.10 euros
o/w fair value of external performance condition	4.50 euros

For the portion of the plan issued in the form of shares, fair value has been determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted until December 31, 2019. For the portion of the LTIP plan issued in the form of shares, fair value also takes into account the likelihood of achievement of the market performance conditions, determined using the Monte Carlo method. For the portion of the plan issued in cash, as of December 31, 2019, fair value has been determined based on the market price of Orange shares on the closing date.

Accounting effect

In 2019, all the performance criteria were met, a charge of 3 million euros (including social security contributions) was recorded for the period concerned (based on the dates of the Board of Directors’ Meetings that approved the plans), with corresponding entries in equity of 2 million euros and in social debt of 1 million euros.

The social security contributions for the French entities will be due upon delivery of the shares in 2022.

Other plans

All stock option plans granted by the various Group entities reached maturity in 2017. No options had been exercised in 2017.

Accounting policies

Employee share-based compensation: the fair value of stock options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with as counterparty:

−    employee benefit liabilities for cash-settled plans, re-measured against profit or loss at each year-end; and

−    equity for equity-settled plans.

6.4        Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Short-term benefits excluding employer social security contributions (1)	(13.5)	(14.7)	(12.9)
Short-term benefits: employer's social security contributions	(4.2)	(4.6)	(4.1)
Post-employment benefits (2)	(0.1)	(0.4)	(1.2)
Share-based compensation (3)	(2.0)	(1.2)	(0.4)

(1)    Includes all compensation: gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing, cash settled Long Term Incentive Plan (LTIP) in 2017 and 2018.

(2)   Service cost.

(3)   Includes employee shareholding plans and shares settled Long Term Incentive Plan (LTIP).

The total amount of retirement benefits (contractual retirement bonuses and defined-benefit supplementary pension plan) provided in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 6.1 million euros (5.7 million euros in 2018 and 19.6 million euros in 2017).

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). Stéphane Richard, Chairman and Chief Executive Officer, has no employment contract, and the employment contracts of Deputy CEOs were suspended on the date of their appointment as corporate officers. These employment contracts may be reinstated at the end of their terms of office, with recovery of rights.

Orange has not acquired any other goods or services from persons who are or were at any time during the year or at the end of the fiscal year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

Note 7       Impairment losses and goodwill

7.1        Impairment losses

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Jordan	(54)	(56)	-
Luxembourg	-	-	(19)
Democratic Republic of the Congo	-	-	(1)
Total of impairment of goodwill	(54)	(56)	(20)

The impairment tests on Cash Generating Units (CGUs) may result in impairment losses on goodwill and on the fixed assets (see Note 8.3).

At December 31, 2019

In Jordan, the 54 million euros impairment of goodwill still reflects the effects of an uncertain political and economic climate and heavy competitive pressure on the fixed and mobile data markets. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% as of December 31, 2019 (0.8 billion euros).

In Egypt, the reversal of 89 million euros on provisions for property assets primarily reflects an improvement in that country's economic situation (see Note 8.3).

At December 31, 2018

In Jordan, the 56 million euros impairment of goodwill mostly reflected the effects of an uncertain political and economic climate and heavy competitive pressure on the fixed and mobile data markets. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2018 (0.7 billion euros).

In Niger, the telecommunications market continued to fall in terms of value in a still-difficult business context. Because of its economic and financial position, the Company remained prudent and recognized an impairment of property assets in the amount of (43) million euros which should cover Orange's exposure as closely as we could estimate it as of December 31, 2018.

At December 31, 2017

In Niger, the impairment of fixed assets in the amount of 52 million euros reflected an uncertain political and economic climate and the effects resulting from strong tax and regulatory pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

In Luxembourg, the goodwill impairment in the amount of 19 million euros primarily reflected strong competitive pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

In the Democratic Republic of the Congo, the impairment in the amount of 120 million euros (of which 1 million euros for goodwill and 119 million euros for fixed assets (see Note 8.3)), reflected an ongoing uncertain political and economic climate, a proven decrease in purchasing power with its effects on the consumption of telecommunications products and services and a continuous regulatory pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

7.2        Goodwill

	December 31, 2019			December 31, 2018	December 31, 2017
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	14,377	(13)	14,364	14,364	14,364
Spain	6,986	(114)	6,872	6,840	6,818
Europe	6,683	(4,017)	2,665	2,580	2,589
Poland	2,856	(2,716)	140	111	116
Belgium	1,063	(713)	350	298	298
Romania	1,806	(570)	1,236	1,236	1,236
Slovakia	806	-	806	806	806
Moldova	83	-	83	79	83
Luxembourg	68	(19)	50	50	50
Africa & Middle East	2,621	(1,140)	1,481	1,542	1,629
Egypt	617	(617)	-	-	-
Burkina Faso	428	-	428	428	448
Côte d'Ivoire	417	(42)	375	375	375
Jordan	280	(168)	112	163	210
Morocco	257	-	257	251	246
Sierra Leone	134	-	134	152	181
Democratic Republic of the Congo	199	(199)	-	-	-
Cameroon	134	(90)	44	44	44
Other	155	(25)	131	129	125
Enterprise	2,894	(650)	2,245	1,830	1,493
International Carriers & Shared Services	18	-	18	18	18
Goodwill	33,579	(5,935)	27,644	27,174	26,911

(in millions of euros)	Note	December 31, 2019	December 31, 2018	December 31, 2017
Gross Value in the opening balance		32,949	32,687	32,689
Acquisitions		520	353	38
Disposals		(4)	(12)	-
Translation adjustment		111	(39)	(40)
Reclassifications and other items		3	(40)	-
Reclassification to assets held for sale		-	-	-
Gross Value in the closing balance		33,579	32,949	32,687
Accumulated impairment losses in the opening balance		(5,775)	(5,776)	(5,710)
Impairment	7.1	(54)	(56)	(20)
Disposals		4	12	-
Translation adjustment		(110)	45	(46)
Reclassifications and other items		-	-	-
Reclassification to assets held for sale		-	-	-
Accumulated impairment losses in the closing balance		(5,935)	(5,775)	(5,776)
Net book value of goodwill for continuing operations		27,644	27,174	26,911

7.3        Key assumptions used to determine recoverable amounts

The key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected, and could continue to significantly affect, these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 7.4) and result in impairment losses on goodwill and fixed assets.

In 2019 the Group updated its strategic plan. Thus, new business plans have been established for all CGUs.

−    Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows at the end of December 2019:

-     the discount rates, which may incorporate a specific premium reflecting increased risk in executing certain business plans or in-country risks, were raised in Europe and lowered in the Middle East and Africa, where the risk premium is trending down. In Europe, Brexit is a factor of volatility for the market and economic activity that might in the future affect interest rates and therefore discount rates,

-     the perpetual growth rate was higher in Poland and Slovakia and lower in the Middle East and Africa region, where we make more conservative assumptions about trajectories past the business plan horizon. In Europe, the perpetual growth rates were maintained, on the whole, as in the assessment carried out at the end of December 2019, the economic situation is not expected to lead to any change in the long-term outlook of the industry of services offered by the Group;

−    as of December 31, 2019, the specific random factors were as follows:

-     in Europe:

•    the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of rules for awarding 5G operating licenses or of market concentration,

•    the fiercely competitive nature of the markets where the Group operates, where price pressure is strong, particularly in Spain,

•    the Group’s ability to adjust costs and capital expenditures to potential changes in revenue;

-     in the Middle East and Maghreb (Jordan, Egypt, Tunisia) and some of the African countries (Mali, Democratic Republic of the Congo, Central African Republic):

•    changes in the political situation and security with their resulting negative economic impacts on overall business climate,

The parameters used for the determination of recoverable amount of the main consolidated operations are set forth below:

December 31, 2019	France	Spain	Poland	Enterprise	Belgium	Sierra Leone	Liberia

Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	0.5%	3.8%	3.8%
Post-tax discount rate	6.0%(1)	7.3%	8.3%	7.5%	7.5%	13.0%	13.0%
Pre-tax discount rate	8.1%	9.1%	9.7%	10.0%	9.6%	15.9%	15.9%

December 31, 2018
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.3%	0.5%	4.0%	4.0%
Post-tax discount rate	6.0%(1)	7.0%	8.0%	7.5%	6.8%	14.8%	15.0%
Pre-tax discount rate	7.8%	8.8%	9.5%	10.2%	8.6%	18.4%	17.9%

December 31, 2017
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.3%	0.5%	4.0%	4.0%
Post-tax discount rate	5.5%(2)	8.6%	8.3%	7.5%	6.8%	14.0%	14.3%
Pre-tax discount rate	7.4%	10.8%	9.7%	10.7%	9.0%	17.1%	16.9%

(1)   The after-tax discount rate for France includes a corporate tax reduction of 25.82% by 2022.

(2)   The after-tax discount rate for France includes a corporate tax reduction of 28.92% by 2020 but it does not include the corporate tax reduction of 25.82% by 2022 voted in the 2018 Finance law at the end of December 2017.

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Sonatel (Regional Stock Exchange (BRVM)) and Business & Decision (Euronext). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenue, operating income and net income.

7.4        Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant part of the recoverable amount, of which a change of plus or minus 10% is presented in the sensitivity analysis.

Cash flow is cash provided by operating activities net of acquisitions and sales of property, plant and equipment and intangible assets (including tax at a standard rate, liabilities repayments and debts related to financed assets repayments, related interest expenses and excluding other interest expenses).

Sensitivity test was conducted for these CGUs and is presented below to allow readers of the financial statements to estimate the impact in their own assessment. Variations higher that the levels presented have been observed in the past on cash flow, perpetuity growth rates and discount rates.

	Increase in discount rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the perpetual growth rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the discounted cash flows of the terminal value in order for the recoverable amount to be equal to the net carrying value (in %)
December 31, 2019
France	+252 bp	(243) bp	-40%
Spain	+54 bp	(63) bp	-11%
Poland	+200 bp	(178) bp	-24%
Belgium	+856 bp	(711) bp	-69%
Enterprise	+1 130 bp	(1 783) bp	-84%
Sierra Leone	+50 bp	(86) bp	-9%
Liberia	+83 bp	(154) bp	-15%

December 31, 2018
France	+347 bp	(399) bp	-48%
Spain	+144 bp	(173) bp	-26%
Poland	+354 bp	(312) bp	-33%
Belgium	+301 bp	(324) bp	-38%
Enterprise	+1 299 bp	(3 573) bp	-88%

December 31, 2017
France	+347 bp	(403) bp	-50%
Spain	+225 bp	(292) bp	-32%
Poland	+156 bp	(161) bp	-20%
Belgium	+336 bp	(375) bp	-41%
Enterprise	+1 443 bp	(4 496) bp	-91%
Romania	+38 bp	(41) bp	-6%
Jordan	+4 bp	(4) bp	-1%
Liberia	+45 bp	(98) bp	-10%

At December 31, 2019 the sensitivity analysis performed on the impaired CGU in Jordan did not disclose any significant risk of additional impairment.

This analysis was carried out on each of the following criteria, taken one at a time:

-     Discount rate higher by 1%;

-     Perpetual growth rate lower by 1%;

-     Cash flow in final year lower by 10%.

The same analysis was performed on Spain and disclosed an impairment risk estimated at about 10% of the net value of the goodwill.

The other entities not listed above, with the exception of the Orange brand presented in Note 8.3, each account for a less than 3% share of the aggregated recoverable amount of the consolidated entities or do not have a recoverable amount close to net book value.

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

−    either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, no subsequent changes for any additional purchases of non-controlling interests); or

−    on a 100% basis, leading to the recognition of goodwill relating to the non-controlling.

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash Generating Unit (CGU) (or group of CGUs). These generally correspond to operating segments or to each country in Africa and the Middle East. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount, for which Orange uses mostly the value in use.

Value in use is the present value of the expected future cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading and investment activity drawn up by the Group’s management, as follows:

−    cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation); In the case of recent acquisitions, longer term business plans may be used;

−    post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

−    post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business segments. These assumptions include:

−    key revenue assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

−    key cost assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and committed employee departure plans;

−    key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

Tested net carrying values include goodwill, land, and assets with finite useful life (property, plant and equipment, intangible assets and net working capital requirements including intragroup balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.3.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

Note 8       Fixed assets

8.1        Gains (losses) on disposal of fixed assets

(in millions of euros)	2019	2018	2017
Transfer price	610	224	124
Net book value of assets sold	(307)	(44)	(36)
Proceeds from the disposal of fixed assets (1)	303	180	88

(1)   In 2019, the gains on disposal of fixed assets related to the sale and leaseback transactions amount to 195 million euros and mainly comprise property asset disposals in France and Poland, as well as mobile site disposals in Spain. These transactions fall within the context of the Group asset portfolio review.

8.2        Depreciation and amortization

(in millions of euros)

Depreciation and amortization of property, plant and equipment
Depreciation and amortization of intangible assets

The increase in depreciation and amortization by 63 million euros in 2019 and by 201 million euros in 2018 is mainly due to the effect of the increase in investments on very high-speed broadband networks (4G and optical fiber) in France, Spain and Poland.

Depreciation and amortization of intangible assets

(in millions of euros)

Software	Telecommunications licenses	Customer bases	Brands	Other intangible assets

Depreciation and amortization of property, plant and equipment

(in millions of euros)

Networks and terminals	IT equipment	Land and buildings	Other property, plant and equipment

Accounting policies

Assets are depreciated to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by optical fiber). These changes in accounting estimates are recognized prospectively.

8.3        Impairment of fixed assets

(in millions of euros)	2019	2018	2017
Egypt	89	(4)	2
Niger	-	(43)	(52)
Democratic Republic of the Congo	-	-	(119)
Poland	(12)	1	(1)
Other	(4)	(2)	(21)
Total of impairment of fixed assets	73	(49)	(190)

The impairment of fixed assets resulting from the impairment tests on Cash-Generating Units (CGUs) are described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

Key assumptions and sources of sensitivity used in the assessment of recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated operations (see Note 7.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.1%	1.2%	1.1%
Post-tax discount rate	7.4%	7.4%	7.6%
Pre-tax discount rate	8.8%	8.8%	8.9%

The sensitivity analysis did not highlight any risk of impairment of the Orange brand.

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by Cash-Generating Units. The recoverable amount is therefore determined on the level of CGU (or CGU group) to which belong the assets, according to a method similar to the one for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in the business plan) discounted in perpetuity, less the costs attributable to the brand’s owner.

8.4        Other intangible assets

	December 31, 2019				December 31, 2018	December 31, 2017
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	11,435	(5,340)	(51)	6,043	5,917	6,233
Software	12,833	(8,563)	(21)	4,250	4,046	3,946
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,117	(114)	(915)	88	89	88
Customer bases	5,329	(4,720)	(12)	597	449	555
Other intangible assets	2,230	(1,426)	(179)	626	439	384
Total	36,078	(20,163)	(1,178)	14,737	14,073	14,339

(in millions of euros)	2019	2018	2017
Net book value of other intangible assets - in the opening balance	14,073	14,339	14,602
Acquisitions of other intangible assets	2,385	1,895	1,893
o/w telecommunications licenses (1)	519	200	318
Impact of changes in the scope of consolidation (2)	328	69	(13)
Disposals	(10)	(0)	(7)
Depreciation and amortization	(2,286)	(2,256)	(2,138)
Impairment (3)	88	(10)	(55)
Translation adjustment	106	7	(74)
Reclassifications and other items	52	29	131
Reclassifications to assets held for sale	-	-	-
Net book value of other intangible assets - in the closing balance	14,737	14,073	14,339

(1)   Relates in 2019 to licenses for 296 million euros in Spain, for 119 million euros in Burkina Faso and for 82 million euros in Guinea. In 2018, related to the acquisition of the 5G license for 142 million euros in Spain. In 2017, related to the acquisition of licenses for 152 million euros in Mali.

(2)   In 2019, mainly relates to the effects of SecureLink and SecureData acquisitions (see Note 3.2).

(3)   Includes impairment detailed in Note 7.1.

Internal costs capitalized as intangible assets

(in millions of euros)	2019	2018	2017
Labor expenses	389	382	373
Total	389	382	373

Information on telecommunications licenses at December 31, 2019

Orange’s principal commitments under licenses awarded are disclosed in Note 15.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (4 licenses) (2)	2,182	1,721	11.8 to 16.9
UMTS (2 licenses)	914	209	1.7 and 10.4
GSM	266	20	1.5
France	3,362	1,950
5G (2 licenses)	459	459	11 and 18.9
LTE (3 licenses)	523	355	11.0 to 11.3
UMTS	690	12	0.3
GSM (2 licenses)	285	136	11.0
Spain	1,957	962
LTE (3 licenses)	798	583	8.0 and 11.1
UMTS (2 licenses)	391	71	1.0 and 3.0
GSM (2 licenses)	140	54	7.6 and 9.5
Poland	1,329	708
LTE	441	370	12.0
UMTS	152	54	12.0
GSM (2 licenses)	428	133	12.0
Egypt	1,021	557
LTE	52	42	15.2
UMTS	29	13	12.5
GSM	754	188	11.3
Morocco	835	243
LTE	184	114	9.3
UMTS	61	23	9.3
GSM	292	134	9.3
Romania	537	271
LTE	90	63	10.4
UMTS (3 licenses)	144	90	5.2 to 13.3
GSM	193	106	9.0
Jordan	427	259
LTE (2 licenses)	140	98	7.4 and 13.9
UMTS	149	12	1.3
GSM	76	17	1.2
Belgium	365	127
Other	1,602	968
Total	11,435	6,044

(1)   In number of years, at December 31, 2019.

(2)   Comprises the 700 MHz license of which the spectrum is technologically neutral.

Accounting policies

Intangible assets consist mainly of acquired brands, acquired customer bases, telecommunications licenses and software, as well as operating rights granted under certain concession agreement.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially for some telecommunications licenses, are expensed in the relevant periods.

The operating rights granted under certain concession arrangements give right to charge users of the public service (see Note 4.1).

8.5        Property, plant and equipment

	December 31, 2019				December 31, 2018	December 31, 2017
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Networks and terminals	88,739	(63,428)	(174)	25,137	23,962	22,880
Land and buildings	7,183	(4,943)	(214)	2,026	2,479	2,535
IT equipment	3,933	(3,128)	(2)	803	817	802
Other property, plant and equipment	1,696	(1,234)	(6)	456	435	448
Total property, plant and equipment	101,551	(72,733)	(395)	28,423	27,693	26,665

(in millions of euros)	2019	2018	2017
Net book value of property, plant and equipment - in the opening balance	27,693	26,665	25,912
IFRS 16 transition impact (1)	(574)	-	-
Net book value of property, plant and equipment - including IFRS 16 transition impact	27,119	26,665	25,912
Acquisitions of property, plant and equipment	6,181	5,883	5,677
o/w finance leases	-	136	43
o/w financed assets	144	-	-
Impact of changes in the scope of consolidation (2)	(52)	63	0
Disposals and retirements	(164)	(44)	(35)
Depreciation and amortization	(4,838)	(4,791)	(4,708)
o/w fixed assets	(4,824)	(4,791)	(4,708)
o/w financed assets	(14)	-	-
Impairment (3)	(15)	(39)	(135)
Translation adjustment	115	(27)	(44)
Reclassifications and other items	78	(17)	(2)
Reclassifications to assets held for sale	-	-	-
Net book value of property, plant and equipment - in the closing balance	28,423	27,693	26,665

(1)   Following IFRS 16 application as of January 1, 2019, financial lease contracts have been reclassified in right-of-use assets (see Note 2.3.1).

(2)   Mainly relates in 2019 to the disposal of Orange Niger. In 2018, mainly related to Basefarm entities acquisition.

(3)   Includes impairment detailed in Note 7.1.

Financed assets

Financed assets include as of December 31, 2019 the set-up boxes in France which are financed by an intermediary bank and meet the standard criterion of a tangible asset according to IAS 16. The debts associated to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt.

Property, plant and equipment held under finance leases

	December 31, 2018	December 31, 2017
(in millions of euros)	Net book value	Net book value
Land and buildings	423	454
Networks and terminals	115	53
IT Equipment and other	36	21
Total	574	528

Internal costs capitalized as property, plant and equipment

(in millions of euros)	2019	2018	2017
Labor expenses	459	460	466
Total	459	460	466

Accounting policies

Property, plant and equipment are made up of tangible fixed assets and financed assets. They mainly comprise network facilities and equipment.

The gross value of property, plants and equipment is made up of their acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out of assets by stage, especially for network assets, in the Group’s assessment, does not generally require a substantial period of preparation. As a result, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the terminal section of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure sharing, active equipment or even spectrum. Accordingly, in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the infrastructure and equipment of the access networks recognized as fixed assets are equivalent to the proportionate share of the Group in the assets installed by the Group or Deutsche Telekom, each in their geographical zone.

As a reminder, before applying IFRS 16, the accounting principles related to the assets acquired in form of finance lease and in operating lease were the following:

The assets acquired in form of finance lease did not affect the cash flow on acquisition. However, the subsequent rental payments during the leasing period represented interest payments (cash flow on operating activities) and capital repayments (cash flow on financing activities).

The majority of the assets held under finance lease were office and network buildings. The land and buildings hosting radio sites could belong to the Group, or be held through a finance lease, or be available under an operating lease or be simply made available.

The lease agreements of office buildings and points of sale generally were qualified as operating leases and the future lease payments were disclosed as unrecognized contractual commitments.

Simultaneously the equipment, very often generic, of which the risks and rewards of ownership are transferred from the Group to third parties via a lease, was considered as sold.

8.6        Fixed assets payables

(in millions of euros)	2019	2018	2017
Fixed assets payables - in the opening balance	3,447	3,656	3,707
Business related variations	200	(230)	55
Changes in the scope of consolidation	(14)	0	0
Translation adjustment	29	8	(32)
Reclassifications and other items	3	13	(74)
Reclassification to assets held for sale	-	-	-
Fixed assets payables - in the closing balance	3,665	3,447	3,656
o/w non-current fixed assets payables	817	612	610
o/w current fixed assets payables	2,848	2,835	3,046

Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in the case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rates, they are measured at nominal value if the interest component is immaterial. For interest bearing payables, the measurement is at amortized cost.

Trade payables also include those that the supplier may have sold with or without notifying financial institutions in a direct or reverse factoring arrangement (see Note 5.6).

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 15), net of any prepayment, which are recognized as prepayment on fixed assets.

8.7        Dismantling provision

The asset dismantling obligations mainly relate to restoration of mobile telephony antenna sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booths.

(in millions of euros)	2019	2018	2017
Dismantling provision - in the opening balance	776	789	737
Provision reversal with impact on income statement	(0)	-	(0)
Discounting with impact on income statement	5	13	11
Utilizations without impact on income statement	(24)	(15)	(20)
Changes in provision with impact on assets (1)	67	(19)	57
Changes in the scope of consolidation	-	-	-
Translation adjustment	2	(3)	4
Reclassifications and other items	0	11	-
Reclassification to assets held for sale	-	-	-
Dismantling provision - in the closing balance	825	776	789
o/w non-current provision	810	765	774
o/w current provision	15	11	15

(1)   Included in 2018 extinctions of obligations for (66) million euros.

Accounting policies

The Group is required to dismantle technical equipment and restore technical sites.

When the obligation arises, a dismantlement asset is recognized in compensation for the dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate of the commitment settlement. This estimate is revised annually and adjusted where appropriate against the asset to which it relates. The provision is present-discounted at a rate set by geographical area and equal to the average rate of risk-free investments in 15-year State bonds.

In case of extinguishment of the obligation, the provision is reversed in compensation for the net carrying value of the dismantlement asset and of the net carrying value of the underlying assets if the dismantlement asset is less than the reversal of the provision.

Note 9       Lease agreements

In the course of its activities, the Group regularly enters into leases as a lessee. These leases concern the following asset categories:

−    Land and buildings

−    Networks and terminals

−    IT equipment

−    Other

Accounting policies

The main accounting positions related to the application of IFRS 16 norm as of January 1, 2019 are detailed in the dedicated transition note (see Note 2.3.1).

The Group classifies as a lease, a contract that conveys to the lessee the right to control the use of an identified asset for a given period, including a service contract if it contains a lease component.

The Group has defined four major lease contract categories:

−    Land and buildings: these contracts mainly concern commercial (point of sale) or service activity (offices and head office) leases, as well as leases of technical buildings not owned by the Group. Real estate leases entered into in France generally have long terms (9-year commercial leases with early termination options after 3 and 6 years, known as "3/6/9 leases") (see Note 9.1). However, depending on the geographical location of the leases, the legal term may vary and the Group may be required to adopt a specific enforceable period taking into account the local legal environment.

−    Networks and terminals: the Group is required to lease a certain number of assets in connection with its mobile activities. This is notably the case of lands to be used to install antennas, mobile sites leased to a third-party operator and certain "TowerCos" contracts (companies operating telecom towers). Leases are also entered into as part of fixed wireline access network activities. These leases mainly concern access to the local loop where Orange is a market challenger (total or partial unbundling), as well as the lease of land transmission cables.

−    IT equipment: this asset category primarily comprises leases of servers and hosting space in datacenters.

−    Other: this asset category primarily comprises leases of vehicles and technical equipment.

Leases are recognized in the consolidated statement of financial position via an asset reflecting the right to use the leased assets and a liability reflecting the related lease obligations (see Notes 9.2 and 9.1). In the consolidated income statement, amortization and depreciation of the right-of-use asset (see Note 9.2) is presented separately from the interest expenses on the lease liability. In the consolidated statement of cash flows, cash outflows relating to interests impact operating flows, while repayments of the lease liability impact financing flows.

When the Group proceeds with a transaction qualified as sale and leaseback according to IFRS 16, a right-of-use asset is recognized in proportion of the accounting value of the asset retained as a result of the leaseback against a lease liability. A gain (or loss) on disposal of fixed assets is recognized in the income statement in proportion of the rights transferred to the buyer-lessor. The adjustment of the gain (or loss) on disposal recognized in the income statement for the share on which the Group retains its right to use the underlying asset corresponds to the difference between the right-of-use asset and the lease liability recognized in the balance sheet.

Finally, the Group applies the two exemptions proposed by IFRS 16, concerning leases with a term of 12 months or less and leases of underlying assets with a value when new of less than 5,000 euros approximately. Leases covered by either of these exemptions are presented in off-balance sheet commitments and an expense is recognized in "external purchases" in the consolidated income statement.

9.1        Lease liabilities

As of December 31, 2019, lease liabilities amount to 6,492 million euros, including non-current lease liabilities of 5,225 million euros and current lease liabilities of 1,267 million euros.

The following table details the undiscounted future cash flows of lease liabilities:

(in millions of euros)	December 31, 2019	2020	2021	2022	2023	2024	2025 and beyond
Undiscounted lease liabilities	7,142	1,280	1,194	900	749	821	2,197

Accounting policies

The Group recognizes a liability (i.e. a lease liability) at the date the underlying asset is made available. This lease liability is equal to the present value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessor for terminating the lease (where the termination option is reasonably certain to be exercised).

The Group only takes into account the lease component of lease when measuring the lease liability. For certain asset classes where the lease includes service and lease components, the Group may recognize a single contract classified as a lease (i.e. without distinction between the service and lease component).

Orange systematically determines the lease term as the period during which leases cannot be canceled, plus periods covered by any extension options that the lessee is reasonably certain to exercise and by any termination options that the lessee is reasonably certain not to exercise. In the case of "3/6/9" leases in France, the term adopted is assessed on a contract by contract basis.

This period is also defined taking into account any laws and practices specific to each jurisdiction and business sector regarding the firm lease commitment term granted by lessors. This is the case for open-ended leases, where Orange generally adopts the notice period as the enforceable period. The Group nonetheless assesses, based on the circumstances of each lease, the enforceable period taking account of certain indicators such as the existence of non-insignificant penalties in the event of termination by the lessee. The Group considers in particular the economic importance of the leased asset when determining this enforceable period.

When non-removable leasehold improvements have been made to leased assets, the Group assesses, on a case-by-case basis, whether these improvements provide an economic benefit when determining the enforceable period of the lease.

When a lease includes a purchase option, the enforceable term is equal to the useful life of the underlying asset where the Group is reasonably certain to exercise the purchase option.

For each contract, the Group applies a discount rate determined based on the government loan yield, specific to each contract, according to its currency, term and the lessee country, plus the Group's credit spread.

After the lease commencement date, the amount of the lease liability may be reassessed to reflect changes introduced in the following main cases:

−    a change in term resulting from a contract amendment or a change in assessment of the reasonable certainty that a renewal option will be exercised or a termination option will not be exercised;

−    a change in the amount of lease payments, for example following application of a new index or rate in the case of variable payments;

−    a change in assessment of whether a purchase option will be exercised;

−    any other contractual change, for example a change to the scope of the lease or the underlying asset.

9.2        Right-of-use assets

	December 31, 2019				January 1, 2019
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value
Land and buildings	6,071	(1,106)	(176)	4,789	4,834
Networks and terminals	1,802	(494)	-	1,308	1,359
IT equipment	116	(87)	(0)	29	33
Other right-of-use	198	(61)	(0)	137	122
Total right-of-use assets	8,187	(1,748)	(176)	6,263	6,347

(in millions of euros)	December 31, 2019
Net book value of right-of-use assets - in the opening balance	6,347
Increase (new right-of-use assets) (1)	1,009
Impact of changes in the scope of consolidation	18
Depreciation and amortization (2)	(1,239)
Impairment (3)	(33)
Impact of changes in the assessments	169
Translation adjustment	21
Reclassifications and other items	(28)
Reclassifications to assets held for sale	-
Net book value of right-of-use assets - in the closing balance	6,263

(1)   Including 25 million euros related to sale and leaseback transactions.

(2)   Including right-of-use assets depreciation and amortization expenses of land and buildings for (880) million euros, networks and terminals for (297) million euros, IT equipment for (12) million euros and other right-of-use assets for (50) million euros.

(3)   Impairment losses on right-of-use assets concern real estate leases qualified as onerous contracts in France.

In 2019, the rental expense recognized in external purchases in the income statement amounts to 270 million euros. It includes lease payments on contracts of 12 months or less, contracts where the new value of the underlying asset is less than 5,000 euros, and variable lease payments which were not figured into the measurement of the lease liability.

Accounting policies

A right-of use is recognized as an asset, with a corresponding lease liability (see Note 9.1). This right-of-use asset is equal to the amount of the lease liability, plus any direct costs incurred under certain leases such as fees, lease negotiation expenses or administration costs and less rent-free period liabilities and lessor financial contributions.

Work performed by the lessee and modifications to the leased asset, as well as guarantee deposits, are not components of the right-of-use asset and are recognized in accordance with other standards.

Finally, the right-of-use asset is depreciated in the consolidated income statement on a straight-line basis over the lease term adopted by the Group.

Note 10    Taxes

10.1      Operating taxes and levies

10.1.1      Operating taxes and levies recognized in the income statement

(in millions of euros)	2019	2018	2017
Territorial Economic Contribution, IFER and similar taxes	(758)	(820)	(817)
Spectrum fees	(329)	(309)	(304)
Levies on telecommunication services	(276)	(286)	(296)
Other operating taxes and levies	(465)	(425)	(429)
Total	(1,827)	(1,840)	(1,846)

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to the States and Local Authorities.

The breakdown of operating taxes and levies per geographical area is the following:

(in millions of euros)

                          2019                                                          2018                                                            2017

France	Africa & Middle-East	Spain	Other subsidiaries

10.1.2      Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Value added tax	996	953	958
Other operating taxes and levies	94	74	87
Operating taxes and levies - receivables	1,090	1,027	1,045
Value added tax	(649)	(647)	(616)
Territorial Economic Contribution, IFER and similar taxes	(90)	(94)	(100)
Spectrum fees	(22)	(29)	(40)
Levies on telecommunication services	(118)	(113)	(97)
Other operating taxes and levies	(408)	(439)	(409)
Operating taxes and levies - payables	(1,287)	(1,322)	(1,262)
Operating taxes and levies - net	(197)	(295)	(217)

Developments in tax disputes and audits

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

In 2017, Orange Espagne received a notification of a tax adjustment of approximately 55 million euros relating to the Business Activity Tax (BAT) for fiscal years 2013 to 2015. The disagreement concerns the characterization of antennas whose number is taken into account in the calculation basis of the tax amount. Orange Espagne contested the adjustment and believed it had strong arguments to justify its assessment. Consequently, this disagreement was treated as a contingent liability. In July 2019, a decision favorable to Orange Espagne was rendered by the Economic and Administrative Central Court, thereby quashing the tax reassessments and claims for back taxes.

In addition, Orange Espagne is involved in various tax disputes related to local taxes on mobile services. In May 2016, the Supreme Court of Spain amended its previous ruling and considered admissible some terms and conditions of taxation over mobile telecom operators using the infrastructures located on the local public domain. Since then, some municipalities sent out tax bills in accordance with the ruling of the Supreme Court. In 2018, Orange has re-evaluated the risk in light of the course of the proceedings. There are no new developments in 2019 that would lead to a modification of the Group’s accounting position.

Changes in operating taxes and levies

(in millions of euros)	2019	2018	2017
Net operating taxes and levies (payables) in the opening balance	(295)	(217)	(323)
Operating taxes and levies recognized in profit or loss	(1,827)	(1,840)	(1,846)
Operating taxes and levies paid	1,939	1,777	1,934
Changes in the scope of consolidation	3	(13)	-
Translation adjustment	(16)	(3)	21
Reclassifications and other items	(1)	1	(3)
Reclassifications to assets held for sale	-	-	-
Net operating taxes and levies (payables) in the closing balance	(197)	(295)	(217)

Accounting policies

VAT (Value Added Tax) receivables and payables correspond to the VAT collected or deductible from the various states. Collections and repayments to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

10.2      Income tax

10.2.1      Income tax

(in millions of euros)	2019	2018	2017
Orange SA tax group	(875)	(702)	(564)
• Current tax	(559)	(595)	(391)
• Deferred tax	(316)	(107)	(173)
Spanish tax group	(123)	(164)	(55)
• Current tax	(84)	(65)	(46)
• Deferred tax	(39)	(99)	(9)
Africa & Middle East	(296)	(255)	(256)
• Current tax	(294)	(258)	(255)
• Deferred tax	(1)	3	(1)
United Kingdom	(66)	(66)	(57)
• Current tax	(66)	(66)	(57)
• Deferred tax	(0)	(0)	0
Other subsidiaries	(86)	(122)	(120)
• Current tax	(89)	(128)	(110)
• Deferred tax	3	6	(10)
Total Income tax	(1,447)	(1,309)	(1,052)
• Current tax	(1,093)	(1,112)	(859)
• Deferred tax	(354)	(197)	(193)

The breakdown of current tax by geographical area or by tax group is the following:

(in millions of euros)

                 2019                                                      2018                                                       2017

Orange SA tax group	Africa & Middle-East	United Kingdom	Spanish tax group	Other subsidiaries

Orange SA tax group

As part of the law enacted on July 11, 2019 concerning the creation of a digital services tax, the French government instituted a new measure maintaining the corporate income tax rate to 34.43% for the 2019 fiscal year instead of the 32.02% rate originally planned. This measure resulted in an additional tax expense for the Group of (35) million euros in 2019.

The corporate tax rate applicable for the 2018 fiscal year was 34.43%.

In 2017, the corporate tax rate was 44.43%, following the establishment of an exceptional surtax applicable only to this fiscal year, which led to an additional tax expense of (78) million euros.

Current tax expense

Since 2018, the current tax expense reflects the requirement to pay income tax calculated on the basis of 100% of taxable income due to the depletion of tax loss carry forwards.

In 2017, the current tax expense reflected the requirement to pay a minimum level of income tax calculated on the basis of 50% of taxable income due to the restriction on the utilization of available tax loss carry forwards.

Deferred tax expense

Deferred taxes are recorded at the tax rate expected at the time of their reversal.

Until 2017, the deferred tax expense mainly arose from the use of tax loss carry forwards.

The 2018 French Finance Act, that passed in late December 2017, reinforced the gradual reduction in the corporate tax rate with an expected tax rate of 25.82% as of 2022 for the Group.

In 2017, this gradual rate reduction resulted in a (75) million euros decrease in net deferred tax assets recorded on the balance sheet for entities of the Orange SA tax group (of which (44) million euros recorded in income statement and (31) million euros in other comprehensive income).

The 2020 French Finance Law enacted in December 2019 modifies the originally planned downward trajectory of the corporate income tax without changing its target of 25.82% planned for 2022 and forward.

Developments in tax disputes and audits in France

Tax audits

Orange SA underwent tax audits of fiscal years 2010 to 2016, for which the outcome has no material impact on the Group’s financial statements.

Dispute over the 3% tax on dividends

The Constitutional Court, in its decision of October 6, 2017, recognized as unconstitutional the 3% tax on dividends, confirming the CJEU decision rendered on May 17, 2017. In December 2017, all claims made by Orange SA had been reimbursed by the French tax authority, resulting in a tax income of 304 million euros for the year (of which 270 million euros in principal and 34 million euros in late interests).

Disputes in progress concerning fiscal years 2000-2006

In the context of the absorption of Cogecom by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013 which triggered the payment of the amounts claimed by the Tax authority, Orange SA had to pay in 2013 the remaining balance on principal and late payment interest claimed for a total amount of 2.1 billion euros.

Over the last few years, the main developments in terms of legal proceedings brought before the Versailles Administrative Court of Appeal were the following:

−    concerning fiscal year 2000-2004:

-     in a ruling given on July 24, 2018, the Administrative Court of Appeal of Versailles upheld the request from Orange. As the Tax administration did not appeal in cassation, this litigation is now closed. The accounting consequences were taken into account in the 2018 consolidated financial statements with no material impact.

−    concerning fiscal years 2005-2006:

-     in a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Group then appealed to the Conseil d’État on April 18, 2016 to rule on the substance of the case,

-     in a ruling dated December 5, 2016, the Conseil d’État annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same Court, on the grounds argued by the Group, i.e., the principle of intangibility of the opening balance sheet of the earliest fiscal year still subject to audit,

-     in a ruling dated July 24, 2018, the Administrative Court of Appeal of Versailles made an adverse decision against Orange, despite the contrary conclusions of the appointed Rapporteur. The Group appealed in cassation to the Conseil d’État which will render the final decision.

A favorable outcome to this dispute would result in a current tax income of 2.1 billion euros, before late interests. While awaiting the new decision from the Conseil d'Etat, this amount is treated as a contingent asset.

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% and the current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% restriction on the utilization of tax loss carry forwards.

Deferred tax expense

The deferred tax expense for 2019 mainly represents the evolution of futures perspectives for the recoverability of the deferred tax assets.

In 2018, a deferred tax expense of 86 million euros was recorded in order to reflect the negative effect on the recoverable value of deferred tax assets of a strong competitive pressure.

Africa & Middle East

The main contributors to the income tax expense are Senegal, Mali, Côte d'Ivoire and Guinea.

In Senegal, the corporate tax rate is 30% and the current income tax expense stands at 56 million euros. In Mali, the corporate tax rate is 30% and the current income tax expense stands at 55 million euros. In Côte d’Ivoire, the corporate tax rate is 30% and the current income tax expense stands at 52 million euros. In Guinea, the corporate tax rate is 35% and the current income tax expense stands at 42 million euros.

United Kingdom

Current tax expense

The current income tax expense primarily reflects the taxation of activities related to Orange’s brand activities. The corporate tax rate sets to 19% since April 1, 2017.

Deferred tax expense

The 2016 Finance Act adopted on September 15, 2016, included a reduction in the tax rate to 17% starting April 1, 2020.

Group tax proof

(in millions of euros)	Note	2019	2018	2017
Profit before tax of continuing operations		4,673	3,467	3,063
Statutory tax rate in France		34.43%	34.43%	34.43%
Theoretical income tax		(1,609)	(1,194)	(1,055)
Reconciling items :
Exceptional surtax (1)		-	-	(78)
Impairment of goodwill (2)	7.1	(19)	(19)	(7)
Impairment of BT shares	12.7	(34)	(30)	(156)
Share of profits (losses) of associates and joint ventures		3	1	2
Adjustment of prior-year taxes		10	23	37
Recognition / (derecognition) of deferred tax assets		(36)	(151)	(27)
Difference in tax rates (3)		192	189	92
Change in applicable tax rates (4)		43	(84)	(50)
Other reconciling items (5)		3	(44)	190
Effective income tax		(1,447)	(1,309)	(1,052)
Effective tax rate		30.97%	37.75%	34.35%

(1)   Effect of the exceptional surtax put in place in France for 2017 which increased the corporate tax rate from 34.43% to 44.43%.

(2)   Reconciliation item calculated based on the tax rate applicable to the parent company of the Group. The difference between the tax rate of the parent company and the local tax rate of subsidiaries is presented below in "Difference in tax rates".

(3)   The Group is present in jurisdictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (tax rate of 19%) and Spain (tax rate of 25%).

(4)   Takes into account the remeasurement of the deferred tax due to change of tax rate in tax legislation. It also takes into account the impact of the fact that some deferred tax are booked with a different tax rate than the on-going one.

(5)   Notably includes the non-deductible interests in France, respectively an income tax expense of 78 and 80 million euros in 2018 and 2017. Includes the tax income of 304 million euros resulting from the dispute over the 3% tax on dividends in 2017.

10.2.2      Income tax on other comprehensive income

	2019		2018		2017
(in millions of euros)	Gross amount	Deferred tax	Gross amount	Deferred tax	Gross amount	Deferred tax
Actuarial gains and losses on post-employment benefits (1)	(109)	30	45	(6)	16	(23)
Assets available for sale	-	-	-	-	23	-
Assets at fair value	(16)	-	(30)	-	-	-
Cash flow hedges	144	(47)	(67)	18	49	(20)
Translation adjustment	78	-	(7)	-	(176)	26
Other comprehensive income of associates and joint ventures	-	-	-	-	(9)	-
Total presented in other comprehensive income	97	(17)	(59)	12	(97)	(17)

(1)   In 2017, the deferred tax includes the remeasurement of the deferred tax in France.

10.2.3      Tax position in the statement of financial position

	December 31, 2019			December 31, 2018			December 31, 2017
(in millions of euros)	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net
Orange SA tax group
• Current tax	-	385	(385)	-	438	(438)	-	288	(288)
• Deferred tax (1)	633	-	633	977	-	977	1,059	-	1,059
Spanish tax group
• Current tax	-	32	(32)	-	4	(4)	53	-	53
• Deferred tax (2)	11	-	11	50	-	50	149	-	149
Africa & Middle East
• Current tax	43	212	(168)	32	182	(150)	25	189	(164)
• Deferred tax	92	55	37	84	42	42	99	54	45
United Kingdom
• Current tax	-	30	(30)	-	34	(34)	-	22	(22)
• Deferred tax (3)	1	539	(538)	-	531	(531)	-	531	(531)
Other subsidiaries
• Current tax	76	90	(14)	87	97	(10)	54	97	(43)
• Deferred tax	255	108	147	255	58	197	279	70	209
Total
• Current tax	120	748	(629)	119	755	(636)	132	596	(464)
• Deferred tax	992	703	289	1,366	631	735	1,586	655	931

(1)   Mainly includes deferred tax assets on employee benefits.

(2)   The recognized deferred tax assets are partially offset by the deferred tax liabilities on the goodwill which is tax deductible.

(3)   Mainly deferred tax liabilities on the Orange brand.

Change in net current tax

(in millions of euros)	2019	2018	2017
Net current tax assets / (liabilities) in the opening balance	(636)	(464)	(168)
Cash tax payments (1)	1,079	928	583
Change in income statement (2)	(1,093)	(1,116)	(859)
Change in other comprehensive income	-	-	-
Change in retained earnings (3)	48	0	(11)
Changes in the scope of consolidation	(1)	19	(0)
Translation adjustment	(1)	(3)	5
Reclassification and other items	(24)	(0)	(14)
Reclassification to assets held for sale	-	-	-
Net current tax assets / (liabilities) in the closing balance	(629)	(636)	(464)

(1)   Includes in 2017 the reimbursement of 304 million euros due to the dispute of the 3% tax on dividends.

(2)   Of which 0 million euros in consolidated net income of discontinued operations in 2019 ((4) million euros in 2018 and 0 million euros in 2017).

(3)   Mainly corresponds to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

Change in net deferred tax

(in millions of euros)	2019	2018	2017
Net deferred tax assets in the opening balance	735	931	1,141
Change in income statement (1)	(354)	(197)	(210)
Change in other comprehensive income	(17)	12	(17)
Change in retained earnings (2)	4	-	(8)
Change in the scope of consolidation	(76)	(10)	0
Translation adjustment	0	(7)	11
Reclassification and other items	(3)	6	14
Reclassification to assets held for sale	-	-	-
Net deferred tax assets in the closing balance	289	735	931

(1)   Of which 0 million euros in consolidated net income of discontinued operations in 2019 (0 million euros in 2018 and (17) million euros in 2017).

(2)   Mainly corresponds in 2017 to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

Deferred tax assets and liabilities by type

	December 31, 2019			December 31, 2018			December 31, 2017
(in millions of euros)	Assets	Liabilities	Income state-ment	Assets	Liabilities	Income state-ment	Assets	Liabilities	Income state-ment
Provisions for employee benefit obligations	704	-	(169)	833	-	(25)	842	-	(132)
Fixed assets	614	1,216	(68)	721	1,123	(26)	790	1,139	(38)
Tax losses carryforward	3,895	-	8	3,914	-	(105)	4,011	-	(456)
Other temporary differences	2,700	2,746	(83)	1,245	1,146	(42)	1,538	1,407	(34)
Deferred tax	7,913	3,963	(313)	6,713	2,269	(198)	7,181	2,546	(660)
Depreciation of deferred tax assets	(3,661)	-	(41)	(3,709)	-	1	(3,704)	-	450
Netting	(3,260)	(3,260)	-	(1,638)	(1,638)	-	(1,891)	(1,891)	-
Total	992	703	(354)	1,366	631	(197)	1,586	655	(210)

As of December 31, 2019, the tax losses carry forwards mainly relate to Spain and Belgium, all of the tax losses carry forwards in France were used since 2018.

As of December 31, 2019, the unrecognized deferred tax assets mainly relate to Spain for 2.0 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 0.8 billion euros, and mostly include tax losses that can be carried forward indefinitely. In Spain, tax losses carry forwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2024, unless affected by changes in tax rules and changes in business projections. The deferred tax assets recognized for Spain arise to 0.7 billion euros on December 31, 2019.

Most of the other tax losses carry forwards for which no deferred tax assets were recognized will expire beyond 2024.

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

−    the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

−    it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax losses carry forwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

−    entities cannot assess the probability of the tax loss carry forwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

−    entities have not yet begun to use the tax loss carry forwards;

−    entities do not expect to use the losses within the timeframe allowed by tax regulations;

−    it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

Note 11    Interests in associates and joint ventures

The interests in associates and joint ventures included the activities of Orange as an operator in various African and Middle Eastern countries, including in particular Tunisia and Mauritius.

(in millions of euros)	2019	2018	2017
Interests in associates - in the opening balance	104	77	130
Dividends	(2)	(3)	-
Share of profits (losses)	8	3	6
Impairment	(0)	-	-
Change in components of other comprehensive income	-	-	(9)
Changes in the scope of consolidation	2	(1)	(3)
Translation adjustment	(4)	5	(2)
Reclassifications and other items	(5)	23	(45)
Reclassification as held for sale	-	-	-
Interests in associates - in the closing balance	103	104	77

Changes in other comprehensive income of associates and joint ventures (excluding "assets held-for-sale") are presented below:

(in millions of euros)	2019	2018	2017
Profit (loss) recognized in other comprehensive income during the period	-	-	(9)
Reclassification to net income for the period	-	-	-
Other comprehensive income of associates and joint venture - continuing operations	-	-	(9)

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 15.

The operations performed between the Group and the interests in associates and joint ventures are reflected as follow in Orange's consolidated financial statements:

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Assets
Non-current financial assets	-	(0)	2
Trade receivables	37	31	30
Current financial assets	2	(1)	(2)
Other current assets	1	-	0
Liabilities
Current financial liabilities	-	7	4
Trade payables	10	9	8
Other current liabilities	0	-	-
Deferred income	-	-	-
Income statement
Revenue	10	13	15
Other operating income	7	8	18
External purchases and other operating expenses	(10)	(66)	(57)
Finance cost, net	1	-	0

Accounting policies

The carrying amount accounted for under the equity method corresponds to the initial acquisition cost increased by the share of profit or loss in the period. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. The unit of account is the whole investment. Any impairment is recognized as "Share of profits (losses) of associates and joint ventures". Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

Note 12    Financial assets, liabilities and financial results (excluding Orange Bank)

12.1      Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 12 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 16 concerns the activities of Orange Bank with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position as of December 31, 2019.

(in millions of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current financial assets related to Orange Bank activities	1,259	-		1,259	16.1.1	-
Non-current financial assets	1,208	1,235	12.7	-		(27) (1)
Non-current derivatives assets	562	562	12.8	-	16.1.3	-
Current financial assets related to Orange Bank activities	3,095	-		3,098	16.1.1	(3)
Current financial assets	4,766	4,766	12.7	-		(0)
Current derivatives assets	12	12	12.8	-	16.1.3	-
Cash and cash equivalents	6,481	6,112		369		-
Non-current financial liabilities related to Orange Bank activities	-	-		27	16.1.2	(27) (1)
Non-current financial liabilities	33,148	33,148	12.3	-		-
Non-current derivatives liabilities	487	413	12.8	74	16.1.3	-
Current financial liabilities related to Orange Bank liabilities	4,279	-		4,280	16.1.2	(0)
Current financial liabilities	3,925	3,928	12.3	-		(3)
Current derivatives liabilities	22	22	12.8	-	16.1.3	-

(1) Loan granted by Orange SA to Orange Bank.

12.2      Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 12.3) during the period.

Foreign exchange gains and losses related to the components of net financial debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 12.5) as well as to the symmetrical revaluation of associated hedges.

The net foreign exchange financial loss mostly reflects the effect of revaluation of the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 14.4).

Other financial expenses mainly comprise interest on lease liabilities in the amount of (122) million euros (see Note 2.3.1) and the impact of the Group’s investment in BT shares for (119) million euros corresponding to the impairment loss, net of the foreign exchange hedge and of the 2019 income related to BT dividends, compared to (51) million euros in 2018 and (372) million euros in 2017 (see Note 12.7).

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 12.7) and cash flow hedges (Note 12.8.2).

Other gains and losses related to financial assets and liabilities are recognized in the operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated derivative hedges) for (7) million euros in 2019, versus 3 million euros in 2018 and (13) million euros in 2017.

	Finance costs, net						Other compre-hensive income
(in millions of euros)	Cost of gross financial debt (1)	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses (2)	Finance costs, net	Reserves
2019
Financial assets	-	5	5	31	(65)		(25)
Financial liabilities	(1,255)	-	(1,255)	(351)	-		-
Lease liabilities	-	-	-	-	(122)		-
Derivatives	146	-	146	397	-		144
Discounting expense	-	-	-	-	(39)		-
Total	(1,109)	5	(1,104)	76	(226)	(1,254)	119
2018
Financial assets	-	9	9	(17)	16		(22)
Financial liabilities	(1,395)	-	(1,395)	(353)	-		-
Derivatives	54	-	54	366	-		(67)
Discounting expense	-	-	-	-	(42)		-
Total	(1,341)	9	(1,332)	(4)	(26)	(1,362)	(89)
2017
Financial assets	-	11	11	(54)	(346)		20
Financial liabilities	(1,357)	-	(1,357)	1,217	-		-
Derivatives	83	-	83	(1,226)	-		49
Discounting expense	-	-	-	-	(43)		-
Total	(1,274)	11	(1,263)	(63)	(389)	(1,715)	69

(1)   Include interests on debt relating to financed assets for (1) million euros in 2019.

(2)   Include interest on lease liabilities for (122) million euros in 2019 and effects related to the investment in BT for (119) million euros in 2019, (51) million euros in 2018 and (372) million euros in 2017.

12.3      Net financial debt

Compared with December 31, 2018, the definition of the net financial debt as of December 31, 2019 now excludes the lease liabilities included in the scope of IFRS 16 (see Note 2.3.1) and includes the debts relating to financed assets (see Note 8.5).

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not include Orange Bank activities for which the concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. Effects of these hedges are carried in other comprehensive income. As a consequence, the portion of these components related to unmatured hedging instruments is added to gross financial debt to offset this temporary difference.

(in millions of euros)	Note	December 31, 2019	December 31, 2018	December 31, 2017
TDIRA	12.4	822	822	1,234
Bonds	12.5	30,893	27,070	25,703
Bank loans and from development organizations and multilateral lending institutions	12.6	4,013	3,664	2,961
Debt relating to financed assets		125	-	-
Finance lease liabilities		-	584	571
Cash collateral received	13.5	261	82	21
NEU Commercial Papers (1)		158	1,116	1,358
Bank overdrafts		203	318	193
Other financial liabilities		602 (2)	363	434
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		37,076	34,019	32,475
Current and non-current Derivatives (liabilities)	12.8	436	845	963
Current and non-current Derivatives (assets)	12.8	(573)	(385)	(234)
Other comprehensive income components related to unmatured hedging instruments	12.8	(542)	(721)	(686)
Gross financial debt after derivatives (a)		36,397	33,758	32,518
Cash collateral paid (3)	13.5	(123)	(553)	(695)
Investments at fair value (4)	12.7	(4,696)	(2,683)	(2,647)
Cash equivalents		(3,651)	(2,523)	(3,166)
Cash		(2,462)	(2,558)	(2,167) (5)
Assets included in the calculation of net financial debt (b)		(10,931)	(8,317)	(8,675)
Net financial debt (a) + (b)		25,466	25,441	23,843

(1)   Negotiable European Commercial Papers (formerly called "commercial papers").

(2)   Include 500 million euros of subordinated notes (first call date on February 7, 2020) reclassified as a short term liability (see Note 14.4).

(3) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(4)   Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 12.7)

(5)   As of December 31, 2017, the amount does not take into account the effect of the escrowed amount of approximatively 346 million euros in February 2018 related to the Digicel litigation.

Net financial debt is most carried by Orange S.A. in the amount of 24,495 million euros, representing over 96% of the Group’s net financial debt.

Debt maturity schedules are presented in Note 13.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash-flow statement are the following (see Note 1.7):

(in millions of euros)	December 31, 2018	Cash flows	Other changes with no impact on cash flows			December 31, 2019
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	822	-	-	-	-	822
Bonds	27,070	3,391	148	346	(63) (1)	30,893
Bank loans and from development organizations and multilateral lending institutions	3,664	335	(30)	36	8	4,013
Finance lease liabilities	584	-	-	-	(584)	-
Debt relating to financed assets	-	(17)	-	-	143	125
Cash collateral received	82	179	-	-	(0)	261
NEU Commercial Papers	1,116	(958)	-	(0)	(1)	158
Bank overdrafts	318	(123)	(4)	5	7	203
Other financial liabilities	363	(10)	9	10	229	602
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	34,019	2,797	123	398	(261)	37,076
Net derivatives	460	26	(2)	(376)	(246)	(138)
Cash collateral paid	(555)	430	-	(0)	-	(123)
Cash flows from financing activities		3,253

(1) Mainly corresponding to changes in accrued interests.

(in millions of euros)	December 31, 2017	Cash flows	Other changes with no impact on cash flows			December 31, 2018
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	1,234	(443)	-	-	31	822
Bonds	25,703	1,136	5	321	(95) (1)	27,070
Bank loans and from development organizations and multilateral lending institutions	2,961	613	14	20	56	3,664
Finance lease liabilities	571	(123)	2	(1)	135	584
Cash collateral received	21	61	-	-	-	82
NEU Commercial Papers	1,358	(243)	-	(0)	1	1,116
Bank overdrafts	193	82	38	5	-	318
Other financial liabilities	434	(153)	135	8	(61)	363
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	32,475	930	194	353	67	34,019
Net derivatives	729	8	-	(339)	62	460
Cash collateral paid	(695)	140	-	-	-	(555)
Cash flows from financing activities		1,078

(1) Mainly corresponding to changes in accrued interests.

(in millions of euros)	December 31, 2016	Cash flows	Other changes with no impact on cash flows			December 31, 2017
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	1,212	-	-	-	22	1,234
Bonds	27,370	(460)	-	(1,104)	(103) (1)	25,703
Bank loans and from development organizations and multilateral lending institutions	2,710	294	-	(54)	11	2,961
Finance lease liabilities	622	(96)	-	-	45	571
Cash collateral received	541	(520)	-	-	-	21
NEU Commercial Papers	542	818	-	(2)	-	1,358
Bank overdrafts	278	(66)	-	(19)	-	193
Other financial liabilities	250	196	-	(21)	9	434
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	33,525	166	-	(1,200)	(16)	32,475
Net derivatives	(399)	(66)	-	1,183	11	729
Cash collateral paid	(77)	(618)	-	-	-	(695)
Cash flows from financing activities		(518)

(1) Mainly corresponding to changes in accrued interests.

Net financial debt by currency

The net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	24,959	4,718	3,800	25	216	148	594	1,937	36,397
Financial assets included in the calculation of net financial debt	(9,648)	(91)	(9)	(96)	(2)	(30)	(191)	(864)	(10,931)
Net debt by currency before effect of foreign exchange derivatives (1)	15,311	4,627	3,791	(71)	214	118	403	1,073	25,466
Effect of foreign exchange derivatives	9,124	(4,677)	(5,312)	1,505	-	-	-	(640)	-
Net financial debt by currency after effect of foreign exchange derivatives	24,436	(50)	(1,521)	1,435	214	118	403	433	25,466

(1) Including the market value of derivatives in local currency.

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalent in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 13.3 and 13.5):

−    held in order to face short-term cash commitments; and

−    short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only the bond of 25 million euros maturing in 2020 and any commitments to redeem non-controlling interests are recognized at fair value in profit or loss.

Borrowings are recognized upon origination at the discounted value of the sums to be paid and subsequently measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This relates mostly to borrowings hedged against the exposure of their future cash flows to foreign exchange risk (cash flow hedge).

12.4      TDIRA

The perpetual bonds redeemable for shares ("TDIRAs") with a par value of 14,100 euros are listed on Euronext Paris. Their issuance was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des Marchés Financiers (French Financial Markets Authority)) on February 24, 2003. As of December 31, 2019, taking into account redemptions made since their issuance, 57,981 TDIRAs remain outstanding for a total par value of 818 million euros.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 583.261 shares to one TDIRA (i.e., conversion price of 24.175 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

The TDIRA are subject to split accounting between equity and liabilities. For the securities outstanding on December 31, 2019, the "equity" component before deferred tax stood at 196 million euros.

The amounts recognized for the in the financial statements are as follows:

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Number of securities	57,981	57,981	89,398
Equity component before deferred taxes	196	196	303
Debt component	822	822	1,234
o/w accrued interests not yet due	4	4	7
Paid interest	18	27	27

Accounting policies

Some Group financial instruments include both a liability component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRA). On initial recognition, the liability component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert or redeem in shares. This liability component is subsequently recognized at amortized cost.

The carrying amount of the equity component is determined at inception by deducting the fair value of the financial liability from the notional value of the instrument. This does not change throughout the life of the instrument.

12.5      Bonds

Unmatured bonds at December 31, 2019 were all issued by Orange SA, with the exception of two obligations (each with a fixed-rate tranche and a variable-rate tranche) denominated in Moroccan dirhams held by Médi Telecom, and a euro-denominated bond issued by SecureLink.

With the exception of the commitments made by Médi Telecom, which are redeemable on a regular annual basis, as of December 31, 2019, the bonds issued by the Group were redeemable at maturity. No specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during fiscal year 2019 are shown in bold.

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2019	December 31, 2018	December 31, 2017

Bonds matured before December 31, 2019					4,399	7,396
EUR	25	February 10, 2020	4.200	25	25	25
EUR (1)	25	February 10, 2020	10Y CMS + 0.80	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	280	266	268
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
GBP (2)	517	June 27, 2021	0.375	608	578	583
USD	1,000	September 14, 2021	4.125	890	873	834
EUR	255	October 13, 2021	10Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10Y TEC + 0.50	272	272	272
EUR	650	January 15, 2022	0.500	650	-	-
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR (3)	150	February 6, 2023	EUR 3M + 5.5	150	-	-
EUR	500	March 1, 2023	2.500	500	500	500
EUR	750	September 11, 2023	0.750	750	750	750
HKD	700	October 6, 2023	3.230	80	78	75
HKD	410	December 22, 2023	3.550	47	46	44
EUR	650	January 9, 2024	3.125	650	650	650
EUR	1,250	July 15, 2024	1.125	1,250	-	-
EUR	750	May 12, 2025	1.000	750	750	750
EUR	800	September 12, 2025	1.000	800	800	-
NOK	500	September 17, 2025	3.350	51	50	51
CHF	400	November 24, 2025	0.200	369	-	-
GBP	350	December 5, 2025	5.250	308	293	296
MAD (4)	1,090	December 18, 2025	3.970	87	100	-
MAD (4)	720	December 18, 2025	1Y BDT + 1.00	57	66	-
EUR	750	September 4, 2026	0.000	750	-	-
EUR	75	November 30, 2026	4.125	75	75	75
MAD (4)	1,002	December 10, 2026	3.400	93	-	-
MAD (4)	788	December 10, 2026	1Y BDT + 0.85	73	-	-
EUR	750	February 3, 2027	0.875	750	750	750
EUR	500	September 9, 2027	1.500	500	500	500
EUR	1,000	March 20, 2028	1.375	1,000	1,000	-
EUR	50	April 11, 2028	3.220	50	50	50
NOK	800	July 24, 2028	2.955	81	80	-
GBP	500	November 20, 2028	8.125	588	559	564
EUR	1,250	January 15, 2029	2.000	1,250	-	-
EUR	150	April 11, 2029	3.300	150	150	150
CHF	100	June 22, 2029	0.625	92	-	-

(1)   Bond measured at fair value through profit or loss.

(2)   Exchangeable bonds in BT shares (see below).

(3)   Bond issued in 2018 by SecureLink at Euribor 3M (floored at 0) + 5.5%.

(4)   Bonds issued by Médi Telecom. Bonds bearing 1Y BDT rate corresponds to 52 weeks Moroccan treasury bonds rate (recalculated once a year).

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2019	December 31, 2018	December 31, 2017

EUR	1,000	January 16, 2030	1.375	1,000	1,000	-
EUR	1,200	September 12, 2030	1.875	1,200	1,200	-
EUR	105	September 17, 2030	2.600	105	105	105
EUR	100	November 6, 2030	0.091 (5)	100	100	100
USD	2,500	March 1, 2031	9.000 (6)	2,191	2,150	2,052
EUR	300	May 29, 2031	1.342	300	-	-
EUR	50	December 5, 2031	4.300 (zero coupon)	69	67	64
EUR	50	December 8, 2031	4.350 (zero coupon)	70	67	65
EUR	50	January 5, 2032	4.450 (zero coupon)	68	65	62
GBP	750	January 15, 2032	3.250	882	-	-
EUR	1,000	September 4, 2032	0.500	1,000	-	-
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55
GBP	500	January 23, 2034	5.625	588	559	564
HKD	939	June 12, 2034	3.070	107	-	-
EUR	300	July 11, 2034	1.200	300	-	-
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	801	786	750
USD	850	February 6, 2044	5.500	757	742	709
EUR	750	September 4, 2049	1.375	750	-	-
GBP	500	November 22, 2050	5.375	588	559	564
Outstanding amount of bonds				30,537	26,695	25,253
Accrued interest				532	527	550
Amortized cost				(176)	(152)	(100)
Total				30,893	27,070	25,703

(5)   Bond bearing interests at a fixe rate of 2% until 2017 and then at CMS 10 years x 166% (0.091% until November 2020). The variable rate is floored at 0% and capped at 4% until 2023 and at 5% beyond.

(6)   Bond with a step-up clause (clause that triggers a change in interest payments of Orange's credit rating from the rating agencies changes). See Note 13.3.

In the first semester 2019, Orange purchased call options with the same characteristics of the sale of call option included in bonds exchangeable in BT shares. Those instruments have neutralized the original sale of call option, so the Group is no more exposed to the change in fair value of BT shares in relation with the bonds exchangeable in BT shares.

As a reminder, in June 2017, the Group issued bonds exchangeable in BT shares for a notional amount of 517 million pounds sterling (585 million euros at the ECB daily reference rate) bearing a coupon of 0.375% and having an underlying 133 million of BT shares. The Bonds mature in June 2021 and have been redeemable on demand by investors since August 7, 2017 in cash, in BT stock or in a combination of the two, at the choice of Orange. Under IFRS, this operation was split between a financial debt at amortized cost and a derivative instrument (sale of call option) revalued at fair value through profit and loss.

12.6      Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Sonatel	380	343	289
Médi Telecom	282	335	385
Orange Côte d'Ivoire	237	225	275
Orange Egypt	213	210	183
Orange Mali	203	200	64
Orange Cameroon	82	105	101
Orange Jordanie	77	31	46
Other	150	127	130
Bank loans	1,625	1,574	1,473
Orange SA(1)	2,356	2,023	1,388
Orange Espagne	33	67	100
Loans from development organizations and multilateral lending institutions(2)	2,389	2,090	1,488
Total	4,013	3,664	2,961

(1)   Orange SA negotiated with the European Investment Bank a loan of 350 million euros (maturity in 2026) in 2019 and two loans in 2018 for a total notional of 650 million euros (maturity in 2025).

(2)   Primarily the European Investment Bank.

12.7      Financial assets

After application of IFRS 9 on January 1, 2018, the financial assets break down as follows:

(in millions of euros)	December 31, 2019			December 31, 2018	January 1, 2018 (1)
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	277	-	277	254	208
Investments securities	277	-	277	254	208
Financial assets at fair value through profit or loss	257	4,696	4,953	4,041	4,347
Investments at fair value	-	4,696	4,696	2,683	2,647
o/w negotiable debt securities (2)	-	4,696	4,696	2,679	2,498
o/w other	-	-	-	4	149 (3)
Investments securities	133	-	133	805	1,005
Cash collateral paid (4)	123	-	123	553	695
Financial assets at amortized cost	701	71	772	762	405
Receivables related to investments (5)	52	18	70	55	46
Other	649 (6)	52	702	707 (6)	359
Total financial assets	1,235	4,766	6,001	5,057	4,960

(1) Figures have been adjusted after IFRS 9 application.

(2) NEUCP only.

(3) OAT bonds (repurchase agreement with Orange Bank).

(4) See Note 13.5.

(5) Including loan from Orange SA to Orange Bank for 27 million euros.

(6) Including the escrowed amount of 346 million euros related to the Digicel litigation.

As of 2017, for which the IFRS 9 standard was not applied as authorized by the standard, the financial assets broke down as follows:

(in millions of euros)	December 31, 2017
Assets available for sale
Equity securities	1,067
Financial assets at fair value
Investments at fair value	2,647
o/w negotiable debt securities	2,498
o/w others	149 (1)
Equity securities measured at fair value	146
Cash collateral paid	695
Other financial assets
Receivables related to investments	46 (2)
Other	359
Total	4,960

(1) OAT bonds (repurchase agreement with Orange Bank).

(2) Including loan from Orange SA to Orange Bank for 27 million euros.

Investment securities

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss

(in millions of euros)	2019	2018
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the opening balance	254	208
Acquisitions	52	75
Changes in fair value	(25)	(22)
Sales	(2)	(7)
Other movements	(2)	0
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the closing balance	277	254

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss included numerous shares in companies held by investment funds.

Investment securities measured at fair value through profit or loss

(in millions of euros)	2019	2018
Investment securities measured at fair value through profit or loss - in the opening balance	805	1,005
Changes in fair value	17	(101)
Sale of BT shares	(659)	(53)
Other movements	(29)	(46)
Investment securities measured at fair value through profit or loss - in the closing balance	133	805

For the period 2017 for which IFRS 9 was not applied as authorized, the change in investment securities broke down as follows:

(in millions of euros)	2017
Investment securities - in the opening balance	1,878
Sale of one third of BT shares	(570)
Impairment of BT shares maintained excluding effect of FX risk hedge	(325)
Changes in fair value	20
Other movements	64
Investment securities - in the closing balance	1,067

BT shares

On January 29, 2016, following the disposal of EE, Orange received 4% of the equity in BT Group Plc (BT), or about 399 million shares for the equivalent of 2,462 million euros (converted at the ECB fixing of pound sterling against euro on January 28, therefore 0.76228).

In 2017, the Orange Group sold a third of its investment or 133 million shares for a net amount of 433 million euros (converted at the ECB reference rate of June 22, 2017, the settlement/delivery date, of 0.88168). At December 31, 2016, the fair value of these shares amounted to 570 million euros. The related effect of these shares on profit and loss was (126) million euros, including 11 million euros from the foreign exchange hedge.

In 2018, the Orange Group sold 18 million shares for a net amount of 53 million euros. As of December 31, 2017, the fair value of these shares amounted to 55 million euros. The effect in profit or loss in 2018 related to securities sold stood at (2) million euros. These securities were not subject to exchange-rate hedging in 2018.

On June 28, 2019 the Group decided to sell its residual shares of 2.49% in BT Group plc (BT) at a price of 1.99 pounds sterling per share for a total net amount of 486 million pound sterling (543 million euros at the ECB daily reference rate of July 2, 2019, the settlement/delivery date, i.e., 0.89443). On December 31, 2018 the fair value of these shares amounted to 659 million euros. The impact in the income statement in 2019 amounts to (119) million euros (of which (3) million euros from the foreign exchange hedge effects).

The effect of the investment in BT on consolidated net finance costs is given below:

(in millions of euros)	2019	2018	2017
Impact of 2017 sale	-	-	(126)
Impact of 2018 sales	-	(2)	(22)
Impact of 2019 sale	(119)	(93)	(271)
Dividends received	-	44	47
Effect in the consolidated financial net income of the investment in BT	(119)	(51)	(372)

Accounting policies

Financial assets

−    Financial assets at fair value through profit or loss (FVR)

Certain investment securities which are not consolidated or equity-accounted, and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy, may be designated by Orange as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

−    Financial assets at fair value through other comprehensive income that may not be reclassified to profit or loss (FVOCI)

Investment securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit/loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit/loss.

−    Financial assets at amortized cost (AC)

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount. For trade receivables, the provisioning system also covers expected losses.

As a reminder, before the application of IFRS 9, the accounting policies related to financial assets were as follows:

Assets available for sale

The Group’s assets available for sale mainly consist of investment securities, which are not consolidated and not accounted for using the equity method, and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as "Gains (losses) on assets available for sale" within other comprehensive income.

When there is an objective evidence of impairment on available-for-sale assets or a decrease in fair value by at least one-third or over 2 consecutive semesters, the cumulative impairment loss included in other comprehensive income is definitely reclassified from equity to profit or loss within net financial expenses.

Financial assets at fair value through profit or loss

The Group can designate at fair value at inception financial investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy (see Note 13.3). They are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

Other financial assets

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount.

12.8      Derivatives instruments

12.8.1      Market value of derivatives

	December 31, 2019	December 31, 2018	December 31, 2017
(in millions of euros)	Net	Net	Net
Hedging derivatives	324	(162)	(447)
Cash flow hedge derivatives	328	(160)	(447)
Fair value hedge derivatives	(4)	(2)	(0)
Derivatives held for trading (1)	(187)	(298)	(282)
Net derivatives(2)	138	(460)	(729)

(1) Mainly due to the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value - see Note 14.4) for (136) million euros in 2019, (246) million euros in 2018 and (203) million euros in 2017.

(2) Of which foreign exchange effects of the cross currency swaps (classified as hedging or held for trading) hedging foreign exchange risk on gross debt notional for 822 million euros in 2019, 512 million euros in 2018 and 125 million euros in 2017. The foreign exchange effects of the cross currency swaps is the difference between the notional converted at the closing rate and its notional converted at the opening rate (or at the trading day spot rate in case of new instrument).

The risks hedged by these derivative instruments are described in Note 13. These derivatives are associated with cash-collateral agreements, the effects of which are described in Note 13.5.

Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IFRS 9 (hedging instruments versus trading instruments).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are non-qualified economic hedges. Changes in the value of these instruments are recognized directly in profit and loss.

Hedge accounting is applicable when:

−    at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

−    the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged element to be almost fully offset by changes in the fair value of the hedged instrument.

There are three types of hedge accounting:

−    the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss.
The hedged portion of these items is re-measured at fair value in the statement of financial position. Change in this fair value is booked in the income statement and offset by symmetrical changes in the fair value hedging of financial hedging instruments up to the limit of the hedge effectiveness;

−    the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and which could affect profit or loss.
As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost;

−    the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.
The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified as fair value hedges and economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in net finance costs when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

−    fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date. Should the item hedged disappear, the change in fair value is recognized in the income statement;

−    cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Concerning the effects of the Foreign Currency Basis Spread, cross-currency swaps designated as cash flow hedges, the Group has chosen to designate them as costs of hedge. This option enables recognizing these effects in comprehensive income and amortizing the cost of the Basis Spread to profit/loss over the period of the hedge.

12.8.2      Cash flow hedges

The Group’s cash flow hedges main goal is to neutralize foreign exchange risk on future cash flows (notional, coupons) or switch floating-rate debt to fixed-rate debt.

The ineffective portion of cash flow hedges recognized in net income is not significant during the periods presented. The main hedges unmatured at December 31, 2019, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	328	Cross Currency Swap	Forward FX swap Option	Interest rate swap Option
Carrying amount - asset	557	554	2	1
Carrying amount - liability	(229)	(190)	(3)	(36)
Change in cash flow hedge reserve	144	148	(10)	7
Gain (loss) recognized in other comprehensive income	179	184	(12)	7
Reclassification in financial result	(38)	(36)	(1)	(1)
Reclassification in operating income	1	-	1	-
Reclassification in initial carrying amount of hedged item	2	-	2	-
Cash flow hedge reserve	(123)	(95)	(6)	(22)
o/w related to unmatured hedging instruments	(542)	(513)	(6)	(22)
o/w related to discontinued hedges	418	418	-	0
Hedged item		Bonds and credit line	Purchases of handsets and equipment	Bonds and Leasing
Balance sheet item		Current and non current financial liabilities	Property, plant and equipment	Other Liabilities and Financial Liabilities - current and non current

The main hedges unmatured at December 31, 2018, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	(160)	Cross Currency Swap	Forward FX swap Option	Interest rate swap
Carrying amount - asset	353	351	2	-
Carrying amount - liability	(513)	(479)	(0)	(34)
Change in cash flow hedge reserve	(67)	(83)	(7)	23
Gain (loss) recognized in other comprehensive income	(53)	(45)	(15)	7
Reclassification in financial result	(22)	(38)	-	16
Reclassification in operating income	(1)	-	(1)	-
Reclassification in initial carrying amount of hedged item	9	-	9	-
Cash flow hedge reserve	(267)	(245)	3	(25)
o/w related to unmatured hedging instruments	(721)	(696)	3	(28)
o/w related to discontinued hedges	454	451	0	3
Hedged item		Bonds and credit line	Purchases of handsets and equipment	Bonds and Leasing
Balance sheet item		Current and non current financial liabilities	Property, plant and equipment	Current and non current financial liabilities

The change in the cash flow hedge reserve in 2017 was analyzed as follows:

(in millions of euros)	2017
Gain (loss) recognized in other comprehensive income during the period (1)	51
Reclassification in financial result for the period	(10)
Reclassification in operating income for the period	(3)
Reclassification in initial carrying amount of hedged item	11
Other comprehensive income	49

In 2017, the cash flow hedge reserve broke down as follows:

(in millions of euros)	December 31, 2017
Other comprehensive income related to unmatured hedging instruments	(686)
O/w Orange SA	(666)
O/w other entities	(20)
Reserve to be amortized for discontinued hedges	486
Other comprehensive income related to hedging instruments	(200)

The nominal amounts of the main cash flow hedges are presented below:

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
	2020	2021	2022	2023	2024 and beyond
Orange SA
Cross currency swaps
CHF	-	-	-	-	500 (1)
GBP	238	517	-	-	2,512 (2)
HKD	-	-	-	1,110	939 (3)
NOK	-	-	-	-	1,300 (4)
USD	23	1,000	-	-	4,200 (5)
Interest rate swaps
EUR	-	255	-	-	100 (6)
FT Immo H
Interest rate swaps
EUR	13	48	57	-	40 (7)
FT Immo H
Forwards
EUR	158	-	-	-	-

(1)   400 MCHF with a maturity 2025 and 100 MCHF with a maturity 2029.

(2)   262 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 750 MGBP with a maturity 2032, 500 MGBP with a maturity 2034 and 500 MGBP with a maturity 2050.

(2)   939 MHKD with a maturity 2034.

(3)   500 MNOK with a maturity 2025 and 800 MNOK with a maturity 2028.

(4)   2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 850 MUSD with a maturity 2044.

(5)   100 MEUR with a maturity 2030.

(6)   40 MEUR with a maturity 2024.

Note 13    Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDAaL (see Note 1.8) and net financial debt (see Note 12.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee Member in charge of Finance and Performance and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions realized, financial results).

13.1      Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange Group seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, was estimated at 91% at December 31, 2019, 87% at December 31, 2018 and 83% at December 31, 2017.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 43 million euros decrease in the annual gross financial debt and a 1% fall in interest rates would result in a 43 million euros increase.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1,336 million euros. A 1% fall in euro interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1,333 million euros.

13.2      Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to certain types of flows: purchases of equipment or network capacity, purchases of terminals and equipment sold or leased to customers, purchases from or sales to international operators.

Whenever possible, the entities of the Orange Group have put in place policies to hedge this exposure (see Note 12.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

−    dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

−    financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

−    Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling and Swiss franc). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Lastly, the Group economically hedges foreign exchange risk on its subordinated notes denominated in pound sterling that are recorded in equity at their historical value (see Note 14.4), with cross-currency swaps, for a notional amount of 1,250 million pounds sterling.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, excluding the hedging effects of the subordinated notes described above and of Orange Polska and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA is the entity bearing the major foreign exchange risk, including internal operations which generate a net foreign exchange gain or loss in the consolidated annual financial statements.

	Exposure in currency units (1)					Sensitivity analysis
(in millions of currency units)	EUR	USD	GBP	PLN	Total translated	10% gain in euro	10% loss in euro
Orange SA	-	(35)	(1)	(26)	(39)	4	(4)
Orange Polska	(33)	2	-	-	(32)	3	(4)
Total (euros)	(33)	(30)	(2)	(6)	(71)

(1)   Excluding FX hedge of subordinated notes denominated in pound sterling.

Foreign exchange risk to assets

Due to its international presence, the Orange Group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets and equity interests denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account the activities of Orange Bank (activities only in euros).

	Contribution to consolidated net assets									Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Net assets excluding net debt (a) (1)	51,177	218	(1,456)	3,528	971	574	954	3,919	59,882	(791)	967
Net debt by currency including derivatives (b) (2)	(24,436)	50	1,521 (3)	(1,435)	(214)	(118)	(403)	(433)	(25,466)	94	(115)
Net assets by currency (a) + (b)	26,741	268	65	2,093 (4)	756	456	551	3,486	34,416	(698)	853

(1)   Excluding net debt by currency do not include components of net financial debt.

(2)   The net financial debt as defined by Orange group does not include Orange Bank activities for which this concept is not relevant (see Note 12.3).

(3)   Of which economic hedge of subordinated note denominated in pounds sterling for 1,250 million pounds sterling (equivalent 1,469 million euros).

(4)   Share of net assets attributable to owners of the parent company in zlotys amounts to 1,061 million euros.

Due to its international presence, the Orange Group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

	Contribution to consolidated financial income statement									Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenues	31,977	1,184	254	2,619	779	398	571	4,455	42,238	(933)	1,140
Reported EBITDAaL	10,075	244	28	635	211	142	173	1,352	12,860	(253)	309
Operating income	4,646	177	16	96	137	7	26	821	5,927	(116)	142

13.3      Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

−    regular issues in the bonds markets;

−    occasional financing through loans from multilateral or development lending institutions;

−    issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial papers);

−    on December 21, 2016, Orange entered into a 6 billion euros syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with initial maturity in December 2021, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. Orange exercised both of its options, the first one in 2017 and the second in 2018, allowing it, after agreement of the lenders, to extend the initial maturity first until December 2022 and then December 2023.

Liquidity of investments

Orange invests its cash surplus in near-cash or in short-term fair value investments (negotiable debt securities, mutual funds or UCITS and term deposits). These investments give priority to minimizing the risk of loss on capital over performance.

Cash and cash equivalents were held mainly in France and other countries of the European Union that are not subject to restrictions on convertibility or exchange control.

Smoothing debt maturities

The policy followed by Orange is to apportion the maturities of debt evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

−    amounts in foreign currencies are translated into euro at the year- end closing rate;

−    future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

−    TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, interest payable on the bonds is due over an undetermined period of time (see Note 12.4) therefore, only interest payable for the first period is included (including interest payments for the other periods would not provide relevant information);

−    the maturity dates of revolving credit facilities are the contractual maturity dates;

−    the "Other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

(in millions of euros)	Note	December 31, 2019	2020	2021	2022	2023	2024	2025 and beyond	Other items (1)
TDIRA	12.4	822	4	-	-	-	-	-	818
Bonds	12.5	30,893	1,910	3,323	2,198	1,575	1,947	20,115	(176)
Bank loans and from development organizations and multilateral lending institutions	12.6	4,013	1,029	491	266	943	222	1,070	(8)
Debt relating to financed assets	12.3	125	28	28	28	28	13	-	-
Cash collateral received	12.3	261	261	-	-	-	-	-	-
NEU commercial papers (2)	12.3	158	158	-	-	-	-	-	-
Bank overdrafts	12.3	203	203	-	-	-	-	-	-
Other financial liabilities	12.3	602	594	3	1	1	1	1	-
Derivatives (liabilities)	12.3	436	17	8	91	61	4	(130)	-
Derivatives (assets)	12.3	(573)	(10)	(220)	(0)	(20)	-	(468)	-
Other Comprehensive Income related to unmatured hedging instruments	12.3	(542)	-	-	-	-	-	-	-
Gross financial debt after derivatives		36,397	4,194	3,633	2,584	2,588	2,187	20,589	633
Trade payables		10,246	9,429	91	85	59	129	453	-
Total financial liabilities (including derivatives assets)		46,643	13,623 (3)	3,725	2,669	2,647	2,316	21,042	633
Future interests on financial liabilities (4)		-	2,097	1,048	919	1,021	980	5,990	-

(1)   Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans, and discounting effect on long term trade payables.

(2)   Negotiable European Commercial Papers (formerly called "commercial papers").

(3)   Amounts presented for 2020 correspond to notionals and accrued interests for 555 million euros.

(4)   Mainly future interests on bonds for 11,106 million euros, on bank loans for 928 million euros and on derivatives instruments for (1,417) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other groups.

At December 31, 2019, the liquidity position of Orange’s telecom activities amounts to 17,027 million euros and exceeds the repayment obligations of its gross financial debt in 2020. It breaks down as follows:

Liquidity position

(in millions euros)

Available undrawn amount of credit facilities

Investments at fair value

Cash

Cash equivalents

At December 31, 2019, Orange telecom activities had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rates. Available undrawn amount of credit facilities amounts to 6,218 million euros (including 6,000 million euros for Orange SA).

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 13.4.

Orange’s credit ratings

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

−    one Orange SA bond (see Note 12.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.2 billion euros at December 31, 2019) is subject to a step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%;

−    the margin of the syndicated credit line of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange’s credit rating, upwards or downwards. As of December 31, 2019, the credit facility was not drawn.

At December 31, 2019, neither Orange’s credit ratings nor the outlook had changed compared with December 31, 2018:

	Standard & Poor’s	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A
Outlook	Stable	Stable	Stable	Stable
Short-term debt	A2	P2	F2	Not applicable

13.4      Financial ratios

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA are committed to comply with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main obligations are as follows:

−    Orange Egypt: in respect of 2018 bank financing contracts, of which the total nominal amount outstanding as of December 31, 2019 was 3,850 million Egyptian pounds (equal to 214 million euros), Orange Egypt must comply with a "net senior debt to EBITDA" ratio;

−    Médi Telecom: in respect of its 2012, 2014 and 2015 bank financing contracts, of which the total nominal amount outstanding as of December 31, 2019 was 3,038 million Moroccan Dirhams (283 million euros), Médi Telecom must comply with ratios relating to its "net financial debt" and "net equity";

−    Orange Côte d’Ivoire: in respect of its bank financing contracts signed in 2016 and 2019, of which the total notional amount outstanding at December 31, 2019 was 132 billion CFA francs and 34 million euros (for a total of 235 million euros), Orange Côte d’Ivoire must comply with a "net senior debt to EBITDA" ratio.

These ratios were complied with at December 31, 2019.

Clauses related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on December 21, 2016, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger an accelerated repayment under such contracts.

13.5      Credit risk and counterparty risk management

The Group could be exposed to a concentration of counterparty risk in respect of its trade receivables, cash and cash equivalents, investments and derivatives.

Orange considers that it has limited concentration in credit risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange SA is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements.

−    For each non-banking counterparty selected for investments, limits are based on ratings and maturities of the investments;

−    For each counterparty bank selected for investments and derivatives, limits are based on equity, rating, CDS (Credit Default Swap, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

−    Theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as for calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in market value of all derivatives.

As a rule, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

Effect of mechanisms to offset exposure to credit risk and counterparty risk of the derivatives

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Collateralised Derivatives (net) (a)	144	(455)	(706)
Fair value of collateralised derivatives assets	570	383	233
Fair value of collateralised derivatives liabilities	(426)	(838)	(939)
Amount of cash collateral paid/(received) (b)	(138)	471	674
Amount of cash collateral paid	123	553	695
Amount of cash collateral received	(261)	(82)	(21)
Residual exposure to counterparty risk (a) + (b) (1)	7	16	(32)
Non collateralised Derivatives (net)	(6)	(5)	(22)
Fair value of non collateralised derivatives assets	3	2	2
Fair value of non collateralised derivatives liabilities	(10)	(7)	(24)

(1)   The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

Changes in net cash collateral between 2018 and 2019 stem mainly from the strengthening of the US dollar and the pound sterling against the euro.

Sensitivity analysis of cash collateral deposits to changes in market interest rates and exchange rates

A change in market rates (mainly euro) of +/-1% would affect the fair value of interest rate hedging derivatives as follows:

(in millions of euros)
Rate decrease of 1%		Rate increase of 1%
Change of fair value of derivatives	(1,409)	1,412

Rate decrease of 1%		Rate increase of 1%
Amount of cash collateral received (paid)	1,409	(1,412)

A change in the euro exchange rate of +/-10% against currencies of hedged financing (mainly the pound sterling and the US dollar) would impact the fair value of foreign exchange derivatives as follows:

(in millions of euros)
Change of fair value of derivatives	10% loss in euro	10% gain in euro
	1,795	(1,468)

	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(1,795)	1,468

13.6      Equity market risk

Orange SA had no options to purchase its own shares, no forward purchase of shares and at December 31, 2019, held 9,742,968 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The mutual funds (UCITS) in which Orange invests for cash management purposes contain no equities.

Orange is also exposed to equity risk through certain retirement plan assets (see Note 6.2).

At December 31, 2019, the Group had no material exposure to market risk on stock in listed companies since the disposal in June 2019 of its residual stake of 2.49% in the share capital of BT (see Note 12.7).

13.7      Capital management

Orange SA and its non-financial subsidiaries are not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Its financial subsidiaries (like electronic money institutions) are subject to regulatory equity requirements specific to their sector and jurisdiction.

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 12.3), this policy translates into liquidity management as described in Note 13.3 and a specific attention to credit ratings assigned by rating agencies.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

13.8      Fair value of financial assets and liabilities

			December 31, 2019
(in millions of euros)	Note	Classification under IFRS 9 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,343	5,343	-	5,343	-
Financial assets	12.7		6,001	6,002	79	5,725	198
Equity securities		FVOCI	277	277	79	-	198
Equity securities		FVR	133	134	-	134	-
Investments at fair value		FVR	4,696	4,696	-	4,696	-
Cash collateral paid		FVR	123	123	-	123	-
Financial assets at amortized cost		AC	772	772	-	772	-
Cash and Cash equivalents	12.3		6,112	6,112	6,112	-	-
Cash		AC	2,462	2,462	2,462	-	-
Cash equivalents		FVR	3,651	3,651	3,651	-	-
Trade payables		AC	(10,246)	(10,246)	-	(10,246)	-
Financial liabilities	12.3		(37,076)	(42,455)	(34,554)	(7,837)	(64)
Financial debts		AC	(37,007)	(42,386)	(34,554)	(7,811)	(21)
Bonds at fair value		FVR	(26)	(26)	-	(26)	-
Other		FVR	(43)	(43)	-	-	(43)
Derivatives (net amount) (2)	12.8		138	138	-	138	-

(1)   AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss".

(2)   IFRS 9 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was estimated at 30.8 billion euros at December 31, 2019, for a carrying amount of 25.5 billion euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at December 31, 2018	221	(292)
Gains (losses) taken to profit or loss	-	(3)
Gains (losses) taken to other comprehensive income	15	-
Acquisition (sale) of securities	47	-
Transfer to one level to another	(82) (1)	-
Other	(2)	231 (2)
Level 3 fair values at December 31, 2019	198	(64)

(1)   Fair value have been transferred from level 3 to level 1 in relation with the listing of the equity securities on an active market in 2019.

(2)   Include the effect of the cancellation of the commitment to purchase non-controlling interests (put) of Orange Bank (see Note 15.2).

			December 31, 2018
(in millions of euros)	Note	Classification under IFRS 9	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,329	5,329	-	5,329	-
Financial assets	12.7		5,057	5,057	692	4,144	221
Equity securities		FVOCI	254	254	33	-	221
Equity securities		FVR	805	805	659	146	-
Investments at fair value		FVR	2,683	2,683	-	2,683	-
Cash collateral paid		FVR	553	553	-	553	-
Financial assets at amortized cost		AC	762	762	-	762	-
Cash and Cash equivalents	12.3		5,081	5,081	5,081	-	-
Cash		AC	2,558	2,558	2,558	-	-
Cash equivalents		FVR	2,523	2,523	2,523	-	-
Trade payables		AC	(10,082)	(10,082)	-	(10,082)	-
Financial liabilities	12.3		(34,019)	(37,292)	(29,012)	(7,988)	(292)
Financial debts		AC	(33,721)	(36,994)	(29,012)	(7,961)	(21)
Bonds at fair value		FVR	(27)	(27)	-	(27)	-
Other		FVR	(271)	(271)	-	-	(271)
Derivatives (net amount)	12.8		(460)	(460)	-	(460)	-

The market value of the net financial debt carried by Orange was estimated at 28.7 billion euros as of December 31, 2018, for a carrying amount of 25.4 billion euros.

The table below is presented according to IAS 39.

			December 31, 2017
(in millions of euros)	Note	Classifi- cation under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		L&R	5,184	5,184	-	5,184	-
Financial assets	12.7		4,960	4,960	1,014	3,744	202
Assets available for sale		AFS	1,067	1,067	865	-	202
Equity securities measured at fair value		FVR	146	146	-	146	-
Cash collateral paid		L&R	695	695	-	695	-
Investments at fair value		FVR	2,647	2,647	149	2,498	-
Other		L&R	405	405	-	405	-
Cash and cash equivalents	12.3		5,333	5,333	5,333	-	-
Cash equivalents		FVR	3,166	3,166	3,166	-	-
Cash		L&R	2,167	2,167	2,167	-	-
Trade payables		LAC	(10,099)	(10,132)	-	(10,132)	-
Financial liabilities	12.3		(32,475)	(37,327)	(28,332)	(8,859)	(136)
Financial debt			(32,311)	(37,163)	(28,332)	(8,831)	-
Bonds at fair value through profit or loss		FVR	(28)	(28)	-	(28)	-
Other		FVR	(136)	(136)	-	-	(136)
Derivatives, net amount	12.8		(729)	(729)	-	(729)	-

The market value of the net financial debt carried by Orange was estimated at 28.7 billion euros as of December 31, 2017, for a carrying amount of 23.8 billion euros.

Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been classified based on the three hierarchy levels:

−    level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

−    level 2: inputs that are observable for the asset or liability, either directly or indirectly;

−    level 3: unobservable inputs for the asset or liability.

The fair value of the financial assets at fair value through other comprehensive income is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial assets at amortized cost, the Group considers that the carrying amount of cash, trade receivables and various deposits provide a reasonable approximation of fair value, due to the high liquidity of these elements.

Among financial assets at fair value through profit or loss, with respect to very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and any related accrued interest represent a reasonable approximation of fair value.

The fair value of mutual funds (UCITS) is the latest net asset value.

The fair value of investment securities is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial liabilities at amortized cost, the fair value of financial liabilities is determined using:

−    the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

−    the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these elements.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtedness and liquidity risk described in Note 12, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

Note 14    Shareholders' equity

At December 31, 2019, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2019, the share capital and voting rights of Orange SA broke down as follows:

Float	State, directly or in concert with Bpifrance Participations

Treasury shares	Employees of the Group under the Group Savings Plan or in registered form

14.1      Changes in share capital

No new shares were issued during the 2019 year.

14.2      Treasury shares

As authorized by the Shareholders’ Meeting of May 21, 2019, the Board of Directors instituted a new share Buyback program (the 2019 Buyback Program) and canceled the 2018 Buyback Program, with immediate effect. This authorization is valid for a period of 18 months from the aforementioned Shareholders’ Meeting. The 2019 Buyback Program is described in the Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 21, 2019.

The share buybacks carried out during the period by Orange primarily related to the Orange Vision 2020, Long Term Incentive Plan (LTIP) 2018 - 2018 and LTIP 2019 - 2021 free share award plans (see Note 6.3).

At December 31, 2019, the company held 9,742,968 treasury shares (of which 853,500 in respect of the liquidity contract and 8,889,468 in respect of the Orange Vision 2020, Long Term Incentive Plan (LTIP) 2018 - 2020 and LTIP 2019 - 2021 free share award plans).

At December 31, 2018, the company held 7,214,000 treasury shares (of which 309,609 in respect of the liquidity contract and 6,882,999 in respect of the Orange Vision 2020 and LTIP 2018 - 2020 free share award plans) and held 497,625 treasury shares at December 31, 2017 (of which 476,000 in respect of the liquidity contract).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

14.3      Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	How paid	Total (in millions of euros)
2019	Board of Directors Meeting on July 24, 2019	2019 interim dividend	0.30	December 4, 2019	Cash	796
	Shareholders' Meeting on May 21, 2019	Balance for 2018	0.40	June 6, 2019	Cash	1,061
Total dividends paid in 2019						1,857
2018	Board of Directors Meeting on July 25, 2018	2018 interim dividend	0.30	December 6, 2018	Cash	796
	Shareholders' Meeting on May 4, 2018	Balance for 2017	0.40	June 7, 2018	Cash	1,064
Total dividends paid in 2018						1,860
2017	Board of Directors Meeting on July 26, 2017	2017 interim dividend	0.25	December 7, 2017	Cash	665
	Shareholders' Meeting on June 1, 2017	Balance for 2016	0.40	June 14, 2017	Cash	1,064
Total dividends paid in 2017						1,729
2016	Board of Directors Meeting on July 25, 2016	2016 interim dividend	0.20	December 7, 2016	Cash	532
	Shareholders' Meeting on June 7, 2016	Balance for 2015	0.40	June 23, 2016	Cash	1,064
Total dividends paid in 2016						1,596

The amount available to provide a return to shareholders in the form of dividends is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the parent company.

14.4      Subordinated notes

History of subordinated notes

On February 7, 2014, as part of its EMTN program, Orange issued the equivalent of 2.8 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25%, 1 billion euros with a fixed-rate coupon of 5.25% and 650 million pounds sterling with a fixed-rate coupon of 5.875%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

On October 1, 2014, as part of its EMTN program, Orange issued the equivalent of 3 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4%, 1.25 billion euros with a fixed-rate coupon of 5% and 600 million pounds sterling with a fixed-rate coupon of 5.75%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Both issuances were the subject of a prospectus certified by the AMF under visas no. 14-036 and 14-525.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

Under the Group understanding, some rating agencies assign an "equity" component from 0 to 50% to these instruments.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 for the issue of February 7, 2014 and 0.7782 for the issue of October 1, 2014) and will not be re-measured through the life of the note.

Developments in 2019

On April 15, 2019, as part of its EMTN program, Orange issued the equivalent of 1 billion euros of deeply subordinated notes, denominated only in euros, in one tranche with a fixed-rate coupon of 2.375%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on this tranche after April 15, 2025 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2030 and an additional 0.75% in 2045.

In the same way, Orange has proceeded to a partial redemption of the existing subordinated notes by a contractual offer for a part of subordinated notes in the following tranches:

−    500 million euros on a nominal of 1 billion euros with a first early redemption date under the control of Orange at February 7, 2020 with a fixed-rate of 4.25%.

−    500 million euros on a nominal of 1 billion euros with a first early redemption date under the control of Orange at October 1, 2021 with a fixed-rate of 4.00%.

On September 19, 2019, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes, denominated only in euros, in one tranche with a fixed-rate coupon of 1.75%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on this tranche after March 19, 2027 (date of the first review of the rates for the tranche concerned) and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2032 and an additional 0.75% in 2047.

These issuances were the subject of a prospectus certified by the AMF (under visas no. 14-036, no. 14-525, no. 19-152 and no. 19-442 respectively).

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

On December 12, 2019, the Group announced its intention to exercise, on February 7, 2020, in accordance with contractual stipulations, its call option concerning the remaining 500 million euros on the tranche with an initial nominal of 1 billion euros, already partially bought back in April 2019. As a result of Orange's commitment to buyback this last tranche, it was reclassified as a debt instrument and is therefore presented as a short-term financial liability as of December 31, 2019. The coupons payable in respect of this tranche are recognized as other current liabilities in the amount of 21 million euros.

As of December 31, 2019, the amount of subordinated notes presented in the consolidated statements of changes in shareholders' equity does not change due to these operations and corresponds to a nominal of 5,803 million euros booked at historical value (the tranches denominated in pounds sterling have not been remeasured since their issuance in 2014).

Subordinated notes remuneration

Coupons impact equity five working days before the annual payment date, unless Orange exercises its right to defer the payment.

The tax effect relating to the payment of the coupons is accounted for as net income.

Since their issuance, Orange has not exercised its right to defer the coupons related to the subordinated notes.

The note holders received the payments shown in the following table:

	Paid coupons (in millions of currency)	Paid coupons (in millions of euros)
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	46	46
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	44
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	31	31
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	39
Total coupons paid to the holders in 2019		276
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	44
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	39
Total coupons paid to the holders in 2018		280
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	45
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	40
Total coupons paid to the holders in 2017		282

(1)   Coupons payment date as of April 1.

The tax effect of the conversion of subordinated notes whose face value is denominated in pounds sterling was 25 million euros for the period. This effect is shown at "Other movements" in the consolidated statements changes in shareholders’ equity.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never re-measured. Where appropriate, a translation adjustment impact will be booked in equity at the exercise date of any purchase option.

The holders’ payment is directly booked in equity at the date of the decision to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the foreign exchange portion is accounted for as equity.

Equity component of perpetual bonds redeemable for shares (TDIRA) (see Note 12.4)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. Thus, the equity component determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

14.5      Translation adjustment

(in millions of euros)	2019	2018	2017
Gain (loss) recognized in other comprehensive income during the period	90	(6)	(184)
Reclassification to net income for the period	(12)	(1)	8
Total transaction adjustments for continuing operations	78	(7)	(176)
Reclassification to the net income for the period	-	-	-
Total translation adjustments for discontinued operations	-	-	-

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Polish zloty	807	785	845
Egyptian pound	(455)	(532)	(545)
Slovak koruna	220	220	220
Sierra leonean leone	(120)	(95)	(78)
Moldovan leu	(55)	(63)	(70)
Jordanian dinar	69	58	33
Pound sterling	14	14	15
Other	(151)	(135)	(161)
Total translation adjustments	329	252	259
o/w share attributable to the owners of the parent company	78	15	27
o/w share attributable to non-controlling interests	251	237	232

Accounting policies

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made with reference to another currency (such as the Orange entities in Romania - euros and in the Democratic Republic of the Congo - US dollars).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

−    assets and liabilities are translated at the year-end rate;

−    items in the income statement are translated at the average rate for the year;

−    the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or abandon of all, or part of, that activity. The reduction in the carrying amount of a foreign operation, either because of its own losses or because of the recognition of an impairment loss, does not lead to a reclassification to profit or loss of the accumulated translation adjustment.

Recycling of translation adjustment is presented in the consolidated income statement within:

−    consolidated net income of discontinued operations, when a line of business or major geographical area is disposed of;

−    gains (losses) on disposal of investments and activities, when other businesses are disposed of;

−    reclassification of translation adjustment from liquidated entities, in the event of the liquidation or abandonment of an activity without disposal.

14.6      Non-controlling interests

(in millions of euros)	2019	2018	2017
Credit part of net income attributable to non-controlling interests (a)	291	271	278
o/ w Sonatel group	191	188	203
o/ w Orange Belgium group	16	15	18
o/ w Côte d'Ivoire subgroup	36	25	28
o/ w Jordan Telecom group	12	12	15
o/ w Orange Polska group	12	-	-
Debit part of net income attributable to non-controlling interests (b)	(71)	(67)	(81)
o/ w Orange Bank	(65)	(59)	(33)
o/ w Orange Polska group	-	(2)	(43)
Total part of net income attributable to non-controlling interests (a) + (b)	220	204	197
Credit part of comprehensive income attributable to non-controlling interests (a)	300	297	229
o/ w Sonatel group	181	195	180
o/ w Orange Belgium group	16	15	18
o/ w Côte d'Ivoire subgroup	36	26	25
o/ w Jordan Telecom group	15	20	-
o/ w Orange Polska group	13	-	-
Debit part of comprehensive income attributable to non-controlling interests (b)	(69)	(84)	(73)
o/ w Orange Bank	(62)	(62)	(32)
o/ w Orange Polska group	-	(17)	(17)
o/ w Jordan Telecom group	-	-	(7)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	232	213	156

(in millions of euros)	2019	2018	2017
Dividends paid to minority shareholders	248	246	234
o/ w Sonatel group	192	190	185
o/ w Médi Telecom	22	20	16
o/ w Orange Belgium group	14	14	14
o/ w Jordan Telecom group	13	14	11

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Credit part of equity attributable to non-controlling interests (a)	2,701	2,594	2,542
o/ w Orange Polska group	987	973	988
o/ w Sonatel group	736	744	731
o/ w Orange Belgium group	275	273	268
o/ w Jordan Telecom group	166	164	156
o/ w Médi Telecom	148	153	143
Debit part of equity attributable to non-controlling interests (b)	(13)	(14)	(5)
Total equity attributable to non-controlling interests (a) + (b)	2,688	2,580	2,537

Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is re-measured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, against finance income or expense.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with owners

Each transaction with non-controlling interests of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

14.7      Earnings per share

Net income

Net income, Group share, used for calculating basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2019	2018	2017
Net income of continuing operations	3,006	1,954	1,843
Effect of subordinated notes	(268)	(293)	(267)
Net income attributable to the owners of the parent company - basic (adjusted)	2,738	1,661	1,576
o/w net income of continuing operations	2,738	1,661	1,547
o/w net income of discontinued operations	-	-	29

Impact of dilutive instruments:
TDIRA	12	-	33

Net income attributable to the owners of the parent company - diluted	2,749	1,661	1,609
o/w net income of continuing operations	2,749	1,661	1,580
o/w net income of discontinued operations	-	-	29

Number of shares

The weighted average number of shares used for calculating the basic and diluted earnings per share is presented below:

(number of shares)	2019	2018	2017
Weighted average number of ordinary shares outstanding	2,652,532,564	2,656,683,856	2,659,421,767
Impact of dilutive instruments on number of ordinary shares:
TDIRA	33,780,544	-	52,079,350
Free share award plan	1,662,103	1,419,415	435,150
Weighted average number of shares outstanding - diluted	2,687,975,211	2,658,103,271	2,711,936,267

The average market price of the Orange share in 2019, 2018 and 2017 is greater than the fair value adopted under the Orange Vision 2020, LTIP 2018 - 2020 and LTIP 2019 -2021 free share award plans (see Note 6.3). The number of shares corresponding to this difference was dilutive at December 31, 2019, December 31, 2018 and December 31, 2017.

The TDIRA were included in the calculation of diluted net earnings per share at December 31, 2019 and December 31, 2017, since they are dilutive.

The stock option plans granted to employees are expired at December 31, 2017 (see Note 6.3).

Earnings per share

(in euros)	2019	2018	2017
Earning per share - basic	1.03	0.63	0.59
o/w earning per share of continuing operations	1.03	0.63	0.58
o/w earning per share of discontinued operations	-	-	0.01
Earning per share diluted	1.02	0.62	0.59
o/w earning per share of continuing operations	1.02	0.62	0.58
o/w earning per share of discontinued operations	-	-	0.01

Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

−    basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of the Group, after deduction of the interests of subordinated notes net of tax, by the weighted average number of ordinary shares outstanding during the period;

−    diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered to be dilutive when they have the effect of reducing earnings per share of continuing operations.

When basic earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of the reporting period shown, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares owned, which deducted from the consolidated equity, do not enter into the calculation of earnings per share.

Note 15    Unrecognized contractual commitments (excluding Orange Bank)

At December 31, 2019, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this Note.

The amount of unrecognized contractual commitments as of December 31, 2019 has been significantly reduced compared to December 31, 2018 as a result of the application of IFRS 16 (see Note 2.3.1).

15.1      Operating activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	12,450	3,943	4,441	4,066
Operating leases commitments	730	119	313	298
Handsets purchase commitments	395	393	2	-
Transmission capacity purchase commitments	572	185	189	198
Other goods and services purchase commitments	2,816	1,300	1,107	409
Investment commitments	1,878	620	820	438
Public initiative networks commitments	4,928	1,114	1,855	1,959
Guarantees granted to third parties in the ordinary course of business	1,131	212	155	764

Lease commitments

Lease commitments are mainly comprised of property lease commitments associated to contracts with underlying assets available after December 31, 2019 and contracts that are excluded from the scope of IFRS 16 (see Note 2.3.1). The other leases are leases relating to general expenses (equipment, vehicles and other assets).

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	665	692
o/w technical activities	117	135
o/w shops/offices activities	548	557

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	692	102	90	85	63	56	296

The Group may choose whether or not to renew these leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked (see Note 5.3).

The lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The rate used corresponds to the marginal cost of debt.

The information relative to operating leases is provided in accordance with the currently-applicable standards and interpretations. The first application of IFRS 16 as of January 1, 2019 will cause the Group to provide different information, mainly due to:

−    different application scopes: the Group will designate a contract as a leasing contract when it gives the lessee the right to control the use of a given asset, including when a service contract includes a lease component (excluding off-balance-sheet commitments for operating leases). The Group has also chosen to use the two exemptions authorized under IFRS 16, namely contracts with a duration of less than 12 months and those for which the new value of the underlying asset is less than 5,000 euros (see Note 2.3.1);

−    assessment of rents: the off-balance-sheet commitments use a minimum duration without factoring in extension options that the lessee has the reasonable certainty of exercising, including a periodic revaluation of the rents and the rent-free periods based on minimum future payments.

The property lease commitments in France and Europe (excluding Spain) represent respectively 67% and 14% of the total property lease commitments.

Transmission capacity purchase commitments

Transmission capacity purchase commitments as of December 31, 2019 represented 572 million euros. These include 225 million euros for the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2028).

Other goods and services purchase commitments

The Group’s other goods and services purchase commitments are primarily related to the network and the purchase of content.

At December 31, 2019, these commitments include:

−    the purchase of broadcasting rights for an amount of 671 million euros;

−    "TowerCo" (site management) contracts in Africa: these commitments amounted to 276 million euros. On January 1, 2019, the lease contracts for the sites will lead to supplying different information on the valuation of these commitments;

−    the network maintenance for 305 million euros;

−    the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 220 million euros.

Furthermore, on November 28, 2019, the Group signed a "Built to suit" agreement relating to the construction and deployment by Orange for ATC France of a minimum of 900 mobile sites between 2020 and 2024. These sites will be transferred to ATC as and when they are completed. As part of this agreement, Orange has made a 20-year commitment to using the hosting services of its active equipment from the date of the first transfer of the mobile sites.

At December 31, 2019, given the existing uncertainty regarding the nature and temporality of the sites transferred, the amount of the commitment given with regard to the service contract has no value in the table above.

Investment commitments

At the end of December 2019, investment commitments amounted to 1,878 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to the national regulatory authorities such as ensuring certain coverage of the population concerning by fixed or mobile networks, particularly in the context of assignment of licenses and quality of service. These commitments will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

In France:

−    pursuant to the provisions of Article L.33-13 of the French Postal & Electronic Communications Code regarding coverage in lightly inhabited areas:

-     Orange proposed that it commit to ensuring that, within its FttH deployment scope in the AMII area, unless refused by third parties, that 100% of homes and professional premises would have access to FttH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to the Arcep opinion, these proposals were accepted by the government in July 2018,

-     Outside of the AMII area, Orange proposed that it make deployment commitments within the AMEL area the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments,

-     Lastly, Orange proposed to make commitments outside of the AMII and AMEL areas in the following departments: Orne, Hautes-Pyrénées, Yvelines, Territoire-de-Belfort, Guadeloupe, Martinique;

−    on January 14, 2018, the Orange Group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of French territory, particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the period 2018-2021 in our licenses in force in the bands 900 MHz, 1,800 MHz and 2,100 MHz, and for the post 2021 period, in the new licenses for 900 MHz, 1,800 MHz and 2,100 MHz awarded on November 15, 2018:

-     targeted programs for the improvement of coverage, with the coverage of 5,000 areas by operators by 2029,

-     the generalization of 4G by the end of 2020 on almost all existing mobile sites,

-     the acceleration of the coverage of the transport routes, ensuring that the main road and rail routes have 4G coverage,

-     the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-     the widespread use of telephone coverage inside buildings, proposing voice over Wi-Fi and SMS over Wi-Fi offers and offers involving the indoor coverage of buildings upon request,

-     the improvement of reception quality throughout the country, particularly in rural areas, with good coverage (according to the Arcep decision No. 2016-1678 relative to publications giving information on mobile coverage) by 2024/2027;

−    In order to cope with the exceptional deterioration that affected its network in 2018 (storms, theft of cables, deterioration due to the recent protest movements, etc.), and be sure to fulfill its commitments in terms of universal service provision, Orange set up a plan involving a 17% increase in the maintenance budget compared to 2017 and hired 200 additional technicians.

−    in 2015, in France, when the frequencies in the 700 MHz band were allocated:

-     coverage obligations in "priority deployment areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white area" not yet covered by a broadband network (100% within 12 years), at the level of priority road routes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years).

−    in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

-     an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-     an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated frequencies and other frequencies,

-     for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

In Africa & Middle-East:

−    in 2016, in Senegal, when the 4G license was awarded and the license for mobile 2G and 3G was renewed:

-     a coverage obligation of 90% of the population in 3 years;

-     an obligation to cover in 5 years all territory in the inhabited border areas of Senegal whose number of inhabitants is equal to or greater than 200;

-     a coverage obligation on national roads and highways in 2 years.

−    in 2016, in Egypt, when the 4G license was granted:

-     an obligation to provide 4G coverage of 11% of the population in one year, 42.5% in four years, 69.5% in six years and 70% within ten years.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Commitments related to Public Initiative Networks

As part of the deployment of the High and Very High Speed network in France, the Group entered into contracts via Public Initiative Networks (mainly public service delegation and public-private partnerships contracts as well as public design, construction, operation and maintenance contracts). The commitments relating to these network construction, concession and operation contracts amounted to 4,928 million euros as of December 31, 2019. In addition to the guarantees given by Orange on behalf of the Public Initiative Networks, the commitments will result in the recognition of 1,739 million euros of intangible assets, 2,488 million euros of expenses and 701 million euros of financial receivables. Maturities are staggered out to 2043.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represented 1,131 million euros as of December 31, 2019. They included performance guarantees amounting to 425 million euros granted to certain Enterprise customers, in particular as part of the securing of networks and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments in comparison to the underlying obligations of the consolidated subsidiaries.

15.2      Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2019, the main warranties in effect were the following:

−    the uncapped warranties granted to the EE joint venture when contributing the operations in the United Kingdom, concerning the restructuring of equity investments and assets done prior to the contribution expiring in 2022;

−    a warranty given to BT as part of the EE sale, backed 50/50 by Orange Group and Deutsche Telekom as tax and operating warranties, except for events ascribable solely to one or the other, and capped at the contractually fixed sale price of 5.1 billion pounds sterling (6 billion euros converted at the exchange rate on December 31, 2019) as Orange’s share, which will expire in 2023. Information on the final terms of EE’s disposal is presented in Note 3.2;

−    standard warranties granted to Vivendi as part of the disposal of its 90% stake in Dailymotion in 2015 and the remaining 10% in 2017. These warranties will expire at the end of the statutory limitation period;

−    miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2019 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option were to be exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Orange Bank

In accordance with the December 18, 2019 renegotiation of the shareholders’ agreement:

−    The commitment by Orange and Groupama to invest at the level of their percentage ownership in the capital increase of Compagnie Financière d'Orange Bank necessary to finance its working capital requirements (per the CET1 ratio) expired. The financial liability recognized in this connection was therefore extinguished;

−    The promise to buy (put option) granted to Groupama on 20% of the Orange Bank equity as well as the promise to sell (call option) granted by Groupama on the remainder of its equity interest in Orange Bank became null and void.

15.3      Financing commitments

The Group’s main commitments related to borrowings are set out in Note 13.

Orange has pledged certain investment securities and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

As of December 31, 2019 Orange has no material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Assets held under finance leases	636	574	528
Non-current pledged, mortgaged or receivership assets (1)	366	453	107
Collateralized current assets	2	21	19
Total	1,004	1,048	654

(1)   Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 12.7.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2019	Total in statement of financial position (a)	Amount of asset pledged, mortgaged or receivership (b)	Percentage (b)/(a)
(in millions of euros)
Intangibles assets, net (excluding goodwill)	14,788	19	0%
Property, plant and equipment, net	28,423	1	0%
Non-current financial assets	2,466	346	14%
Other (1)	35,689	-	-
Total	81,366	366	0%

(1)   This item mainly includes net goodwill, interests in associates, net deferred tax assets and non-current derivatives assets.

Note 16    Activities of Orange Bank

16.1      Financial assets and liabilities of Orange Bank

The financial statements of Orange Bank were put into the format of Orange group's consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 12 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 16 concerns the activities of Orange Bank with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position as of December 31, 2019.

(in millions of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non current loans and receivables of Orange Bank	1,259	-		1,259	16.1.1	-
Non-current financial assets	1,208	1,235	12.7	-		(27) (1)
Non-current derivatives assets	562	562	12.8	-	16.1.3	-
Current financial assets related to Orange Bank activities	3,095	-		3,098	16.1.1	(3)
Current financial assets	4,766	4,766	12.7	-		(0)
Current derivatives assets	12	12	12.8	-	16.1.3	-
Cash and cash equivalents	6,481	6,112		369		-
Non current debts related to Orange Bank operations	-	-		27	16.1.2	(27) (1)
Non-current financial liabilities	33,148	33,148	12.3	-		-
Non-current derivatives liabilities	487	413	12.8	74	16.1.3	-
Current financial liabilities related to Orange Bank liabilities	4,279	-		4,280	16.1.2	(0)
Current financial liabilities	3,925	3,928	12.3	-		(3)
Current derivatives liabilities	22	22	12.8	-	16.1.3	-

(1)   Loan granted by Orange SA to Orange Bank.

Accounting policies

Classification of the bank’s balance sheet items as current and non-current was done to match the Group’s financial statements as part of the acquisition of the bank in 2016.

Since the concept of current or non-current is non-existent in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) have since 2017 all been classified as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current has been made in light of both the original intention of management and the nature of the assets and liabilities in question. For instance, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, only the transaction portfolios (financial assets at fair value through profit or loss) have been recognized in current financial assets.

16.1.1      Financial assets related to Orange Bank transactions (excluding derivatives)

After application of IFRS 9 on January 1, 2018, the financial assets in connection with the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2019			December 31, 2018	January 1, 2018 (1)
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	2	-	2	1	0
Investments securities	2	-	2	1	0
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	653	3	656	925	786
Debt securities	653	3	656	925	786
Financial assets at fair value through profit or loss	100	79	179	152	242
Investments at fair value	-	79	79	72	171
Cash collateral paid	76	-	76	57	62
Others	25	-	25	23	9
Financial assets at amortized cost	504	3,016	3,519	3,614	3,857
Fixed-income securities	504	3	506	614	615
Loans and receivables to customers	-	1,937	1,937	2,000	2,147
Loans and receivables to credit institutions	-	1,073	1,073	1,000	943
Others	-	3	3	-	152 (2)
Total financial assets related to Orange Bank activities	1,259	3,098	4,357	4,692	4,885

(1)   Figures have been adjusted for the impact of application of IFRS 9.

(2)   Loan granted in 2017 by Orange Bank to Orange SA within the framework of the Repurchase agreement of OATs securities between Orange SA and Orange Bank. This loan has been reimbursed in 2018.

For the period 2017, for which IFRS 9 was not applied as authorized, the financial assets relating to Orange Bank transactions broke down as follows:

(in millions of euros)	December 31, 2017
Assets available for sale (1)	795
Assets held to maturity	615
Financial assets at fair value	233
Investments at fair value	171
Cash collateral paid	62
Other financial assets	3,248
Loans and receivables of Orange Bank	3,096
Other	152 (2)
Total Assets related to Orange Bank's activities	4,891

(1)   Debt securities only.

(2)   Loan granted by Orange Bank to Orange SA within the framework of the Repurchase agreements of OATs securities between Orange SA and Orange Bank.

Debt securities at fair value through other comprehensive income that may be reclassified subsequently to profit or loss

(in millions of euros)	2019	2018
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	925	786
Acquisitions	165	487
Repayments and disposals	(442)	(333)
Changes in fair value	9	(8)
Other items	(1)	(7)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	656	925

(in millions of euros)	2019	2018
Profit (loss) recognized in other comprehensive income during the period	8	(8)
Reclassification in net income during the period	1	-
Other comprehensive income related to Orange Bank	9	(8)

The data below is presented according to IAS 39 (formerly "Assets available for sale").

(in millions of euros)	2017
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	745
First integration of Orange Bank	15
Acquisitions	325
Repayments and disposals	(301)
Changes in fair value	3
Other items	8
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	795

(in millions of euros)	2017
Profit (loss) recognized in other comprehensive income during the period	3
Reclassification in net income during the period	-
Other comprehensive income related to Orange Bank	3

Current loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables to customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following have been considered as loan and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31, 2019	December 31, 2018	January 1st 2018 (1)	December 31, 2017
Overdrafts	869	910	1,000	1,000
Housing loans	876	824	765	765
Investment loans	163	206	246	246
Current accounts	17	21	31	31
Other	12	39	105	111
Total loans and receivables to customers	1,937	2,000	2,147	2,153
Overnight deposits and loans	945	850	830	830
Loans and receivables	85	85	55	55
Other	43	65	58	58
Total loans and receivables to credit institutions	1,073	1,000	943	943

(1)   Figures have been adjusted for the impact of application of IFRS 9.

Accounting policies

Financial assets

−    Financial assets at fair value through profit/loss (FVR)

Certain investment securities which are not consolidated or equity-accounted, and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in profit or loss.

−    Financial assets at fair value through other comprehensive income that may not be reclassified to profit or /loss (FVOCI)

Investment securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit or loss.

−    Financial assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss mainly include investments in debt securities. They are recognized at fair value at inception and subsequently. Temporary changes in value are recorded in other comprehensive income that are or may be reclassified subsequently to profit or loss. In case of disposal, the cumulative profit (or loss) recognized in other comprehensive income is reclassified to profit or loss.

−    Financial assets at amortized cost (AC)

This category primarily comprises miscellaneous loans and receivables as well as fixed-income securities held with the aim of collecting contractual flows. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. Impairment and provisions are recorded as soon as loans are granted or commitments are concluded, without waiting for the appearance of an objective indication of impairment. Impairment and provisions are updated as the credit risk evolves (see below "Impairment of financial assets").

Impairment of financial assets

In accordance with IFRS 9, debt instruments classified as financial assets at amortized cost or as financial assets at fair value through other comprehensive income, rental receivables, financing commitments and financial guarantees given are systematically subject to impairment or a provision for expected credit loss. These impairments and provisions are recorded as soon as loans are granted, commitments are concluded or bond securities are acquired, without waiting for the appearance of an objective indication of impairment.

To do this, the financial assets concerned are split into three categories according to the change in credit risk observed since their initial accounting and a depreciation is recorded on the amount outstanding of each of these categories as follows:

−    performing loans: the calculation of losses expected is made on a 12-months basis, and the financial income (interest) is calculated on the basis of the instrument’s gross amount;

−    impaired loans: if the credit risk has significantly worsened since the debt has been booked to the balance sheet, the expected losses, estimated over the duration of the loan, are recognized and the financial income (interest) is calculated based on the gross amount of the instrument;

−    doubtful loans: the expected loss, estimated over the duration of the loan, is depreciated. The financial income is calculated on the basis of the amount of the instrument net of the depreciation.

As a reminder, before the application of IFRS 9, the accounting policies relative to financial assets of banking activities were as follows:

Loans and receivables related to Orange Bank

Assets related to Orange Bank activities are classified in the IAS 39 category of "loans and receivables". They are initially recorded at fair value or its equivalent, which is, as a general rule, the net amount originally issued, and which should include the origination costs directly related to the transaction as well as the commissions received or paid, analyzed as an adjustment to the effective return on the loan.

The loans and receivables are subsequently valued at amortized cost, and interests, as well as transactions costs and commissions included in the initial value of the credits contribute to the net income for these transactions over the term of the credit, calculated on the basis of effective interest rate.

In accordance with IAS 39, loans and receivables are impaired when one or more evidences of depreciation have occurred after the recognition of these receivables. The receivables thus identified are then impaired on an individual basis or on a collective basis. Expected losses are accounted for as impairments, equal to the difference between the carrying amount of the loans (amortized cost) and the total of estimated future cash flows, discounted with the initial effective interest rate, or in the form of discounts for restructured loans due to default from customers.

Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, at the initial rate of the receivable, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in the value of the loans impaired are recorded in the income statement under "Cost of risk" included in other operating expenses. When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement, within the same account.

The "Cost of risk" account dedicated to Orange Bank and part of the "other operating expenses", corresponds to provisions and reversals related to banking risks (in particular, counterparty risks and operational risks).

Assets available for sale

The assets available for sale include fixed income securities or variable income securities that do not fall within the definition of other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as "Gains (losses) on assets available for sale" within other comprehensive income.

The long term impairments associated with the assets available for sale are recorded under "Cost of risk" (within other operating expenses) when the assets are fixed rate securities, but they are recorded in "Net Gains (losses) on financial assets available for sale" when the assets are floating-rate securities.

Assets held to maturity

This category includes fixed- rate securities that the bank intends to hold until their maturity. They must not be disposed of prior to maturity and they are accounted for at amortized cost.

Impairment is recognized on these securities as soon as there is an objective evidence of the existence of an event subsequent to the acquisition of the security that is likely to generate a measurable loss as a result of counterparty risk. Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, with the initial rate, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in value thus impaired are recorded in the income statement, under the "Cost of risk" account (within other operating expenses). When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement under "Cost of risk" within other operating expenses.

16.1.2      Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Payables to customers	3,357	3,396	3,685
Debts with financial institutions	448	1,103	975
Deposit certificate	475	335	281
Other	28	28	27
Total Financial liabilities related to Orange Bank's activities(1)	4,307	4,862	4,968

(1)   O/w 27 million of euros of non current financial liabilities in 2019, 2018 and 2017.

Debts related to Orange Bank transactions are composed of customer deposits and bank debts with financial institutions.

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Current accounts	2,546	2,538	2,800
Passbooks and special savings accounts	781	776	716
Other	30	82	169
Customers borrowings and deposits	3,357	3,396	3,685
Term borrowings and advances	448	467	466
Securities delivered under repurchase agreements	-	636	509
Total debts with financial institution	448	1,103	975

16.1.3      Derivatives of Orange Bank

Derivatives qualified as fair value hedges

The main unmatured fair value hedges at the end of 2019 and put in place by Orange Bank concern the following interest rate swaps:

−    535 million euros notional (of which 154 million euros maturing in 2020, 24 million euros maturing between 1 and 5 years and 357 million euros at more than 5 years), globally hedging a portion of the housing loans portfolio (notional amount of 385 million euros) and consumer loans (notional amount of 150 million euros). The fair value of these derivatives as of December 31, 2019 is (9) million euros;

−    210 million euros notional hedging a portfolio of French inflation-indexed fungible Treasury bonds (Obligations Assimilables du Trésor indexées sur l'inflation française - OATi), with the same amount and the same maturity, i.e. in 2023. The fair value of these swaps as of December 31, 2019 is (55) million euros;

−    117 million euros notional (of which 35 million euros maturing in 2020, 82 million euros maturing between 1 and 5 years), hedging a portfolio of fungible Treasury Bonds (Obligations Assimilables du Trésor - OAT) with the same amount and identical maturities. The fair value of these swaps as of December 31, 2019 is (5) million euros;

−    20 million euros notional hedging a portfolio of European inflation-indexed fungible Treasury bonds (Obligations Assimilables du Trésor indexées sur l'inflation Européenne - OAT€i), with the same amount and the same maturity, i.e. in 2030. The fair value of these swaps as of December 31, 2019 is (4) million euros;

−    5 million euros notional hedging the securities portfolio, the fair value of which was nearly zero at December 31, 2019.

The ineffective portion related to these hedging strategies recognized in the 2019 income statement is not material.

Trading Derivatives

−    Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of negotiable debt securities issued by the bank for a total notional amount of 289 million euros, maturing between 2020 and 2022 and with a total fair value as of December 31, 2019 of nearly zero;

−    Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of BEI securities for a total notional amount of 10 million euros maturing in 2029, the fair value of which was nearly zero as of December 31, 2019. The net impact of this hedge in profit or loss was not material.

−    Orange Bank has a portfolio of trading swaps with a total notional amount of 33 million euros (of which 5 million euros maturing in 2020, 12 million euros maturing between 2 and 5 years and 16 million euros at more than 5 years) with a total fair value as of December 31, 2019 was nearly zero. The net effects of this hedging strategy on the income statement are not material;

−    Orange Bank put into place futures with a notional amount of 648 million euros. The notional amount of these derivatives only gives an indication of the volume of outstanding contracts on the financial instruments markets and does not reflect the market risks associated with such instruments or the nominal amount of the hedged instruments.

16.2      Information on market risk management with respect to Orange Bank activities

"Orange Bank" operating segment has its own risk management system, in accordance with the French banking regulation. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel résolution ACPR) and must at all times comply with capital requirements in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to all of the risks defined by the order of November 3, 2014, relating to the internal control of companies in the sectors of banking, payment services and investment services subject to the control of the ACPR:

−    credit risk: risk of loss incurred in the event of default of a counterparty or counterparties considered as the same beneficiary;

−    market risk: risk of loss due to movements in market prices;

−    operational risk: risk resulting from an inadequacy or a failure due to procedures, staff, IT systems or to outside events, including events that are unlikely to occur but that would imply a risk of material loss. Operational risk includes risks of internal and external fraud;

−    interest rate risk: risk related to changes in interest rates on the on-balance sheet and off-balance sheet transactions, excluding, as applicable, transactions exposed to market risks;

−    liquidity risk: risk that the company would not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

−    inter-mediation risk on investment service providers: risk of default by a customer or counterparty in the context of a financial instrument transaction in which the company provides a performance guarantee.

The size of the bank and its moderate risk profile led to a choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and Council on June 26, 2013.

Orange Bank does not intervene on complex products. For market operations, the strategy defines, on one hand, the limits implemented and controlled and, on the other hand, the quality of the authorized signatories. In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as completely as possible, the identification and assessment of its operational risks, for which it also follows occurrences.

With regard to regulations, and in particular Titles IV and V of the Order of November 3, 2014, the Bank’s Executive Committee has set, upon recommendation of the Risk Management Division, a risk policy in particular regarding customers and risks, modalities and rules for offering credits and for delegations of authority.

The Risk Management Department analyzes and monitors risks, carries out the necessary controls and produces reports for various committees: the Credit Committee (management of counterparty risk), Risks and Audit Committee (management of operational risks), ALM Committee (management of market, interest rate and liquidity risks) and the Executive Committee.

16.2.1      Remaining term to maturity

The following table details the remaining terms of Orange Bank’s financial assets and liabilities, calculated on the basis of the contractual maturity dates:

−    maturity-by-maturity for amortizable transactions;

−    for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity dates;

−    since derivatives are interest rate swaps, they are not subject to any exchange of notional. Their fair value has been broken down by maturity.

(in millions of euros)	Note	December 31, 2019	2020	2021 to 2024	2025 and beyond
Investments securities	16.1.1	2	-	-	2
Debt securities	16.1.1	656	129	485	42
Investments at fair value	16.1.1	79	76	3	-
Fixed-income securities	16.1.1	506	109	289	108
Loans and receivables to customers	16.1.1	1,937	491	872	574
Loans and receivables to credit institutions	16.1.1	1,073	1,073	-	-
Other financial assets and derivatives		103(1)	78	-	25
Total financial assets		4,357	1,956	1,649	751
Payable to customers	16.1.2	3,357	3,357	-	-
Debts with financial institutions	16.1.2	448	438	8	2
Deposit certificate	16.1.2	475	325	150	-
Other financial liabilities and derivatives		102(2)	1	61	40
Total financial liabilities		4,381	4,121	219	42

(1)   Including the bank cash collateral paid for 76 million euros and securities for 25 million euros.

(2)   Including derivatives liabilities for 74 million euros and loan from Orange SA to Orange Bank for 27 million euros.

16.2.2      Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)			December 31, 2019
		Classification under IFRS 9(1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	16.1.1	AC	3,010	3,010	-	3,010	-
Financial assets at amortized cost	16.1.1	AC	509	501	501	-	-
Financial assets at fair value through profit or loss	16.1.1	FVR	179	179	179	-	-
Debt securities	16.1.1	FVOCIR	656	656	628	28	-
Equity securities	16.1.1	FVOCI	2	2	2	-	-
Cash and cash equivalent(2)	16.1.1	AC	369	369	369	-	-
Financial liabilities related to Orange Bank's activities	16.1.2	AC	(4,307)	(4,307)	-	(4,307)	-
Derivatives, net amount(3)	16.1.3		(74)	(74)	-	(74)	-

(1)   "AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives instruments depends on their hedging qualification.

(in millions of euros)			December 31, 2018
		Classification under IFRS 9(1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	16.1.1	AC	3,000	3,000	-	3,000	-
Financial assets at amortized cost	16.1.1	AC	614	641	605	36	-
Financial assets at fair value through profit or loss	16.1.1	FVR	152	152	152	-	-
Debt securities	16.1.1	FVOCIR	925	925	862	63	-
Equity securities	16.1.1	FVOCI	1	1	1	-	-
Cash and cash equivalent(2)	16.1.1	AC	553	553	553	-	-
Financial liabilities related to Orange Bank's activities	16.1.2	AC	(4,862)	(4,862)	-	(4,862)	-
Derivatives, net amount(3)	16.1.3		(46)	(46)	-	(29)	(17)

(1)   "AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives instruments depends on their hedging qualification.

(in millions of euros)			December 31, 2017
		Classification under IAS 39 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	16.1.1	L&R	3,096	3,096	-	3,096	-
Financial assets, excluding derivatives	16.1.1		1,795	1,785	1,482	303	-
Assets held to maturity		HTM	615	605	581	24	-
Assets available for sale		AFS	795	795	730	65	-
Investments at fair value		FVR	171	171	171	-	-
Other		L&R	214	214	-	214	-
Cash and cash equivalent			477	477	477	-	-
Trade payables		LAC	(93)	(93)	-	(93)	-
Debts related to Orange Bank operations	16.1.2	LAC	(4,660)	(4,660)	-	(4,660)	-
Financial liabilities, excluding derivatives		LAC	(308)	(308)	-	(252)	(56)
Derivatives, net amount (2)	16.1.3		(60)	(60)	-	(73)	13

(1)   "HTM" stands for "held to maturity", "AFS " stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".

(2)   IAS 39 classification for derivatives instruments depends on their hedging qualification.

16.3      Orange Bank’s unrecognized contractual commitments

As of December 31, 2019, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Financing commitments (1)	421	444	465
Guarantee commitments (2)	8	12	17
On behalf of banks	4	8	9
On behalf of customers	4	4	8
Property lease commitments	23	37	31
Total	452	493	513

(1)   Includes 101 million euros of documentary credits and 320 million euros of confirmed credit lines in 2019.

(2)   Given to credit institutions and customers.

Commitments received

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Guarantee commitments	896	834	778
Received from banks (1)	747	681	577
Received from customers	149	153	201
Total	896	834	778

(1)   Relates to guarantees received in order to counter-guarantee the distributed loans.

Assets covered by commitments

(in millions of euros)	December 31, 2019	December 31, 2018	December 31, 2017
Assets pledged as security to lending financial institutions as guarantees for bank loans	1,126	715	838
Total	1,126	715	838

Note 17    Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of litigation relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions. These disputes are described, respectively, in Notes 10 and 6.2.

As of December 31, 2019, the provisions for risks recorded by the Group for all the disputes (except those presented in Notes 10 and 6.2) amounted to 643 million euros (versus 572 million euros at December 31, 2018 and 779 million euros at December 31, 2017). Orange believes that any disclosure on a case-by-case basis could seriously harm the Group’s position. The balance and overall movements on provisions are presented in Note 5.2.

France

Mobile services

−    In parallel with the judicial inquiry for which on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for having implemented four anti-competitive practices in the "Enterprise" market segment and imposing injunctions, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. SFR, after several raises in a row in April 2016 and September 2018, raised its claim from the initial 512 million euros to 3 billion euros in July 2019. The Group believes this claim represents a risk. In the wake of this decision, BT Group, Céleste and Adista also brought actions against Orange before the Paris Commercial Court for damages. To date, the overall claims of SFR, BT Group, Celeste and Adista represent a total of 3.3 billion euros. These cases are currently being investigated by the judge before trial.

−    Following the ruling by the French Competition Authority on December 13, 2012 imposing fines of 117 million euros against Orange reduced to 93 million euros by the Paris Court of Appeal and of 66 million euros against SFR for having implemented, as part of their abundance offers launched in 2005, excessive price discrimination between calls made within their own networks and calls made to competitor networks, Oméa Telecom (Virgin Mobile and Tele2 Mobile), Euro-Information Telecom (NRJ Mobile) and Outremer Telecom each brought action against Orange in June 2013 before the Paris Commercial Court for damages they claim to have suffered due to said practices. In November 2016 and June 2019, the Commercial Court officially acknowledged the withdrawal of Omea Telecom and Euro-Information Telecom. The dispute with Euro-Telecom is closed and only the Outremer Telecom proceedings remain pending.

−    Concurrently to their complaints filed with the French Competition Authority, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively ordered to pay a fine of 63 million euros in December 2009 reduced to 60 million euros by the Paris Court of Appeal in July 2013, Digicel and Outremer Telecom initiated before the Paris Commercial Court respectively in March 2009 and October 2010, legal actions for alleged damages stemming from these practices, in an amount which Digicel had assessed at 329 million euros increased to 493 million euros in November 2015 and Outremer at 75 million euros. After it was ordered by the Paris Commercial Court in March 2015 that 8 million euros should be paid to Outremer Telecom, the Paris Court of Appeal decreased the amount of the fine to 3 million euros in May 2017, noting inter alia that the damages should be discounted at the statutory rate of interest. On December 18, 2017 the Paris Commercial Court ordered Orange to pay to Digicel the sum of 180 million euros, to be discounted from March 2009 until the date of payment at a rate of interest higher than that adopted by the Paris Court of Appeal in the Outremer Telecom litigation, i.e. a total amount in addition to the notional amount that Digicel assesses at 520 million euros as of December 31, 2019. Orange filed an appeal and, at the same time, obtained from the Paris Court of Appeal on February 6, 2018, the right to escrow only the notional amount of the penalty until the court ruled on the merits of the case. Orange has re-evaluated the risk in light of the course of the proceedings. On April 19, 2018, Digicel petitioned the Paris Court of Appeal to dispute the amount of the escrow made by Orange in application of the judgment of the Paris Commercial Court. The Court confirmed the amount of the escrow by a ruling dated October 10, 2018.

Fixed-line services

−    In 2010, SFR and then Verizon summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 0.5 million euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions. In December 2015, the Paris Court of Appeal dismissed in full the claims made by SFR and confirmed the first instance decision. In September 2017, the French Supreme Court rejected SFR's appeal. Furthermore, in April 2017, the Paris Court of Appeal dismissed Verizon completly and reversed the compensation of 0.5 million euros granted for services provided in 2008. On June 5, 2019, the French Supreme Court annulled the decision of the Paris Court of Appeal and restored the parties to the situation they were in following the first instance court’s decision rendered on June 25, 2013. The proceedings are still ongoing.

−    In 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers for the secondary residences market and claiming 218 million euros for losses allegedly suffered. In February 2014, the trial court ruled that Orange had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. In October 2014, the Paris Court of Appeal annulled this decision which was then reversed by the French Supreme Court on April 12, 2016. Orange had then to pay 53 million euros to SFR pursuant to the trial court's ruling. SFR had raised its claim to 257 million euros before the Court of Appeal. On June 8, 2018, the Court of Appeal sentenced Orange to pay 54 million euros. Orange paid the balance following the cancellation of the previous ruling from the Court of Appeal and appealed to the French Supreme Court. The French Supreme Court proceedings are still ongoing.

Other proceedings in France

−    In June 2018, Iliad brought summary proceedings against Orange SA before the presiding judge of the Paris Commercial Court, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by a subscription package, on the grounds that they constituted consumer credit offers. The case is currently being investigated by the judges deciding on the merits of the case.

−    In December 2018 the administrators of former UK indirect retailer Phones 4U, (which is in administration and no longer trading), filed a claim against the three main UK mobile network operators, including EE, and their respective existing or former parent companies including Orange. The claim (of an unquantified amount) is currently being disputed before the High Court of England and Wales. Orange challenges vigorously the allegations raised by Phones 4U which include collusion.

−    Orange Bank is the object of two historic lawsuits whereby the plaintiffs claim in total about 480 million euros in financial damages that they allege to have suffered. As Orange Bank believes these claims to be without merit and is contesting them strongly, the Group has recognized no financial liability.

−    On December 20, 2019 the Paris criminal court ordered the Company to pay a criminal fine of 75,000 euros as part of the France Telecom employee-related crisis trial and, jointly and severally with the individuals natural persons charged, to pay the civil parties the sum of 5.5 million euros. As Orange did not appeal this decision, the ruling against Orange is final. The appeal proceeding by the natural persons convicted is still ongoing. The decision leaves open the possibility for anyone working at the company between January 1, 2007 and December 31, 2008 to obtain compensation based on the findings of harassment if the conditions of compensation for direct, certain and personal harm are met. Orange is in the process of executing the judgment towards the civil parties; and further, the Evaluation and Compensation Committee established by Orange continues to analyze and process the requests received. To date about 190 individual requests have been received, about 90 of which have been closed subsequent to an agreement or a declaration of inadmissibility.

Poland

−    In 2011, the Polish Competition Authority (UOKiK) sanctioned the four major Polish mobile operators, including Orange Polska, for collusion to delay the development of new services in the mobile television market. This sanction was nullified in 2015 by the Court for the protection of competition and consumers. In 2017, the Court of Appeal dismissed the appeal of the UOKiK, who appealed to the Supreme Court. On November 26, 2016, the company Magna Polonia brought suit jointly and severally against the operators to the Warsaw Commercial Court and claimed 618 million zlotys (144 million euros) for the damages it allegedly sustained due to these practices. On February 9, 2018, the Warsaw Commercial Court examined the Magna Polonia claim and decided to postpone its ruling until after the Polish Supreme Court had come to a decision. On October 31, 2019, the Supreme Court confirmed the inexistence of collusive practices, thus rendering the claim made by Magna Polonia to the Warsaw Commercial Court without merits.

−    In 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of the polish P4 operator. On January 2, 2018, UOKIK suspended the proceedings against the three operators as there were no longer anti-competitive grounds. In addition, in 2015 P4 issued two claims for damages for a total amount of 630 million zlotys (147 million euros) against the three operators jointly, as compensation for the loss it alleged to have suffered in relation to the contested pricing practices. Following the dismissal by the court of the first claim for compensation and its refusal to separate the two proceedings initiated by P4, the latter appealed the decision.

Romania

−    On March 29, 2016, investigators from the Romanian Competition Council made an investigation at the headquarters of Orange Romania, concerning possible discriminatory practices in the mobile payment and advertising markets. Following the investigation, the Competition Council fined Orange Romania 65 million leu (approx. 14 million euros) on December 18, 2018. Orange Romania was notified of this decision on April 15, 2019 and filed an appeal on May 9, 2019.

Middle East and Africa

−    In September 2008 and December 2009, the Egyptian National Telecommunications Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decrees imposing interconnection rates different from those set out in the bilateral agreements between TE and Orange Egypt. In June 2010, the administrative courts granted Orange Egypt a stay of execution of these decrees until the issuance of a decision on the merits of the case. However, on June 21, 2016, the Administrative Court of Cairo ruled that the decrees from NTRA were valid. In August 2016, Orange Egypt filed an appeal with the Administrative Court of the Egyptian State Council. The parties have withdrawn from the various proceedings. The dispute is now closed.

−    A number of shareholder disputes are ongoing between the joint venture company made up of Agility and Orange, on the one hand, and its Iraqi co-shareholder in the share capital of Iraqi operator Korek Telecom on the other hand. These disputes, which notably relate to the exercise of Korek Telecom's 7% call option, are the subject of preliminary procedures and arbitrational and judicial litigation. Moreover, on March 19, 2019, an Administrative Decree issued by the Iraqi Kurdistan Regional Government enforced the decision made by the Iraqi regulatory authority (CMC) in 2014 to cancel the partnership of March 2011 between Korek Telecom, Agility and Orange. Consequently, the return of the shares in Korek was forced to the original shareholders. Orange was thus unlawfully expropriated of its investment and addressed, on March 24, 2019, a notice of dispute to the Republic of Iraq based on the Bilateral lnvestment Treaty between the French Republic and the Republic of Iraq with respect to the loss of its investment in Korek Telecom.

Other Group litigation

Other than proceedings that may be initiated in respect of tax audits (see Note 10), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware of, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 18    Subsequent events

TDIRA buyback

On January 28, 2020, Orange bought 12,749 perpetual bonds redeemable for shares ("TDIRA") for a notional amount of 180 million euros. Taking into account this purchase, 45,232 TDIRA remain outstanding for a total notional amount of 638 million euros.

Early loan repayment

On February 6, 2020 the Group made early repayment of the 150 million euro loan issued in 2018 by SecureLink, bearing interest at the 3-month Euribor plus 5.5% and originally maturing February 6, 2023.

Public buy-out offer followed by a compulsory squeeze-out of Business & Decision SA

On February 12, 2020, Orange announced a public buy-out offer followed by a compulsory squeeze-out of Business & Decision SA, at price of 7.93 euros per share. As of December 31, 2019, Orange through its subsidiary Orange Business Services SA, holds a stake of 93.6% of the capital of Business & Decision SA. The offer is submitted to the notice of compliance of the French Financial Markets Authority (Autorité des marches financiers - AMF).

Note 19    Main consolidated entities

At December 31, 2019, the scope of consolidation consisted of 420 entities.

The main changes in the scope of consolidation in 2019 are set out in Note 3.

As regards subsidiaries with minority interests:

−    financial statements for Orange Polska Group, Sonatel Group, Jordan Telecom Group, Orange Belgium Group and Business & Decision Group are respectively published to the Warsaw Stock Exchange, the Regional Stock Exchange (BRVM), the Amman Stock Exchange, the Brussels Stock Exchange and the Paris Stock Exchange, those companies being quoted;

−    the others subsidiaries are not significant compared to Orange’s financial data. Consequently, financial information is not presented for these subsidiaries in the notes to Orange’s consolidated financial statements.

Pursuant to ANC Regulation No. 2016-09 of December 2, 2016, the complete list of the companies included in the scope of consolidation, the companies excluded from the scope of consolidation and the non-consolidated equity investments, is available on the Group’s website (https://www.orange.com/en/Investors/Regulated-information).

The list of the principal operating entities shown below was determined based on their contributions to the following financial indicators: revenue and reported EBITDAaL.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Générale de Téléphone	100.00	France

Spain	% Interest	Country
Orange Spain and its subsidiaries	100.00	Spain

European	% Interest	Country
Orange Belgium	52.91	Belgium
Orange Communications Luxembourg	52.91	Luxembourg
Orange Moldova	94.41	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	99.20	Romania
Orange Slovensko	100.00	Slovakia

Africa & Middle-East	% Interest	Country
Orange Burkina Faso	85.81	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange RDC	100.00	Congo
Orange Côte d'Ivoire	72.52	Ivory Coast
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (1)	37.64	Guinea
Orange Bissau (1)	38.10	Guinea-Bissau
Jordan Telecom and its subsidiaries	51.00	Jordan
Orange Mali (1)	29.65	Mali
Médi Telecom	49.00	Morocco
Sonatel (1)	42.33	Senegal
Sonatel Mobile (1)	42.33	Senegal

Enterprise	% Interest	Country
Orange SA - Business Unit Entreprise	100.00	France
Globecast Holding and its subsidiaries	100.00	France
Orange Business Services SA and its subsidiaries	100.00	France
Business & Decision and its subsidiaries	93.62	France
Basefarm and its subsidiaries	100.00	Norway
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom
SecureData and its subsidiaries	100.00	United Kingdom
SecureLink and its subsidiaries	100.00	Netherlands

International Carriers & Shared Services	% Interest	Country
Orange SA - Business Unit IC&SS	100.00	France
FT IMMO H	100.00	France
Orange Marine	100.00	France
Orange Studio	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom

Orange Bank	% Interest	Country
Orange Bank	65.00	France

(1)   Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

Note 20    Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)	Audit and related services					Other services rendered by auditors' networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
		o/w issuer		o/w issuer
EY
2019	10.2	5.1	0.3	-	10.5	0.4	10.8
%	94%	48%	3%	-	97%	3%	100%
2018	10.6	5.4	0.3	-	10.8	0.4	11.3
%	94%	48%	2%	0%	96%	4%	100%
2017	11.6	7.1	0.0	0.0	11.6	0.6	12.2
%	95%	58%	0%	0%	95%	5%	100%
KPMG
2019	9.8	5.1	0.4	0.2	10.2	0.1	10.3
%	95%	49%	4%	2%	99%	1%	100%
2018	10.9	6.3	0.5	0.3	11.4	0.1	11.5
%	95%	55%	4%	2%	99%	1%	100%
2017	11.4	6.9	0.3	0.2	11.7	0.1	11.8
%	97%	58%	3%	2%	99%	1%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No fiscal services were provided by the statutory auditors.

Statutory auditors’ report on the consolidated financial statements

This is a translation into English of the auditors’ report on the financial statements of the Company issued in French and it is provided solely for the convenience of English speaking users.

This auditors’ report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the management report and other documents provided to shareholders.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended December 31, 2019

To the Annual General Meeting of Orange S.A.

Opinion

In compliance with the engagement entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Orange S.A. (hereinafter "the Company") for the year ended December 31, 2019.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and the financial position of the Group as at December 31, 2019 and of the results of its operations for the year then ended, in accordance with International Financial Reporting Standards, as adopted by the European Union.

The opinion expressed above is consistent with the contents of our report to the Audit Committee.

Basis for Opinion

Accounting Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the section "Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements" section of this report.

Independence

We conducted our audit engagement in compliance with independence rules applicable to us, for the period from January 1, 2019 to the date of our report, and we did not provide any prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014 or in the French Code of Ethics (Code de déontologie) for statutory auditors.

Observation

Without qualifying our opinion, we draw your attention to the accounting method change in Note 2.3 to the consolidated financial statements, "New standards and interpretations applied as of January 1, 2019" related to the adoption of IFRS 16 "Leases".

Justification of Assessments: Key Audit Matters

In accordance with the requirements of Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we draw your attention to the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance for the audit of the consolidated financial statements for the year, as well as the response that we have provided for these risks.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole and were used to form the opinion we expressed above. We do not provide a separate opinion on specific items of the consolidated financial statements.

Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities and for certain contracts with third-party operators

 (Notes 4.1 of the notes to the consolidated financial statements)

The Company recognized in the consolidated income statement €42 238 million of revenue for the year ended December 31, 2019.

The Company’s telecommunications business involves a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems for revenue recognition.

In addition, certain contracts may be entered into with third-party operators. Procedures for applying accounting standards to these agreements may be complex and require judgments and estimates, especially with regard to the estimation of certain variable considerations for revenue recognition.

Revenue recognition principles are disclosed in Note 4.1 of the notes to the consolidated financial statements.

Revenue recognition of telecommunications business and for certain contracts with third-party operators is a key audit matter due to the complexity of the associated IT systems, and the judgments and estimates required for the determination of the revenue.

For the telecommunications business, we gained insight into the accounting processes used to recognize various revenue streams, from contract signature and initial communication to invoicing and receiving payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and testing the design, implementation and effectiveness of automated system controls affecting revenue recognition.

As part of our work, we:

−    Identified the main controls set up by Orange that are relevant to our audit;

−    Tested the functionalities of business and commercial applications used to prepare accounting and financial information, the configuration and interfaces of accounting systems;

−    Performed analytical procedures and tested a selection of manual entries at year end, by comparing our revenue estimates, based on a combination of internal data and publicly available external data, with revenue recorded;

−    Evaluated the relevance and reliability of the internal and external data used to develop our expectations.

We examined the accounting treatment applied for certain contracts with third-party operators. We also assessed key judgments and estimates made by the Company after obtaining and inspected the related contractual documentation and analyses performed by Company Management.

We have also assessed the appropriateness of the information presented in Notes 2.3.2, 4.1 and 4.4 of the notes to the consolidated financial statements.

Valuation of goodwill, intangible assets and property, plant and equipment

(Notes 7 and 8 of the notes to the consolidated financial statements)

As at December 31, 2019, goodwill, intangible assets and property, plant and equipment balances in the statement of financial position were € 27,644 million, € 14,737 million and € 28,423 million respectively, as of December 31, 2019. The impairment loss recognized for goodwill, other intangible assets, and property, plant, and equipment for the year ended December 31, 2019 amounted to € 54 million.

As stated in Note 7.1, Orange performs some impairment testing when there is an indication of impairment, and at least once a year. These tests are performed at the level of each cash-generating unit (CGU) or group of CGUs, which generally correspond to the operating segment, or each country in Africa and the Middle East. An impairment loss is recognized if the recoverable amount is lower than the carrying value. Orange most often determines recoverable value as value in use, which is the estimated current value of expected future cash flows.

To assess value in use, Orange uses various estimates and judgments as described in Note 7, particularly: the assessment of the competitive, economic and financial landscape in the countries where Orange does business; its ability to generate operating cash flows as a result of strategic plans; planned capital expenditures; and the discount and perpetual growth rates used to calculate recoverable values.

We believe that the measurement of these assets is a key audit matter, given their sensitivity to assumptions made by management and the material amount of goodwill, other intangible assets and property, plant and equipment in the consolidated financial statements.

To assess the reliability of data from the business plans that is used to calculate recoverable value, we:

−    compared the 2019 business plans projections with business plans from prior financial years;

−    compared the business plans from prior financial years with actual results of the related years;

−    interviewed operational and finance managers at Orange to gain insight into the key assumptions used in business plans and assess assumptions based on the explanations obtained;

−    examined the sensitivity analyses performed by Orange and performed our own sensitivity analyses on key assumptions to assess the potential effect of a change in these assumptions on the conclusions of impairment tests (including operating cash flows, discount and perpetual growth rates);

−    reconciled the data included in the valuation models used by the Group in the determination of recoverable values to the plans submitted to the Board of Directors.

Relating to the models used for the determination of recoverable values, we involved our valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount and growth rates used in the valuations by comparing them against rate ranges that were independently developed using publicly available market data for comparable entities.

We have also assessed the appropriateness of the information presented in Notes 7 and 8 to the consolidated financial statements.

Recognition of deferred tax assets associated with tax loss carryforwards

(Notes 10.2.1 and 10.2.3 of the notes to the consolidated financial statements)

At December 31, 2019, €992 million was recognized in the consolidated financial statements for deferred tax assets. At that date unrecognized deferred tax assets amounted to €3,661 million and mainly comprised tax losses that can be carried forward indefinitely.

As stated in Note 10.2.3, deferred tax assets are only recognized when it is probable that the tax entity will have sufficient future taxable profit to recover them. The recoverability of deferred tax assets is assessed based on the business plans used for impairment testing, which may be adjusted for tax specificities related to each jurisdiction.

We believe that the recognition of deferred tax assets associated with tax loss carryforwards is a key audit matter, given their sensitivity to assumptions made by the Group, particularly relating to Orange ability to achieve the performance forecasts in the business plans and to the feasibility of the Group tax planning assumptions.

We tested certain controls implemented by the Group on the deferred tax valuation process notably relating to assumptions used and applicable tax regulations for the determination of future taxable profit, which consisted in:

−    determining whether the tax loss carryforwards could be used before they expire to offset deferred tax liabilities in the same tax jurisdiction; and

−    determining the capacity of each entity to generate future taxable profit enabling the utilization of tax loss carryforwards.

We assessed the method used by the Group to assess tax loss carryforwards to be used in the future.

To assess future taxable profit, we analyzed the reliability of the processes used to prepare the business plan to assess the probability of each entity recovering its deferred tax assets by:

−    analyzing the procedure used to develop and approve the latest business plans used for those estimates;

−    comparing forecast performance from previous years with actual results for the years concerned;

−    comparing revenue growth rate to the Group’s peer companies’ analyst reports and market research reports.

−    examining the consistency of assumptions made to assess deferred tax assets with those used for impairment testing (namely forecasted cash-flows and revenue growth rates);

−    Assessing the application of tax law and the feasibility of the Group tax planning assumptions.

We also assessed the appropriateness of the information presented in Notes 10.2.1 and 10.2.3 to the consolidated financial statements.

Evaluation of provisions for competition and regulatory disputes

 (Notes 5.2, 5.7 and 17 of the notes to the consolidated financial statements)

Orange is involved in a number of legal disputes in France and abroad relating to competition issues and national and European Commission regulations.

As stated in Note 5.2 of the notes to the consolidated financial statements, expenses arising from these proceedings are recorded when the Group has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which can be quantified or estimated on a reasonable basis.

A provision of € 643 million was recorded, a portion of which relates to competition and regulatory disputes involving the Group as of December 31, 2019.

Given the Company’s exposure to competition issues in the telecommunications sector and the high level of judgment required by Management to estimate risks relating to legal disputes, we have identified the subject as a key audit matter.

To assess the extent of risk of estimates used to record provisions for competition and regulatory disputes, our work included:

−    gaining insight into procedures implemented by Management to identify risk and where appropriate, record provisions;

−    testing certain controls set up by Management, which we believe to be the most relevant to our audit. That includes controls related to the assessment of data provided by the Legal Department and external counsels;

−    understanding the risk analyses performed by Management;

−    interviewing the Legal Department and the Secretary General of your Group and analyzing the documentation available (specifically the minutes of court hearings) to assess the basis of assumptions used to determine the provisions for litigation;

−    examining the responses to third party confirmations requests: legal opinions of external counsels and underlying information including ongoing proceedings and the probable financial consequences;

−    assessing whether any subsequent events to the reporting date for the year ended December 31, 2019 have been taken into account to estimate provisions and the information provided in the consolidated financial statements.

−    comparing historical provision estimates to actual amounts paid.

We also assessed the appropriateness of the information presented in Notes 5.2, 5.7 and 17 to the consolidated financial statements.

Evaluation of the adoption of IFRS 16 Leases

(Notes 2.3.1, 8.5, and 9 of the notes to the consolidated financial statements)

The Company adopted IFRS 16 Leases on January 1, 2019 using the modified retrospective approach. As of December 31, 2019, the Group recognized right of use assets of € 6,263 million, and total lease liabilities of € 6,492 million. The lease arrangements mainly related to land and buildings, and network infrastructures.

We identified the evaluation of the adoption of IFRS 16, effective as of January 1, 2019, as a key audit matter due to the nature, the complexity, and the significance on the Group’s consolidated financial statements, and given the high degree of judgment required in the adoption of the standard (namely its applicability to certain complex contracts, lease terms and discount rates determination).

Our audit approach consisted in evaluating the criteria and the methodology used by the Group to identify leases, determine discount rates and lease terms, including the consideration given by the Group to the November 2019 IFRS IC decision on lease terms. We:

−    gained insight into the Group’s process to adopt IFRS 16, account for lease contracts and assess key controls;

−    tested certain controls related to identifying leases in certain complex contracts, and determining lease terms and discount rates.

−    performed an analysis of the contractual documentation on a sample of lease contracts to assess the reliability of the data used to determine the related assets and liabilities.

−    reconciled the data used for discount rates with contractual documentation on a sample of lease contracts

−    involved valuation professionals with specialized skills and knowledge to evaluate the Group’s discount rates by comparing them to discount rates ranges that were independently developed using publicly available market data for comparable entities;

−    analyzed the completeness of the underlying lease population by comparing off balance sheet commitments relating to operating leases as per previous lease standard as at 31 December 2018 with lease liabilities recorded as 1 January 2019 according to IFRS 1, and by carrying out an analysis of the residual rental expenses.

−    assessed the consideration given by the Group to the November 2019 IFRS IC decision on lease terms, as disclosed in Note 2.3.1 to the consolidated financial statements.

In addition, we assessed the adequacy of the information disclosed in Notes 2.3.1, 8.5 and 9 to the consolidated financial statements.

Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by French law on the information pertaining to the Group presented in the Management Report prepared by the Board of Directors.

We have no matter to report as to the fair presentation and the consistency of the information with the consolidated financial statements.

We hereby attest that the consolidated statement of non-financial performance required under Article L.225-102-1 of the French Commercial Code is included in the Group management report. However pursuant to Article L.823-10 of the same code, we point out that we did not verify that this statement gives a true and fair view or matches the consolidated financial statements. The information in the statement requires a report from an independent third party.

Report on Other Legal and Regulatory Requirements

Appointment of the Statutory Auditors

 We were appointed statutory auditors of Orange S.A. by the Shareholders’ Meeting held on May 27, 2015 for KPMG and by the inter-ministerial decree of September 18, 1991 for Ernst & Young Audit.

As at December 31, 2019, KPMG were in the fifth year of their total uninterrupted engagement and Ernst & Young Audit were in their twenty-ninth year, which is the fifth year and twenty-third year respectively since the Company’s securities were admitted to trading on a regulated market.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Management is also responsible for such internal control that it determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risk management systems and where applicable, internal audit, regarding the accounting and financial reporting procedures.

The consolidated financial statements have been approved by the Board of Directors.

Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Objectives and audit approach

Our role is to issue a report on the consolidated financial statements. Our objective is to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L.823-10-1 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

−    Identifies and assesses the risk of material misstatement of the consolidated financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for the audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

−    Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control.

−    Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the consolidated financial statements;

−    Assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

−    Evaluates the overall presentation of the consolidated financial statements and assesses whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

−    With regard to the financial information on persons or entities included in the consolidation scope, the statutory auditor obtains audit evidence considered to be sufficient and appropriate to provide a basis for the audit opinion. The statutory auditor is responsible for managing, supervising and performing the audit of the consolidated financial statements as well as the opinion on the financial statements.

Report to the Audit Committee

We submit a report to the Audit Committee, which includes a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report any significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the financial statements of the current period and which are therefore key audit matters we have the duty to describe in this report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set out by Articles L.822-10 to L.822-14 of the French Commercial Code (Code de commerce) and in the French Code of Ethics (Code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

p style="margin: 0px; text-align: center;">Paris La Défense, February 13, 2020

KPMG Audit, a division of KPMG S.A.	ERNST & YOUNG Audit

Marie Guillemot	Yvon Salaün
Partner	Partner

ORANGE

Date: February 13, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations